Form 20-F
period 2022-12-31
TC BioPharm (Holdings) plc
filed 2023-05-01
CIK 1872812

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Bryan Kobel, Chief Executive Officer

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

b.kobel@tcbiopharm.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share, nominal value £0.0001 per share	TCBP	The Nasdaq Stock Market LLC
Warrants, each warrant representing the right to purchase one American Depositary Share	TCBPW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 949,958 ordinary shares, nominal value £0.0001 per share, each represented by one American Depositary share.

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

Large accelerated filer ☐	Accelerated filer☐	Non-accelerated filer ☒
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

Auditor Name: Marcum LLP	Auditor Location: New York, USA	Auditor Firm ID: 688

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our financial information is presented in pounds sterling. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from pounds sterling into U.S. dollars were made at the rate of £1 to $1.2077, which was the noon buying rate of the Federal Reserve Bank of New York on December 30, 2022. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated or any other date. All references in this Annual Report to “$” mean U.S. dollars and all references to “£” and “GBP” mean pounds sterling.

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

Forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. Factors that could cause actual results, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results to differ materially include, but are not limited to, those discussed under “Risk Factors” in this Annual Report. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this Annual Report not to occur. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

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

Investing in our company and its securities involves a high degree of risk. Investors should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report, including our consolidated financial statements and related notes, before investing in our company and our securities. If any of the following risks materialize, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price or value of our American Depositary Shares, or ADSs, and/or public Warrants in the public market could decline, and investors could lose part or all of their investment.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, including those risks discussed at length in the section below titled “Risk Factors.” These risks include among others the following:

●	We have generated operating losses since inception and expect to continue to generate losses. We may never achieve or maintain profitability. We will continue to require financing to continue to implement our business plan and sustain operations.

●	We, as well as our independent registered public accounting firm, in relation to our financial position, have expressed substantial doubt about our ability to continue as a going concern.

●	Our lack of any approved products and our limited operating history may make it difficult for an investor to evaluate the success of our business to date and to assess our future viability.

●	GD-T cell therapies are a novel approach to treating cancers and infectious diseases, which have development risks and will require us to obtain regulatory approvals for development, testing, commercialization, manufacturing and distribution. We may not achieve all the required regulatory approvals or approvals may not be obtained as timely as needed.

●	Because GD-T cell therapies are a novel approach, potential side effects, and long-term efficacy, regulatory approval will require considerable time for trials, data collection, regulatory submissions and funding for the process.

●	Enrolling patients in clinical trials may be difficult for many reasons, including high screen failure, GD-T cell proliferation capacity, timing, proximity and availability of clinical sites, perceived risks, and publicity about the success or lack of success in the methods of treatment.

●	Because GD-T cell therapies are novel, our research and development and clinical trial results may not support our products intended purposes and regulatory approval. We are heavily dependent on the success of our lead product candidate (OmnImmune®), and intend to seek breakthrough therapy designation for some or all of our other therapeutic candidates in due course.

●	Market opportunities for certain of our product candidates may be limited to those patients who are ineligible for or have failed prior treatments. This class of patient may be limited in number, difficult to locate and service, require special governmental approval, and unable to pay or obtain reimbursement.

●	We rely on many third parties for aspects of our product development and commercialization, such as raw material supply, clinical trials, obtaining approvals, aspects of manufacturing, development of additional product candidates and distribution. We may not be able to control these parties and their business practices, such as compliance with good manufacturing requirements or their ability to supply or service us timely, which will likely disrupt our business.

●	We face substantial competition: others may discover, develop and/or commercialize competing products before or more successfully than TCB.

●	Even if we are able to commercialize any product candidates, such drugs may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies. Commercialized products may not be adopted by the medical profession.

●	Because we operate internationally, we are subject to a wide array of regulation of the United Kingdom, European Union and United States. In addition to regulation surrounding new drug development and their manufacture, distribution and use, we will be subject, for example to data protection rules relating to medical records, medical and general privacy laws, environmental laws regarding medical waste, and bribery and corrupt practices law, in addition to all the drug related approval, manufacturing and distribution rules.

●	Product liability claims are frequent in drug development of novel therapies and insurance is mandatory and expensive. The inability to obtain insurance may prevent product development and claims may surpass our ability to pay and call into question the efficacy of a product with resulting reputational damage.

●	Protecting our intellectual property is paramount in our ability to be able to commercialize our products and generate revenues and investment return for our stockholders. We may not be able to obtain the intellectual property protection we seek due to its cost, requirement to pursue it in many jurisdictions, challenges by others and patent office rejection.

●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies acting in multiple jurisdictions, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

●	As part of product development, we may need to license aspects of our research and products from third parties or if our IP is challenged, we may have to seek license accommodation, any of which may be expensive, limited in scope, or unavailable.

●	We currently have a limited number of employees, and our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel at all levels.

●	We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth including, but not limited to, operating as a public company and taking a therapeutic through to market approval and acceptance.

●	We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in achieving and managing our growth, which could disrupt our operations. We expect to require further funding for these expansions of activity.

●	We incur substantial costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to required SEC compliance and corporate governance practices.

●	If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our business and our stock price.

●	Certain of our existing stockholders, members of our board of directors and senior management maintain the ability to exercise significant control over us. The interests of investors may conflict with the interests of these other stockholders.

●	Our ADSs provide rights that are different from directly holding our ordinary shares. The outstanding Warrants do not have the rights of shareholders until exercised. Our Warrants form a substantial part of our capitalization, and they have substantial protective provisions, which may limit our ability to raise capital.

●	Future sales, or the possibility of future sales, of a substantial number of our ordinary shares, through the additional deposit of ordinary shares for ADSs and exercises of our Warrants, could adversely affect the price of our ADSs or Warrants in the market. After any lock up period, a substantial number of our issued and outstanding ordinary shares will be eligible for trading on the public securities market by their being deposited with the depositary for ADSs.

●	As a foreign private issuer, we, and our stockholders, have certain exceptions to disclosure regulation under United States federal securities regulation, and we will take certain NASDAQ governance exceptions. Consequently, investors may not have the totality of disclosure about and governance controls in TCB as compared to United States domestic reporting companies.

●	Shareholder rights and recourse will be governed by and ultimately determined by Scottish and United Kingdom law and judicial process, which in many ways are more limited than United States law and practice. Most of our directors and officers are not resident in the United States. Most of our assets are located in the United Kingdom.

●	If we fail to meet the requirements for continued listing on the Nasdaq Global Market or Nasdaq, our ADSs could be delisted from trading, which would decrease the liquidity of our ADSs and our ability to raise additional capital.

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

For the fiscal years ended December 31, 2022 and 2021, we incurred net losses of £1.4 million ($1.7 million) and £13.6 million ($18.3 million translated at the rate of £1.00 to $1.3500), respectively. As of December 31, 2022, we had an accumulated deficit of £33.7 million ($40.7 million). We expect to continue incurring significant losses as we continue with our research and development and clinical programs and to incur general and administrative costs associated with our operations. The extent of funding required to develop our product candidates is difficult to estimate given the novel nature of our GD-T cell-based cell therapy candidates and their un-proven route to market. Ultimately, our profitability is dependent upon the successful development, approval, and commercialization of our GD-T cell-based therapeutic candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and until we do, we will continue to need to raise additional cash.

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

Our recurring losses from operations and negative cash flow raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2022 with respect to this uncertainty.

Our ability to continue as a going concern ultimately is dependent upon our generating cash flow from sales that are sufficient to fund operations or finding adequate financing to support our operations. To date, we have had no product revenues and relied on equity-based financing from the sale of securities subscribed by our founders and related parties and in various private placements, and receipts from collaboration partners. Our research and development plans may not be successful in creating a marketable product, and our business plan may not be successful in achieving a sustainable business and generating revenues. We completed our initial public offering (“IPO”) in February 2022, which, together with additional funds that we have raised since then and funds we plan to raise during 2023, we believe will provide funding to enable us to progress our planned clinical trial program in our lead product, OmnImmune®, into 2024. We have no firm arrangements in place for all the anticipated, required financing to be able to fund our operations during and beyond 2023 and otherwise to implement fully our business plan. If we are unable to continue as planned currently, we may have to curtail some or all of our business plan and operations. In such case, investors will lose all or a portion of their investment.

We anticipate needing additional financing over the longer term to execute our business plan and fund operations, which additional financing may not be available on reasonable terms or at all.

The proceeds from our February 2022 IPO, together with additional capital raised since then and funds that we plan to raise during 2023, are expected to provide capital to further develop our drug product candidates and fund our overall business plan until at least the end of 2023. We will require additional capital in the future to fully develop our technologies and potential products to the stage of a commercial launch. We cannot give now any indication of the amount of future funding that we will need or give any assurance that we will be able to obtain all the necessary funding that we may need. We may pursue additional funding through various financing sources, including the private and public sale of our equity and debt securities, licensing fees for our product candidates, joint ventures with capital partners and project type financing. We also may seek government-based financing, such as development and research grants. There can be no assurance that funds will be available on commercially reasonable terms, if at all. If financing is not available on satisfactory terms, we may be unable to pursue further our business plan and we may be unable to continue operations, in which case investors may lose their entire investment. Alternatively, we may consider changes in our business plan that might enable us to achieve aspects of our business objectives and lead to some commercial success with a smaller amount of capital, but we cannot assure that changes in our business plan will result in revenues or maintain value in an investment in the company.

Risks Related to Development, Clinical Testing and Commercialization of Our Investigational Therapies and Any Future Therapeutic Candidates

Our GD-T cell therapies represent a novel approach to cancer treatment that could result in heightened regulatory scrutiny, delays in clinical development, or delays in or our ability to achieve regulatory approval or commercialization of our therapeutic candidates.

Our products are novel cancer treatment approaches that carry inherent development risks. We are therefore constantly evaluating and adapting our therapeutic candidates following the results obtained during development work and the ongoing clinical trials. Further development, characterization and evaluation may be required, depending on the results obtained, in particular where such results suggest any potential safety risk for patients. The need to develop further assays, or to modify in any way the protocols related to our therapeutic candidates to improve safety or effectiveness, may delay a clinical program, regulatory approval or commercialization, if approved at all, of any therapeutic candidate. Consequently, this may have a material impact on our ability to receive milestone payments and/or generate revenues from our therapeutic candidates and raise equity capital. In addition, given the novelty of our GD-T cell therapeutic candidates, the end users and medical personnel require a substantial amount of education and training in their administration of our cell therapy. Regulatory authorities have very limited experience with commercial cell therapies for disease treatment. As a result, regulators may be more risk averse or require substantial dialogue and education as part of the normal regulatory approval process for each stage of development of our therapeutic candidates.

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

We must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans before commercialization. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching, or any failure to reach, a consensus with regulatory agencies on study design;

●	delays in obtaining FDA required Institutional Review Board, or IRB, approval at each clinical trial site;

●	delays in recruiting a sufficient number of suitable patients to participate in our clinical trials;

●	imposition of a clinical hold by regulatory agencies, after an inspection of our clinical trial operations or study sites;

●	failure by third parties or us to adhere to clinical trial, regulatory or legal requirements;

●	failure to perform in accordance with good clinical practices (“GCP”), or applicable regulatory guidelines in other countries;

●	delays in the testing, validation, manufacturing and delivery of sufficient quantities of our product candidates to the clinical sites;

●	delays in having patients’ complete participation in a study or return for post-treatment follow-up;

●	clinical trial sites or patients dropping out of a trial;

●	delay or failure to address any patient safety concerns that arise during the course of a trial;

●	unanticipated costs or increases in costs of clinical trials of our product candidates;

●	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; or

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

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

We may find it difficult to enroll patients in our clinical trials. For example, in our TCB-001 clinical trial we experienced a high screen failure rate. Identifying and qualifying patients, including testing of patients for their GD-T cells’ proliferation capacity, to participate in clinical trials of our therapeutic candidates, are critical to our success. The timing of our current and future clinical trials depends on the speed at which we can recruit patients to participate in testing our therapeutic candidates. If patients are unwilling to participate in our trial(s) because of negative publicity from adverse reactions or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed or prevented. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology or termination of the clinical trials altogether. We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve sufficient diversity in a given trial in order to complete our clinical trials in a timely manner. Patient enrolment is affected by factors including:

●	eligibility criteria for the trial in question;

●	severity of the disease under investigation;

●	design of the trial protocol;

●	trial duration and number and complexity of visits and procedures;

●	size of the patient population;

●	perceived risks and benefits of the therapeutic candidate under trial;

●	novelty of the therapeutic candidate and acceptance by oncologists;

●	proximity and availability of clinical trial sites for prospective patients;

●	availability of competing therapies and clinical trials;

●	efforts to facilitate timely enrolment in clinical trials;

●	patient referral practices of physicians;

●	ability to monitor patients adequately during and after treatment; and

●	macro political or economic factors that impact the availability and efficiency of available trial centers.

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

Our research and development efforts and our selection of the product candidates to pursue remain subject to all of the risks associated with the development of new treatment modalities. Development of the underlying technology and appropriate assay development may be affected by unanticipated technical or other problems, among other development and research issues, and the possible insufficiency of funds needed in order to complete development of these products. Safety, regulatory and efficacy issues, clinical hurdles or challenges also may result in delays and cause us to incur additional expenses that will increase our need for capital and result in additional losses. If we cannot complete, or if we experience significant delays in developing our medical products for use in potential commercial applications, particularly after incurring significant expenditures, our business may fail and investors may lose the entirety of their investment.

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

Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and commercialize our aforementioned lead product candidate which is in its clinical development phase. Before we can generate any revenues from sales of products, we will be required to conduct additional clinical development and conduct longer-term clinical trials and, if our clinical trial of these products is successful, we will be required to seek and obtain regulatory approval, secure adequate manufacturing supply to support larger clinical trials and commercial sales and build a commercial organization, or to work with commercialisation partners. Further, the success of these products will depend on patent and trade secret protection, acceptance of these products by patients, the medical community and third-party payers, its ability to compete with other therapies, healthcare coverage and reimbursement, and maintenance of an acceptable safety profile following approval, among other factors. If we do not achieve any of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our products which would materially harm our business.

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

The manufacture, testing and release of TCB’s cell therapies for clinical trials may not meet with the regulatory requirements and result in the delay of clinical trials. Logistical issues which may prevent timely completion of manufacture and testing include:

●	failure in integrity of facility infrastructure;

●	failure of High Efficiency Particulate Absorbing (HEPA) filters to prevent airborne cross-contamination;

●	delays in the procuring test materials/reagents due to supplier, shipping issues or discontinued supply;

●	failure by third parties to notify a change in material product specifications that are not GMP (“Good Manufacturing Practice”) compliant;

●	equipment failure within production, quality control and stores;

●	failure of quality control equipment;

●	delays in cleanroom supplies from third parties such as PPE or cleaning reagents;

●	failure in the cleanroom resulting in insufficient quantities of our product candidates being available to the clinical sites;

●	increase in our costs of materials;

●	failure of third party specialist couriers to deliver the product to clinical sites;

●	failure due to resource issues associated with personnel illness; and

●	failure in recruitment of cleanroom operators and quality staff as we progress through clinical trials.

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

We depend and will continue to depend upon independent investigators and collaborators, such as universities, medical institutions, CROs (“Contract Research Organizations”) and strategic partners to support our clinical trials under agreements with the Company.

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

Our manufacturing plant is located in Scotland and as we develop clinical trials outside the UK and in particular into the USA we anticipate that we will rely on a limited number of third-party manufacturers for commercial production, but this will expose us to the following risks.

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

Cell-based therapies rely on the availability of specialty materials, which may not be available to us on acceptable terms or at all.

Our product candidates require specialized materials, including viral vectors that deliver the targeting moiety (CAR) and other genes to the product candidate. We currently manufacture some of our requirements through contract manufacturers, some of which are manufactured by companies with limited resources and experience to support a commercial product, and the suppliers may not be able to deliver materials to our specifications. In addition, those suppliers normally support blood-based hospital businesses and generally do not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms. The suppliers may be ill-equipped to support our needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. We also do not have contracts with many of these suppliers, and we may not be able to contract with them on acceptable terms or at all. Accordingly, we may experience delays in receiving key materials to support clinical or commercial manufacturing.

In addition, some materials utilized in the manufacture of our candidates are currently available from a single supplier, or a small number of suppliers. For example, principal suppliers for the purchase of equipment and reagents critical for the manufacture of our product candidates include Cytiva (Global Life Sciences Solutions Operations UK Ltd), Wilson Wolf Manufacturing Corporation, Octapharma AG, Sexton Biotechnologies, Miltenyi Biotech, Thermo Fisher Scientific and other suppliers. We cannot be sure that these suppliers will remain in business or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event that we must switch to a new supplier. The time and effort to qualify a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Further, we may be unable to enter into agreements with a new supplier on commercially reasonable terms, which could have a material adverse impact on our business.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in, for example:

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

Changes in our business strategy or operations may result in grant income being repaid to government grant awarding bodies

We have been awarded and received grant income from government agencies with respect to a number of research and development programs totaling £5.6 million since incorporation through December 31, 2022. In some cases, the grant award contains commitments for the business that extend beyond the specific program period. If the Company changes strategy or the nature of its operations, some grant awarding bodies may view this as a breach of the original terms of the grant and all or part of the original grant award may become subject to repayment. In the event of our having to return funds under prior grant awards, the Company may be required to repay up to an aggregate of £5.6 million.

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

As a UK incorporated and tax resident entity, we are subject to UK corporate taxation. Due to the nature of our business, we have generated losses since inception and therefore have not paid any UK corporation tax. As of December 31, 2022, we had cumulative carryforward tax trading losses of £17.7 million. Subject to any relevant utilization criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half of our ordinary shares (including those represented by the ADSs) and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilization against future operating profits arising in the United Kingdom. The use of loss carryforwards in relation to UK profits incurred on or after April 1, 2017 are limited each year to £5.0 million per group plus, broadly, an incremental 50% of UK taxable profits.

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

We depend upon our key personnel and our ability to attract and retain employees

We are heavily dependent on the ongoing employment and involvement of certain key employees in particular our principal executive officers (i) Bryan Kobel, our Chief Executive Officer and Martin Thorp, our Chief Financial Officer.

We anticipate, overtime, a requirement to expand our current personnel, who will be based in the UK, the EU and the USA, potentially very rapidly in order to achieve our planned business activities and aims to further engage in clinical trials. Such expansion is dependent on our ability to recruit experienced and suitably trained employees or consultants, and to retain such employees on a long-term basis. Our ability to take our existing pipeline of GD-T cell therapeutics and to meet the demands of our clinical programs may be compromised or delayed if we are unable to recruit sufficient personnel on a timely basis.

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

As of April 24, 2023, we have 60 full-time equivalent employees. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we will have to add a significant number of additional managerial, operational, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

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

The Company notes that the auditors identified that the Company experienced difficulty in the accounting for complex financial instruments and the Company lacked adequate internal control over the account and assessment of complex financial instruments following control deficiencies which they believed constituted a material weakness in the Company’s internal control over financial reporting as of December 31, 2022. The Company recognizes this error as a material weakness and has begun to establish controls to support assessment and review of accounting for complex financial instruments.

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

Our current business operations are headquartered and principally located in our offices and laboratories in Glasgow, UK. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, power shortage, telecommunication failure or other natural or man-made accidents or incidents, including events of civil unrest that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our investigational GD-T cell therapy or any future therapeutic candidates or interruption of our business operations.

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

We were in default under our outstanding convertible notes and if we go into default in the future, the noteholder may accelerate amounts owed under such notes and our liquidity could be adversely impacted.

We were in default under our existing convertible notes until April 3, 2023. Upon the occurrence and during the continuance of an event of default under the notes, the holder had the option, among other things, to accelerate the debt, which was in the amount of $0.8 million as of April 3, 2023, which could have severely affected our liquidity and significantly harm our business. Further details of the agreement entered into on April 3, 2023 are set out in the subsequent event note to the financial statements. However, we cannot guarantee that we will not enter into default under the Notes in the future. In the event that we re-enter into default under the notes, and such holder was to assert an event of default and demand repayment pursuant to the terms of the notes, our business, operating results and financial condition would be adversely affected.

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

We may not be aware of all third-party intellectual property rights potentially relating to our current and future product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in many jurisdictions typically are not published until 18 months or more after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. Similarly, should we own or in-license any patents or patent applications in the future, we may not be certain that we or the applicable licensor were the first to file for patent protection for the inventions claimed in such patents or patent applications. As a result, the issuance, scope, validity and commercial value of our patent rights cannot be predicted with any certainty. Moreover, in the United States, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, re-examination, inter partes review or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights, which could significantly harm our business and results of operations.

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

We hold a license from UCL Business plc (“UCLB”) for its technology related to co-stimulatory CAR-T in GD-T cells. This is in addition to the intellectual property that we own. Our license with UCLB is for a single CAR-T binder, where we pay an annual license fee, certain performance-based milestone payments and a single-digit royalty on sales arising from use of that binder together with certain cumulative sales-based milestone payments. Through December 31, 2022 we have paid UCLB approximately $0.6 million (taking into consideration fluctuation in exchange rates) in license fee payments. Furthermore, the Company has a duty not to breach terms of the license agreement. If we fail to meet specific obligations, the licensor will have the right to terminate the applicable license or modify certain terms of the license agreement. Royalty provisions cease upon termination or upon expiry of the license which occurs, on a country-by-country basis, upon the later of the tenth (10th) anniversary of the first commercial sale of a licensed product or the lapse, expiry, or revocation of all patents.

Risks Related Ownership of Our ADSs and Warrants

Control by a limited number of shareholders may limit the ability of investors to influence the outcome of director elections and other transactions requiring shareholder approval.

As of April 24, 2023, we had outstanding warrants to acquire 9,166,224 ADSs, and share options to purchase 174,781 shares of our ordinary shares. A significant number of such warrants have exercise prices above our ADSs’ recent trading prices, but the holders have the right, in certain circumstances, to effect a cashless exercise of such warrants. If a significant number of such warrants and share options are exercised by the holders, such persons together, along with several other long term significant shareholders, will have influence over corporate actions requiring shareholder approval, including the following actions:

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

If we fail to meet the requirements for continued listing on the Nasdaq Global Market or Nasdaq, our ADSs could be delisted from trading, which would decrease the liquidity of our ADSs and our ability to raise additional capital.

Our ADSs are currently listed for quotation on The Nasdaq Capital Market. We are required to meet specified financial requirements in order to maintain our listing on the Nasdaq Capital Market. These requirements include maintaining a minimum bid price of at least $1.00 per share for our ADSs, which is referred to as the Bid Price Rule, maintaining a minimum market value of listed securities, or the MVLS, of $35,000,000. On July 12 and 15, 2022, we received deficiency letters from the Listings Qualifications Department of the Nasdaq Stock Market notifying that we were not in compliance with the Bid Price Rule and the MVLS, respectively.

On December 6, 2022, we received written notification from the listing qualifications staff of the Nasdaq Stock Market, LLC (“Nasdaq”) indicating that we regained compliance with the Bid Price Rule. On January 12, 2023, we received written notification from the listing qualifications staff of the Nasdaq indicating that we have not regained compliance with the MVLS and that our securities would be subject to delisting unless we timely request a hearing before a Nasdaq Hearings Panel (the “Panel”). On March 9, 2023 we presented a formal plan to regain compliance to the Panel. On March 17, 2023, the Company announced that the TC BioPharm (Holdings) plc has been granted a formal extension until June 30, 2023, to regain compliance under Nasdaq Listing Rule 5550(b)(2) or its alternative criteria. During the extension period, we are obligated to meet certain milestones and the Panel has reserved the right to reconsider the terms of the exception in circumstances where, in its opinion, the continued listing of the Company’s securities is inadvisable or unwarranted. Nasdaq’s extension notice had no immediate effect on the listing or trading of TC BioPharm’s Common Stock, which continues to trade on the Nasdaq Capital Market under the symbol “TCBP”. In respect of one milestone, which was only partially been met by the due date, the Company has requested an exception, since failure to meet that milestone in itself is not fundamental to the Company’s plan to meet the MVLS test by June 30, 2023. There can be no assurance that the Panel will determine to continue the Company’s listing on The Nasdaq Capital Market or that the Company will timely evidence compliance with the terms of the extension that was granted by the Panel following the hearing.

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

The public Warrants merely represent the right to acquire our ordinary shares at a fixed cash price, for a limited period of time. If the Warrants are not exercised before they expire, in six years from date of issue, the Warrants will never provide any value to the holder thereof. It is usual that the price of a warrant in the public market is more volatile than that of the corresponding shares for which it is exercisable. Therefore, investors should expect the price of a Warrant to be fluctuate to a greater degree than our ADSs, and correspondingly be more speculative.

Holders of our public and private Warrants will not have any rights of the holders of ordinary shares until such Warrants are exercised.

The public and private Warrants do not confer any of the rights afforded to the holders of our ordinary shares, even those ordinary shares held through ADSs, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire ordinary shares at a fixed price.

We have a significant number of public Warrants outstanding, with fifty Warrants to purchase one ADS, which may be exercised at a current cash exercise price of $25.00 per ADS. There is no assurance that they will be exercised and that they will provide funding for the Company.

As at March 31, 2023, there were approximately 16,166,260 public Warrants outstanding where fifty of each warrant are exercisable for one ordinary share. We also may be required to issue additional warrants in connection with the conversion of certain outstanding loan notes. For the public Warrants to be exercised on a cash basis, we must maintain an effective registration statement with the SEC at the time of their exercise. It is not expected that any of the derivative securities will be exercised for cash unless the price of an ADS in the market is substantially above the then exercise price. There can be no assurance that our ADS price will be sufficiently high on a sustained basis to encourage warrant holders to exercise their derivative securities, such as the public Warrants.

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

We have a significant number of private, Series A, B and C Warrants outstanding each Warrant to purchase one ADS, which may be exercised at a current cash exercise price of between $1.75 and $5.00 per ADS. There is no assurance that they will be exercised and that they will provide funding for the Company.

As at March 31, 2023, there were approximately 6,237,500 private Series A, B and C warrants with an exercise price of $1.75 and approximately 140,000 private Series A and B warrants with an exercise price of $5.00, each of which currently is exercisable for one ordinary share. For these private Warrants to be exercised on a cash basis, we must maintain an effective registration statement with the SEC at the time of their exercise. It is not expected that any of the derivative securities will be exercised for cash unless the price of an ADS in the market is substantially above the then exercise price. There can be no assurance that our ADS price will be sufficiently high on a sustained basis to encourage warrant holders to exercise their derivative securities, such as the private Warrants.

The private Warrants have a number of restrictions and reset provisions which may limit aspects of our operations and capital raising.

The private Warrant terms have restrictions on our ability to issue ordinary shares in a number of situations. For example, for the period during which the lock up agreements are in place, we have limits on our ability to issue ordinary shares. The private Warrants have anti-dilution provisions including those for recapitalization transactions such as a reverse stock split, stock dividend and forward stock split, and protective provisions in the event of a rights offering, cash or asset dividend, and fundamental transactions consummated by the company where it is not the survivor. The private Warrants have buy-in protection and cash penalties if we do not issue the securities underlying them on a timely basis. The term and number of Warrants in combination with the registration obligation will be an overhang on the market while the private Warrants are outstanding. This overhang may limit our ability to raise capital when needed at a price that represents the value of the company. The private Warrants do not have a redemption provision by which we can either encourage their exercise or terminate the private Warrants.

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

Following the expiry of various lock up agreements to which our shareholders and holders of the Convertible Loan Notes agreed in connection with our February 2022 IPO many of our shareholders are eligible to sell all or some of their ordinary shares by means of depositing them with the depositary in exchange for ADSs and then trading the ADSs through ordinary brokerage transactions, in the open market pursuant to Rule 144, promulgated under the Securities Act. Additionally, we have registered for resale ADSs and Warrants held by shareholders who converted outstanding Convertible Loan Notes into equity in connection with our February 2022 IPO and our November 2022 private placement. Any substantial sale of our ordinary shares, when represented by ADSs, and the public and private Warrants pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the public market price of the ADSs and public Warrants.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as other companies in our industry. If some investors, including persons considering an investment in the company, find our securities less attractive as a result, there may be a less active trading market for our public securities, and the prices of these securities may be more volatile.

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1.07 billion (or equivalent), if we issue more than $1 billion (or equivalent) in non-convertible debt in a three-year period, or if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million (or equivalent) as of any June 30.

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

Unstable market and economic factors could adversely affect our business, financial condition or results of operations.

Uncertain or unfavorable global economic or market conditions, such as a recession, an economic slowdown, inflation or reduced growth rates, could significantly impact our operating results or lead to significant reductions in funding sources available to the Company, which could adversely affect our business, results of operations or financial condition. Our operations have required substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the development of our GD-T cell-based therapeutic candidates, including for future clinical trials. In the event of unstable markets and unfavorable market conditions, we cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our GD-T cell-based therapeutic candidates or other research and development initiatives. Furthermore, uncertain or unfavorable global economic or market conditions may cause our manufacturers, suppliers, distributors, contractors, logistics providers and other external business partners to suffer financial or operational difficulties, which could impact their ability to provide us with or distribute finished product, raw and packaging materials or services in a timely manner or at all. We could also face difficulty collecting or recovering accounts receivables from third parties facing financial or operational difficulties.

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

Our operations, including our research, development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, manufacture, handling, release and disposal of and the maintenance of a registry for, hazardous materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens.

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

Holders of Ordinary Shares and ADSs may not be able to participate in equity offerings we may conduct from time to time.

All shareholders and holders of ADSs, including those in the United States have had pre-emption rights waived and therefore the presumption is that shareholders and holders of ADSs do not have any right of future participation. Even in the case where preferential subscription rights have not been cancelled or limited, shareholders and ADS holders may not be entitled to exercise such rights, unless the offering is registered or the ordinary shares are qualified for sale under the relevant regulatory framework. As a result, there is the risk that investors in ADSs may suffer dilution of their holdings should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

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

We are a public company with limited liability incorporated on October 25, 2021, pursuant to the laws of Scotland, under the name TC BioPharm (Holdings) plc. We were incorporated with nominal share capital for the purpose of becoming the ultimate holding company of TC BioPharm Limited, the company in which our principal clinical, research and development operations have been and are currently undertaken, and for the purpose of consummating the corporate reorganization described herein. TC BioPharm (Holdings) plc will not conduct any operations except those as the listed entity, as explained below.

TC BioPharm Limited was incorporated on July 1, 2013, as a private company with limited liability pursuant to the laws of Scotland and conducts our principal clinical. research and development operations. TC BioPharm Limited has two wholly owned subsidiaries:

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

On November 18, 2022 the Company undertook a reverse share split such that fifty issued ordinary share were exchanged for one new ordinary share. As a result of the share split, all references in these unaudited condensed consolidated interim financial statements and accompanying notes to units of ordinary shares or per share amounts are reflective of the reverse share split for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

Our agent for service of process in the United States is TC BioPharm (North America) Inc., c/o Business Filings, Inc., 108 West 13th Street, Wilmington, Delaware 19801 and the telephone number is (800) 981-7183.

Our capital expenditures for the years ended December 31, 2020, 2021 and 2022 amounted to £0.2 million, £0.02 million and £0.03 million, respectively. These capital expenditures primarily consisted of property, plant and equipment, computer equipment and office equipment in the United Kingdom.

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

Overview

We are a clinical-stage biopharmaceutical company focused on developing novel immunotherapy products based on our proprietary allogeneic gamma delta T (GD-T) cell platform. Harnessing the innate ability of GD-Ts has enabled us to develop a range of clinical-stage cell therapies designed to combat cancer and viral infection.

In-house clinical studies have demonstrated that our unmodified allogeneic GD-T products are (i) well tolerated and (ii) show preliminary evidence of disease modification in patients with the late-stage blood cancer, known as acute myeloid leukemia – AML. Based on clinical data generated by us believe that unmodified GD-Ts have the potential to treat all blood cancers.

TCB now is embarking on phase 2b-into-pivotal (phase 3) clinical studies with a view to launching its first oncology product for the treatment of AML. Clinical results generated thus far have enabled us to obtain FDA orphan drug status for treatment of AML.

In addition to unmodified allogenic GD-Ts for treatment of blood cancers, we are also developing an innovative range of genetically-modified CAR-T products for treatment of solid cancers. We believe that solid cancers are more difficult to treat than blood cancers and may require the addition of a CAR “chimeric antigen receptor” (i) to help therapeutic cells to “navigate” into diseased cancerous tissue and (ii) to retain therapeutic cells in-situ at the lesion for maximal efficacy (increased persistence).

In order to manufacture our portfolio of allogeneic products, we select the highest quality GD-T cells from healthy donors, activate the cells and grow them in large numbers at our in-house GMP-compliant manufacturing facility before administration to a patient in order to target and then destroy malignant or virally-infected tissues. We believe that we have introduced a step-change to our manufacturing platform by implementing a freeze-thaw process that will allow product to be shipped from cleanroom to patient without any shelf-life issue. Resulting products, we believe, will be more cost-effective and straightforward to ship form cleanroom to clinic.

Business Strategy

We have taken a step-wise approach to clinical development and commercialization. To achieve this, we have made the clinical transition from autologous GD-Ts to allogeneic GD-Ts to CAR-modified allogeneic GD-Ts. Our commercialization strategy is to introduce products firstly in blood cancers (AML initially) and then solid tumor indications.

Our strategic objective is to build a global therapeutic business with an extensive portfolio of GD-T cell-based products with the potential to significantly improve the outcomes of patients with cancer and infectious disease. In order to achieve our objective, we are focused on delivering success in the following areas:

Progress unmodified GD-T2s into Phase 2/3 clinical trials for the treatment of blood cancers

Having generated meaningful clinical data showing our product is well-tolerated in late-stage AML patients with no remaining treatment options, we commenced phase 2b-into pivotal (phase 3) clinical studies under the trial name ‘ACHIEVE’, with OmnImmune® during 2022 in AML patients who have failed to respond adequately to induction therapy. The aim is to provide a form of salvage therapy which will either stabilize the patient, thereby preventing disease progression, or delay the requirement for human stem cell transplant. Our initial trial centers will be in the UK and we are currently dosing patients in this trial. Working on the premise that other blood cancers should respond to GD-Ts in a similar manner to AML, TCB plans to conduct clinical studies for OmnImmune® in other hematological malignancies in future.

OmnImmune® clinical program

Our OmnImmune® clinical program is an example of our stepwise approach to clinical development. The initial phase 1b/2a trials were undertaken using fresh cell-based product under the program number TCB002. For ease of reference, when discussing that specific trial, we refer the program as OmnImmune® (TCB002). The phase 2b-into pivotal (phase 3) clinical studies will use a frozen cell-based product under the program number TCB008-001. When discussing that specific trial, we refer the program as OmnImmune® (TCB008-001).

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

In a submission to UK regulators, we provided batch manufacture and supporting data, and TCB was granted approval to commence treatment of cancer patients using frozen allogeneic product. This represents a significant milestone for TCB, as we pioneer use of cryopreserved-donated cells to treat cancer. Obvious benefits include increased product reproducibility, ability to ship product globally on request and significant economy of scale (through batch manufacture and storage).

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

Summary of TCB’s phase 1b/2a clinical trial in patients with fourth-line-of-treatment acute myeloid leukemia. Subsequent to the completion of this study TCB commenced phase 2b into 3 (pivotal) patient treatment during H1, 2022.

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

TABLE OUT OF DATE

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

As of April 21, 2023, we own 14 granted patents and 43 patent applications in 4 families, and have an exclusive license to an additional 1 family of 12 granted patents and 10 patent applications. Consistent with the filing strategy outlined above, all of our applications are either UK applications, PCT applications or national phase applications derived from a corresponding PCT application. All sets of national phase applications include a US application / patent. These patents and patent applications include claims directed to our therapeutic products and platform technology or other manufacturing and process technology to further enable our therapeutic products and manufacturing methods.

WO 2016/166544 (Modified Gamma Delta T Cells and uses thereof). International filing date April 14, 2016, earliest priority date April 15, 2015.

We own patents and patent applications covering a method of treatment for cancer using GD-T cells that express chimeric antigen receptors (CARs). The patent application claims are directed to GD-T cells expressing a co-stimulatory CAR, the advantages of the co-stimulatory CAR by inhibiting on-target, off-tumor activation due to its design, to the method and process of modifying a GD-T cell to express the co-stimulatory CAR, and to medical uses of the modified GD-T cell. A US patent application has issued as a granted patent in the US (US 10881688 B2, expires October 7, 2036 in view of USPTO calculated Patent Term Adjustment (PTA)). Applications have been granted in Australia (AU 2016250211), China (ZL 201680034862.3) Israel (IL 255011), and Japan (JP 6995624). Allowance has been indicated at the Eurasian Patent Office. We expect to receive acceptance shortly in South Africa. National applications remain pending in: Australia, Brazil, Canada, China, Hong Kong, Japan, South Korea, New Zealand, Singapore, and the US. A regional patent application is pending before the European Patent Office.

WO 2016/174461 (T cell which expresses a Gamma Delta T cell receptor and a Chimeric Antigen Receptor). International filing date April 29, 2016, earliest priority date April 30, 2015. Expiry date will be April 28, 2036 in most jurisdictions. Further patent term adjustments may apply in the US.

We are the exclusive licensee of patents and patent applications owned by UCL Business plc covering a method of treatment using a T cell which expresses a Gamma Delta T cell receptor and a chimeric antigen receptor. The patent application claims are directed to GD-T cells expressing a co-stimulatory CAR, the advantages of the co-stimulatory CAR by inhibiting on-target, off-tumor activation due to its design, to the method and process of modifying a GD-T cell to express the co-stimulatory CAR, and to medical uses of the modified GD-T cell. National applications have been granted in Australia (AU 2016255611, expires April 28, 2036), Japan (JP 6986449), Israel (IL 255186), South Africa (ZA 2017/06923), and via the Eurasian regional patent (EA 041081) in Armenia, Azerbaijan, Belarus, Kyrgyzstan, Kazakhstan, Russia, Tajikistan, Turkmenistan. Additional national applications are pending in: Brazil, Canada, China, Hong Kong, South Korea, New Zealand, Singapore, and the US. A regional patent application is pending before the European Patent Office.

WO 2016/005752 (Gamma Delta T cells and uses thereof). International filing date July 8, 2015, earliest priority date July 9, 2014. Expiry date for the patent granted in Israel will be July 7, 2035.

We own a patent and patent applications covering the method of preparing and using GD-T cells in the allogeneic treatment of subjects suffering from viral infection, fungal infection, protozoal infection or cancer. The patent application claims are directed to the process of providing GD-T cells from a first subject to a second subject (allogeneic transfer). Patent has been granted in Israel, national applications are pending in the US and Japan, and a regional patent application is pending before the European Patent Office.

WO 2018/138522 (Immune cells with modified metabolism and their use thereof). International filing date January 26, 2018, earliest priority date January 26, 2017.

We own patents and patent applications directed to gamma-delta T cells which overexpress the SLC1A5 amino acid transporter thereby improving tryptophan uptake in those cells and providing them with resistance to proliferative arrest in low tryptophan environments such as the tumor microenvironment. The patent applications also cover methods of engineering SLC1A5 overexpressing T cells. A Eurasian regional patent (EA 042755) has been granted providing patents in Armenia, Azerbaijan, Belarus, Kyrgyzstan, Kazakhstan, Russia, Tajikistan and Turkmenistan. National applications are pending in: Australia, Brazil, Canada, China, Hong Kong, Israel, Japan, South Korea, New Zealand, Singapore, South Africa, and the US. A regional patent application is pending before the European Patent Office.

WO 2019/064030 (Modified CAR-T). International filing date October 1, 2018, earliest priority date September 29, 2017.

We own patent applications covering chimeric antigen receptors comprising an intracellular signaling domain derived from GD-T cell surface receptors. When expressed in GD or natural killer (NK) cells, the resultant CAR-T cells exhibit improved cytotoxicity. National applications are pending in: Australia, Brazil, Canada, China, Hong Kong, Israel, Japan, South Korea, New Zealand, Singapore, South Africa, and the US. Regional patent applications are pending before the European and Eurasian Patent Offices.

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

Currently, we have three, wholly owned, subsidiaries, (i) TC BioPharm Limited, incorporated on July 1, 2013, through which we to conduct our principal clinical and research and development activities, and (ii) two subsidiaries (a) TC BioPharm BV, incorporated in The Netherlands in March 2019 and (b) TC BioPharm (North America) Inc., incorporated in the United States of America in June 2021, that currently have minimal operations. It is anticipated that TC BioPharm (North America) Inc. will develop operations and a management presence in the United States, with a view to expanding clinical trials into the United States leading to possible commercial activities there.

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

Our books and records are maintained in pounds sterling. For the purposes of convenience to the reader, we have translated pound sterling amounts as of and for the year ended December 31, 2022 into US Dollars at the rate of £1.00 to $1.2077, which was the noon buying rate of the Federal Reserve Bank of New York on December 30, 2022. These translations should not be considered representations that any such amounts have been, could have been, or could be converted into US Dollars at that or any other exchange rate as of that date or any other date.

TC BioPharm (Holdings) plc (“TC BioPharm” or the “Company”) was incorporated on October 25, 2021. On December 17, 2021, all shareholders in TC BioPharm Limited and holders of convertible loan notes in TC BioPharm Limited exchanged their shares and convertible loan notes for the same number and classes of newly issued shares and/or convertible loan notes in TC BioPharm (Holdings) plc and, as a result, TC BioPharm Limited became a wholly owned subsidiary of TC BioPharm (Holdings) plc (the “Group”). The corporate reorganization has been accounted for as a business combination under common control and therefore, TC BioPharm (Holdings) plc is a continuation of TC BioPharm Limited and its subsidiaries. The corporate reorganization has been given retrospective effect in these consolidated financial statements, which represent the consolidated financial statements of TC BioPharm (Holdings) plc. All TC BioPharm Limited share options granted to directors and employees under share option plans that were in existence immediately prior to the reorganization were exchanged for share options in TC BioPharm (Holdings) plc on a one-for-one basis with no change in any of the terms or conditions.

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

The Company’s American Depositary Shares (“ADSs”) began trading on the Nasdaq Capital Market under the ticker symbol “TCBP” on February 10, 2022, following its initial public offering (“IPO”). As part of the IPO, the Company, issued 82,353 American Depositary Shares (“ADSs”) representing 82,353 ordinary shares with nominal value of £41,176 and warrants to buy 189,412 ADSs for proceeds before expenses of $17.5 million. Funding costs of $3.0 million including underwriter fees were incurred.

On February 10, 2022, TC BioPharm (Holdings) plc issued 63,280 American Depositary Shares (“ADSs”) representing 63,280 ordinary shares with nominal value of £31,640 and warrants to buy 126,560 ADSs on conversion of loan notes totaling $13.4 million.

Between June 7, 2022 and June 8, 2022, the Company, in a public offering, issued and sold 230,000 ADSs representing ordinary shares generating proceeds of $4.6 million before deductions for offering expenses of approximately $0.78 million.

On August 9, 2022, Convertible Loan Noteholders with loan notes with a face value of $0.8 million (£0.6 million) agreed to not exercise their right to be repaid and in consideration for this agreement received warrants over 11,678 ordinary shares. On August 9, 2022, TC BioPharm (Holdings) plc issued 3,676 American Depositary Shares (“ADSs”) representing 3,676 ordinary shares and warrants to buy 7,352 ADSs on conversion of loan notes totaling $0.8 million (£0.7 million).

On November 18, 2022, the Company undertook a reverse share split such that fifty issued ordinary share were exchanged for one new ordinary share. As a result of the share split, all references included in this document to units of ordinary shares or per share amounts are reflective of the reverse share split for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

On November 27, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) as purchasers. Pursuant to the Purchase Agreement, the Company sold, and the Investors purchased in a private placement an aggregate of 155,000 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 1,315,000 ADS (the “Pre-Funded Warrants”), series A purchase warrants to purchase up to 1,470,000 ADSs (the “Series A Ordinary Warrants”) and series B purchase warrants to purchase up to 1,470,000 ADSs (the “Series B Ordinary Warrants” and together with the Series A Ordinary Warrants, the “Ordinary Warrants”) for aggregate gross proceeds of $7,350,000 (£6,073,376), excluding any proceeds that may be received upon exercise of the Ordinary Warrants. The purchase price for each ADS and associated Ordinary Warrants is $5.00 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants is $4.999. The pre-funded warrants were subsequently exercised in full after December 31, 2022.

On March 27, 2023, TC BioPharm Holdings (PLC) (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company agreed to issue and sell an aggregate of 215,000 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 3,222,500 ADS (the “Pre-Funded Warrants”), and series C purchase warrants to purchase up to 3,437,500 ADSs (the “Ordinary Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). The purchase price for each ADS and associated Ordinary Warrants was $1.60 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants was $1.599. The Ordinary Warrants were immediately exercisable, expire five (5) years from the date of issuance and have an exercise price of $1.75 per ADS. The Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full at an exercise price of $0.001 per ADS. The total net proceeds from this offering were approximately $4.6 million, after deducting estimated offering expenses of approximately $0.9 million.

In connection with the Offering, the Company agreed that certain existing warrants to purchase up to an aggregate of 2,800,000 ADSs of the Company that were previously issued on November 30, 2022, at an exercise price of $5.00 per ADS and expiration dates of May 30, 2025 and May 30, 2028, were amended effective upon the closing of the Offering so that the amended warrants will have a reduced exercise price of $1.75 per ADS.

Overview

TC BioPharm (Holdings) plc (TCB) is a clinical-stage biopharmaceutical company with a cell-based product pipeline capable of treating a variety of disorders including cancer and infectious disease.

TCB is currently developing a pipeline of unmodified allogeneic GD-T therapies and next generation GD CAR-T treatments with a number of advantages over conventional approaches. TC BioPharm owns its main patent families in the GD CAR-T space, providing robust IP protection and manufactures all products in-house, leading to a much lower cost of goods than competitor products.

Going concern

Since incorporation the Group has been focused on the development of therapeutic products based around its gamma delta T cell platform technology, with the objective of conducting clinical trials to demonstrate safety and efficacy and eventually being granted regulatory approval to market and sell its products. This activity was expected to be several years in development and has involved considerable expenditure to date on carrying out research and development and conducting clinical trials. In common with most development and/or clinical stage biotechnology companies, the Group has not yet generated any revenues from sales of products, but has obtained cash to finance its research, development and clinical trial activities from equity, debt and grant financings and from receipts from partners under collaborative co-development agreements (totaling in aggregate around £72.6 million ($87.7 million) since inception). The Group is expected to continue in this clinical development phase for a number of years before any product becomes marketable, if ever. The Group therefore expects to continue to incur significant losses in the foreseeable future and to require access to substantial further amounts of capital (dilutive and/or non-dilutive).

As at December 31, 2022, the Group had an accumulated deficit of £33.7 million. It experienced an outflow of cash from operating activities during the twelve months ended December 31, 2022, of £14.5 million, and expects to incur continued outflow of cash for the foreseeable future. Net losses incurred for the twelve months ended December 31, 2022, and 2021, amounted to £1.4 million and £13.6 million, respectively.

As at December 31, 2022, the Group’s cash and cash equivalents amounted to £4.8 million, current assets amounted to £7.4 million and current liabilities (excluding amounts which may become payable under its Convertible Loan Notes and Warrant derivative liabilities) amounted to £2.5 million.

The Group raised $17.5 million (£12.8 million), $14.5 million (£10.6 million) net of all commissions, costs and expenses) through the completion of an initial public offering of its ADS and Warrants on Nasdaq (IPO) in February 2022 and raised a further $4.6 million (£3.7 million), $3.8 million (£3.0 million) net of all commissions, costs and expenses) through the completion of a follow-on offering in June 2022.

In November 2022, TC BioPharm (Holdings) plc raised $7.4 million (£6.2 million), $6.6 million (£5.5 million) net of all commissions, costs and expenses, through the completion of a private placement of its ADS and Warrants.

In March 2023, TC BioPharm (Holdings) plc raised $5.5 million (£4.4 million), $4.6 million (£3.7 million) net of all commissions, costs and expenses, through the completion of a public offering of its ADS and Warrants.

On April 24, 2023, the Group had cash on hand of $6.1 million (£4.9 million), which will not be sufficient to enable the Group to meet the cash requirements required to enable it to conduct its business plan through the going concern period (being to May 1, 2024) (“Going Concern Period”). With existing resources, we expect to be able to fund current operations to September 2023.

In common with many clinical development stage biotechnology companies our future liquidity needs, and ability to address them, will largely be determined by the availability of capital, both generally and in particular to fund our product candidates and key development and regulatory projects. As a pre-revenue biotechnology company, we have financed our operations though continuously raising capital; and we expect to continue having to raise capital routinely on the capital markets, taking advantage of our public listing. We are constantly formulating and implementing potential funding initiatives to fill our projected working capital gap, including the further capital required during the Going Concern Period, which could be in the form of further equity raises and/or non-dilutive financings arising from collaborations or licensing arrangements.

We believe that our ongoing financing initiatives should improve our net short-term working capital position sufficiently to provide sufficient capital to finance planned operations through the Going Concern Period, and thereafter we would expect to be in a position to raise significantly greater capital as our clinical program progresses. However, there can be no certainty that these initiatives will be successful and, if they are not, management will seek to deploy alternative plans, which could have a potentially significant negative impact on shareholder and asset value. Such plans could include all or any of the following: raising additional capital through low priced and/or complex equity and/or debt financings; entering transactions involving sales, joint venturing or licensing of intellectual property; reducing and/or deferring discretionary spending on research and development or clinical programs; restructuring our operating model to take advantage of our manufacturing capability to generate short term revenues; reducing our cash burn rate through reduction in planned operating costs.

The accompanying consolidated financial statements have been prepared in conformity with IFRS as issued by IASB, which contemplate continuation of the Group as a going concern (having adequate working capital to maintain operations through the Going Concern Period). In common with many clinical stage development enterprises, the Group has not established a source of revenues sufficient to cover its operating costs, and as such, has been dependent on ongoing funding operations primarily through ongoing initiatives to sell securities via its Nasdaq listing, commercial partnerships, and/or grants. The Group expects to require substantially more capital to fund its clinical, development and operational requirements, and therefore incur further losses over the next several years as it develops its clinical products towards the market. The Group has utilized, and expects to continue to utilize, substantial amounts of funding to implement its business strategy. Although the completion of the IPO on Nasdaq was a major milestone for the Group, as it opens much wider avenues to raise future finance, the market conditions were such that the initial and subsequent funds raised are less than was initially targeted, and the proceeds of the offerings alone are not adequate to finance the Group’s clinical and product development programs through the Going Concern Period. Nonetheless the proceeds of the offerings, together with the anticipated proceeds from ongoing and future fund-raising activities, cause management to believe that the Group will have sufficient liquidity to fund its operations through the Going Concern Period, and, on that basis, management continues to view the Company as a going concern.

Notwithstanding this, management recognizes, that there is uncertainty surrounding the ability of the Group to implement successfully the funding activities required to maintain operations through the Going Concern Period, and immediately beyond. The quantum and timing of such funding is also uncertain. If the Group is unable to maintain adequate liquidity, future operations will need to be scaled back or discontinued. These conditions raise material uncertainty about the Group’s ability to provide support and therefore may cast significant doubt on the Company’s ability to continue as a going concern for the next twelve months from the issuance of this Annual Report on Form 20-F. The Group’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

During the years ended December 31, 2020, 2021 and 2022, we had two collaboration agreements. Revenue arose under these contracts as a result of (i) our recharging development costs incurred by us under those agreements to our partners and (ii) on upfront payments received under those collaboration agreements, which are taken to revenue on a straight-line basis over the estimated term over which the services promised will be provided. This term was estimated by management at the inception of each contract and re-evaluated at each reporting date. Management have reviewed the status of the contracts and specific contractual terms at each period end. The remaining deferred revenue at December 31, 2022 has been recognized as revenue as due to events arising in 2022 the Company ceased to have an effective obligation to continue to provide unpaid services from December 7, 2022.

Since inception through December 31, 2022, the Company has received £14.5 million ($17.6 million) in pre-clinical payments connected with CAR-T development partnerships. These partnerships are no longer actively being progressed and there can be no assurance that we will receive any future milestone revenues.

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

There can be no certainly that we will be able to continue to claim research and development tax credits in the future.

Tax losses that have not been utilized to offset taxable income or surrendered in connection with the aforementioned research and development tax credits are carried forward to be offset against future taxable profits.

In the event we generate revenues in the future, we may benefit from the UK government’s “patent box” initiative that allows profits attributable to revenues from patents and/or patented products registered in the United Kingdom or European Union to be taxed at a lower rate than other streams of revenue. The current rate of tax for relevant streams of revenue for companies receiving this relief is 10%.

Ukrainian Conflict

Currently the conflict between Ukraine and Russia does not have any direct effect on our operations, as they are generally conducted only in the United Kingdom. Currently, we believe the conflict will have a general impact on our operations in the same manner as it is having a general impact on all businesses resulting from sanction and embargo regulations, possible shortages of goods that may be supplied from the Ukraine and Russia, and the inflationary results of the conflict.

Results of Operations

Comparison of the year ended December 31, 2022 and 2021

The following table summarizes the results of our operations for the twelve months ended December 31, 2022 and 2021:

	Year Ended December 31
	2022	2022	2021
	$’000	£’000	£’000

Revenue	4,644	3,845	1,979
Research and development expenses	(8,995)	(7,448)	(6,157)
Administrative expenses	(8,471)	(7,014)	(2,059)
Administrative expenses – costs related to preparing for a listing	(1,576)	(1,305)	(1,050)
Foreign exchange losses	(146)	(121)	(83)
Other income	-	-	7
Loss on modification of convertible loan	(169)	(140)	-
Change in fair value of convertible loan derivatives	8,589	7,112	(4,182)
Change in fair value of warrant derivatives	15,440	12,785	-
Change in fair value of other derivatives	(4,628)	(3,832)	-
Finance income	2	2	-
Finance costs	(8,447)	(6,994)	(3,439)
Loss before tax	(3,756)	(3,110)	(14,984)
Income tax credit	2,077	1,720	1,408
Net loss for the year and Total comprehensive loss	(1,679)	(1,390)	(13,576)

Revenue

Revenue was higher at £3.8 million for the year ended December 31, 2022 (December 31, 2021: £2.0 million). Revenue from upfront payments in connection with collaboration agreements is recognized over the estimated term over which the services promised will be provided. This term was estimated by management at the inception of each contract and evaluated at each reporting date. Management have reviewed the status of the contract and specific contractual terms and concluded that at December 31, 2022, no further services are likely to be required under the contract. The remaining deferred revenue has been released as at December 31, 2022.

Research and development expenses

The table below summarizes our research and development expenses incurred by program:

	Year Ended December 31,
	2022	2022	2021
	$’000	£’000	£’000

Direct research and development expenses by program:
Unmodified cell therapy programs (1)	1,518	1,257	1,133
Other research and development programs(2)	164	136	92

Total direct research and development expense	1,682	1,393	1,225

Research and development and unallocated costs:
Personnel related (including share-based compensation)	5,440	4,504	3,397
Indirect research and development expense (3)	1,873	1,551	1,535

Total research and development expenses	8,995	7,448	6,157

(1)	Unmodified cell therapy programs include OmnImmune® and ImmuniStim®
(2)	Other research and development programs include expenditure on areas such as our CAR-T program, and induced pluripotent stem cells (iPSCs).
(3)	Indirect research and development expense includes property relates costs and depreciation and amortization.

Research and development expenses increased by 21% to £7.4 million for year ended December 31, 2022 from £6.2 million for the year ended December 31, 2021 reflecting the increased work on the ImmuniStim® program. Personnel costs increased to £4.5 million for the year ended December 31, 2022 from £3.4 million for the year ended December 31, 2021 reflecting the increased headcount in 2022 and in addition there were share-based payment costs in the year ended December 31, 2022. The share-based payment cost in the year ended December 31, 2022 was £0.4 million (December 31, 2021: £Nil).

Administrative expenses

Administrative expenses increased by 241% to £7.0 million for the year ended December 31, 2022 from £2.1 million for the year ended December 31, 2021. The increase reflected higher compliance and regulatory costs (including Director and Officer insurance) associated with the Company now being a public company. In addition, there were employee option share-based payment charges in the year ended December 31, 2022 in the amount of £1.0 million.

	2022	2022	2021
	$’000	£’000	£’000

Share based payment	868	719	-
Employee related costs	2,894	2,396	1,144
Legal & professional services	4,310	3,569	697
Other expenses	399	330	236
Foreign exchange movement	-	-	(18)

Total Administrative Expenses	8,471	7,014	2,059

Costs related to preparing for IPO of £1.3 million are also part of administrative expenses but are shown separately on the face of consolidated statements of comprehensive loss due to its material size.

Change in fair value of convertible loan derivatives

The credit, totaling £7.1 million, for the year ended December 31, 2022 (expense in the year ended December 31, 2021: £4.2 million) relates to the movement in the estimated fair value of the embedded derivatives related to the issue of Convertible Loan Notes from the point of recognition to the year end, calculated by using a Black Scholes option pricing model.

Change in fair value of warrant liabilities

The credit, totaling £12.8 million, for the year ended December 31, 2022 relates to the movement in the estimated fair value of the embedded derivatives related to the issue of warrants at the time of the IPO and issue of warrants as part of the private placement in November 2022, from the point of recognition to the period end, calculated by using a Black Scholes option pricing model. The credit is offset by a £1.5 million charge where the fair value of the warrants issued in November 2022 was in excess of the total proceeds received in the placement and transaction costs of £0.6 million. There were no warrants outstanding in 2021.

Change in fair value of other derivative liabilities

The charge, totaling £3.8 million, for the year ended December 31, 2022 relates to the movement in the estimated fair value of the embedded derivatives related to anti-dilution provisions within A Ordinary shares immediately prior to the completion to the IPO. During the completion of the IPO, A Ordinary shareholders exercised their right to subscribe for additional shares at nominal value and the value of the derivative liability was transferred to equity. All of the outstanding series A ordinary shares were subsequently re-designated as ordinary shares of TC BioPharm (Holdings) plc on a one for one basis and as such no anti-dilution provisions are included within the issued share capital.

Finance Costs

Finance costs were £7.0 million for the year ended December 31, 2022 compared to £3.4 million for the year ended December 31, 2021. The increase reflected the effective interest rate calculated in respect of Convertible Loan Notes issued during the year ended December 31, 2022.

Income tax credit

The research and development tax credit of £1.7 million was 21% higher for the year ended December 31, 2022 compared to £1.4 million for the year ended December 31, 2021. This was due to higher levels of expenditure eligible for research and development tax credits.

After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of £17.7 million as of December 31, 2022 (December 31, 2021: £7.5 million). Unrecognized deferred tax assets totaling £4.8 million as of December 31, 2022 (December 31, 2021: £3.3 million) consist of temporary differences on tax losses and share-based compensation arrangements. No deferred tax asset is recognized in respect of accumulated tax losses or temporary differences on share-based compensation arrangements because future profits are not sufficiently certain.

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

Research and development expenses

The table below summarizes our research and development expenses incurred by program:

	Year Ended December 31,
	2021	2021	2020
	$’000	£’000	£’000

Direct research and development expenses by program:
Unmodified cell therapy programs (1)	1,530	1,133	606
Partner research and development programs	-	-	71
Other research and development programs(2)	124	92	223

Total direct research and development expense	1,654	1,225	900

Research and development and unallocated costs:
Personnel related (including share-based compensation)	4,586	3,397	4,256
Indirect research and development expense (3)	2,072	1,535	1,524

Total research and development expenses	8,312	6,157	6,680

(1)	Unmodified cell therapy programs include OmnImmune® and ImmuniStim®
(2)	Other research and development programs include expenditure on areas such as our CAR-T program, induced pluripotent stem cells (iPSCs) and the gammadelta1 (GD-T1) subtype.
(3)	Indirect research and development expense includes property relates costs and depreciation and amortization.

Research and development expenses decreased by 8% to £6.2 million for year ended December 31, 2021 from £6.7 million for the year ended December 31, 2020 reflecting the reduced level of staffing during the year offset by increased work on the ImmuniStim® program. Personnel costs reduced to £3.4 million for the year ended December 31, 2021 from £4.3 million for the year ended December 31, 2020 reflecting the reduced headcount from the second half of 2020 and in addition there were no share-based payment costs in the year ended December 31, 2021 as all options had fully vested by December 31, 2020. The share-based payment cost in the year ended December 31, 2020 was £0.6 million.

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

Change in fair value of convertible loan derivatives

The expense, totaling £4.2 million, for the year ended December 31, 2021 relates to the movement in the estimated fair value of the embedded derivatives related to the issue of Convertible Loan Notes from the point of recognition to the year end, calculated by using a Black Scholes option pricing model. There were no convertible loan notes outstanding in 2020.

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

Management believes that its existing cash balances will be able to fund current operations to September 2023 and when coupled with planned further financings during 2023 and 2024 cash balances will be sufficient to fund the current operating plans for at least the twelve-month period following the filing date of these consolidated financial statements. Should the additional planned financings not occur as expected, management will implement alternative arrangements and such arrangements could have a potentially significant negative impact on the current net asset value of the Group. These alternatives include: (1) raising additional capital my means other than those planned through equity and/or debt financings; (2) entering into new commercial relationships to help fund future clinical trial costs (i.e. licensing and partnerships); (3) reducing and/or deferring discretionary spending on general corporate overheads and one or more of our research and development and / or clinical programs; and/or (4) restructuring operations to change our overhead structure and make use of our manufacturing facilities to generate revenues from through third party manufacturing contracts. In the medium term the Company’s future liquidity needs, and ability to address those needs, will largely be determined by the success of its product candidates and key development and regulatory events and its decisions in the future.

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

Revenue from contracts with customers

Timing of revenue recognition

Revenue from upfront payments in connection with collaboration agreements is recognized over the estimated term over which the services promised will be provided. This term was estimated by management at the inception of each contract and evaluated at each reporting date. Management have reviewed the status of the contract during the year ended December 31, 2022 and concluded, based on activity during 2022, that at December 31, 2022, no further services are to be provided under the contract. The remaining deferred revenue has been released as at December 31, 2022.

The business is entitled to receive contractual milestone payments on achievement of certain performance obligations. Due to significant uncertainties associated with the achievement of contractual milestones, no revenue has been recognized from milestone payments to date and these will be recognized when the milestones are certain to occur.

Valuation of ordinary shares

In the period prior to become a listed Company on Nasdaq on February 10, 2022, there had been no public market for the Group’s ordinary shares, the estimated fair value of the ordinary shares in the financial periods prior to February 10, 2022 has been determined by management, considering the most recently available third-party valuations of the Group’s ordinary shares, and the assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

After considering the Market Approach, the Income Approach and the Asset-based Approach, we utilized the Market Approach to determine the estimated fair value of our ordinary shares based on management’s determination that this approach was most appropriate for a clinical-stage biopharmaceutical company at this point in its development, using the option-pricing method (“OPM”). Consideration was given to the American Institute of Certified Public Accountants’ Practice Aid: “Valuation of Privately-Held Company Equity Securities Issued as Compensation”, the likelihood of completing an IPO and recent transactions with investors.

As a public trading market for our ordinary shares has now been established in connection with the completion of the IPO, the fair value of our ordinary shares in connection with our accounting for embedded derivatives, warrants and share-based payment expenses will be determinable by reference to the trading price of our ordinary shares on Nasdaq.

Valuation of warrants

At the time of issue of the warrants at the IPO date there was no trading history, as such the Group determined that a more appropriate method for calculating the estimated fair value of the warrants at the point of recognition was using a Black Scholes option pricing model. The Group determined the share price used in the fair value calculation in line with the methods discussed in Note 2 in connection with the ‘Valuation of ordinary shares’. As a recently listed entity, the Group’s share price does not have sufficient historical volatility to adequately assess the fair value of the embedded derivative. As a result, management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility of 85% was appropriate for the valuation of embedded derivatives in in existence as at December 31, 2022.

As a public trading market for our listed warrants has now been established in connection with the completion of the IPO, under the ticker symbol ‘TCBPW’, the fair value of our listed warrants will be determinable, in the first instance, by reference to the trading price of the warrants on Nasdaq. In line with IFRS 13 (“Fair value measurement”), if there has been a significant decrease in the volume or level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In light of trading volumes at the reporting date, the Group determined that the most appropriate method for calculating the estimated fair value of the warrants at the reporting date was using a Black Scholes option pricing model.

With respect to our unlisted warrants that are in issue, in the absence of any trading history, the Group determined that the most appropriate method for calculating the estimated fair value of the warrants at the reporting date was using a Black Scholes option pricing model.

Share option and other share-based payment assumptions

The determination of the value of share-based payments requires management to use professional expertise to arrive at assumptions to be used to calculate the value of the share-based payment. The estimated fair value of the options outstanding in the period was calculated by applying a Monte Carlo Simulation for those options issued in 2021 and a Black Scholes Model for those options issued in 2022 and periods prior to 2021. The most appropriate approach is selected with reference to the share capital structure at the time of grant and the directors need to use judgement in setting the key assumptions. Further details are included in Note 21.

The Group determines the share price used in the fair value calculation in line with the methods discussed in Note 2 in connection with the ‘Valuation of ordinary shares’. As a recently listed entity, the Group’s share price does not have sufficient historical volatility to adequately assess the fair value of the share option grants. As a result, management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility of 80% was appropriate for the valuation of share options granted during the twelve months ended December 31, 2022. There were no share options granted in the twelve months ended December 31, 2021.

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

IFRS 2 “Share-based Payment” requires the use of the risk-free rate of the country in which the entity’s shares are principally held with a remaining term equal to the expected life of the option. This should also be the risk-free interest rate of the country in whose currency the exercise price is expressed. The Group has applied the appropriate risk-free rate, based on 4-year, 3-year and 2-year UK government bond yields as at the respective grant dates.

Convertible loan

The Company established a $20.0 million convertible loan note instrument (see note 14, “Convertible loan”) in April, 2021. During the year to December 31, 2022, the Group converted loan notes totaling $14,228,245 (£10,506,174) into ordinary shares and warrants over ordinary shares and repaid loan notes totaling $3,195,765 (£2,632,324).

The convertible loan has been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.

(i)	The convertible loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan is subsequently measured at its amortized cost in accordance with IFRS 9 – Financial Instruments. It is presented as a financial liability in the Statement of Financial Position.

(ii)	The embedded conversion option derivative was initially measured at fair value and is subsequently remeasured to fair value at each reporting date. Under IAS 32 Financial Instruments: Presentation, this derivative could have been classified as a component of equity only if in all cases the contract would be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the convertible instrument included a conversion feature resulting in settlement in a variable number of shares and consequently, none of the instrument comprises an equity component. As a result, the derivative is presented in the statement of financial position as a liability in accordance with IFRS 9 and IAS 32. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the unaudited condensed consolidated statements of comprehensive income/(loss).

On August 9, 2022, the Company agreed with one of the loan note holders not to exercise the right to require the loan notes to be repaid in cash in accordance with the terms of the loan notes and to amend certain other aspects of the loan notes (“amended loan notes”). As additional consideration, the Company has issued warrants to subscribe for 11,678 ordinary shares in the share capital of the Company. Except for the amended loan notes, all other loan notes were repaid or converted into ordinary shares and warrants over ordinary shares 180 days after the listing date.

The modifications represent as substantial amendment as the modifications are related to:

(i)	Removing the exercise of the right to require the loan in cash as of 9 August 2022.
(ii)	Extending the repayment date to 31 January 2023 and modifying the structure to be repaid in shares if not redeemed before in cash.
(iii)	Revising the conversion price for the conversion of the loan notes in shares. The revised conversion price would be $0.50 and, if the 5-day trailing VWAP of the Company’s ADS is above that and $0.20 as a floor.
(iv)	Giving the option to the holder for redemption in cash, which will occur no later than 10 February 2023 and to the Company for an early redemption at any moment but having the Holder an option to convert into shares using the revised conversion price at that moment.

In line with IFRS 93.3.2, an exchange between an existing borrower and lender of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. In addition, as consideration for these modifications, the Company has issued additional warrants to subscribe for 11,678 ordinary shares in the share capital of the Company.

The original financial instrument was derecognised, including any unamortised transaction costs, and the new instrument was initially recognised at fair value and subsequently measured at amortised cost at each reporting date.

The conversion option is a single embedded derivative that is separately recognized as a liability and accounted for at fair value through profit and loss. The conversion options are financial liabilities in accordance with IAS 32:11 because the Company issues shares such that the fair value of the shares delivered is always equal to the amount of the contractual obligation (i.e. a variable number of shares depending on the share price of the stock). As a result, the conversion options are part of the financial liability debt instrument and should be evaluated under the embedded derivatives guidance. Because the conversion options are indexed to the equity of the issuer, these are not closely related to the host contract as stipulated under IFRS 9:B4.3.5I.

This instrument is considered as a new freestanding financial instrument and constitutes an embedded derivative liability that is separately recognized as a liability and accounted for at fair value through profit and loss. The value of the embedded derivatives are remeasured at fair value at each reporting date (based on the Black-Scholes valuation model) with recognition of the changes in fair value in the consolidated statements of comprehensive income/(loss) in accordance with IFRS 9. The inputs associated with calculating the fair value of the embedded derivative are considered to be Level 3 (inputs not based on observable market data) as defined by IFRS 7 – Financial instruments: Disclosures.

Warrant liability

On February 10, 2022, TC BioPharm (Holdings) plc completed an initial public offering on Nasdaq, issuing 82,353 American Depositary Shares (“ADSs”) representing 82,353 ordinary shares with nominal value of £41,176 and warrants to buy 189,412 ADSs for proceeds before expenses of $17.5 million (£12.8 million). The convertible loan notes totaling $13,447,012 (£9,861,405) converted into 63,280 ordinary shares and 126,560 warrants over ordinary shares. ADSs and warrants are considered two freestanding financial instruments because each can be traded separately. The exercise price of the Warrants is $4.25 per ADS and will expire on the sixth anniversary of the date of issuance. The exercise price is subject to standard anti-dilutive adjustments in the event of certain stock splits, stock combinations, stock dividends or recapitalizations.

On November 27, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) as purchasers. Pursuant to the Purchase Agreement, the Company sold, and the Investors purchased in a private placement an aggregate of 155,000 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 1,315,000 ADS (the “Pre-Funded Warrants”), series A purchase warrants to purchase up to 1,470,000 ADSs (the “Series A Ordinary Warrants”) and series B purchase warrants to purchase up to 1,470,000 ADSs (the “Series B Ordinary Warrants” and together with the Series A Ordinary Warrants, the “Ordinary Warrants”) for aggregate gross proceeds of $7,350,000 (£6,073,376), excluding any proceeds that may be received upon exercise of the Ordinary Warrants. The purchase price for each ADS and associated Ordinary Warrants is $5.00 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants is $4.999.

The accounting for pre-funded warrants is detailed in the section below.

With respect to other warrants in issue, given the warrants include a net settlement clause and the exercise (or strike) price of the warrants is denominated in a foreign currency ($) other than the Company’s functional currency, management concluded that, in line with IAS 32 Financial Instruments: Presentation, the warrants will be accounted for as derivative financial instruments and presented as a liability on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of comprehensive income/(loss).

The relative fair values of the derivative liability and the equity component will be calculated and based on the actual transaction price, will be allocated to the equity and the liability components using the relative fair value method.

Pre-funded warrants

The Pre-Funded Warrants are classified as a component of equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the shares of common stock with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, and permit the holders to receive a fixed number of ordinary shares upon exercise (foreign exchange on nominal value of the shares is not considered relevant for the analysis because not more than an insignificant amount related to the value of the share remains outstanding which is the $0.0001 nominal amount that remains open to be paid upon exercising it). In addition, Pre-Funded Warrants do not provide any guarantee of value or return.

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

Recently Issued and Adopted Accounting Pronouncements

For information on the standards applied for the first time as of January 1, 2021 and 2022, please refer to our consolidated financial statements as of December 31, 2022 elsewhere in this Annual Report.

B.	Liquidity and Capital Resources

Overview

For the years ended December 31, 2022 and December 31, 2021, we incurred net losses of £1.4 million and £13.6 million, respectively. We used £14.5 million of cash in operating activities in the year ended December 31, 2022 and used £5.6 million of cash in operating activities for the year ended December 31, 2021.

As of December 31, 2022, and December 31, 2021, we had cash and cash equivalents of £4.8 million and £1.6 million, respectively. From incorporation through to December 31, 2022, we have financed our operations primarily through private placements of equity securities, convertible loans, government grants, research and development tax credits, and receipts from partner for collaborative research and development services totaling £72 million.

While we obtain regulatory approval to advance any of our GD-T cell therapeutic candidates into pivotal clinical trials or to commercialization, we will incur significant research and development expenses, and also commercialization expenses related to product sales, marketing, manufacturing and distribution and additional funding would be required. Where appropriate, we will seek to fund our operations through milestone payments under our agreements with collaboration partners and additional equity financings.

Cash Flows

The following tables summarize the results of our cash flows for the below respective periods:

	Year Ended December 31,
	2022	2022	2021
	$’000	£’000	£’000

Consolidated Cash Flow Statement:
Net cash flows used in operating activities	(17,547)	(14,530)	(5,581)
Net cash flows used in investing activities	(378)	(310)	(143)
Net cash flows from financing activities	21,607	17,891	6,525
Net increase in cash and cash equivalents	3,685	3,051	801

Operating Activities

Net cash used in operating activities was £14.5 million for the year ended December 31, 2022. The loss before taxation for the year ended December 31, 2022 was £3.1 million, which is offset by noncash items of £1.0 million, research and development tax credit receipts of £1.4 million, £10.7 million of costs related to the interest charge and related embedded derivatives on the convertible loan note, £19.9 million movement relating to warrant valuations and other embedded derivatives in the income statement, share based payments of £1.1 million and changes in working capital of £5.8 million. The noncash items consisted primarily of finance costs, changes in fair value of a derivative liability, depreciation and amortization. The changes in working capital in the year reflected an increase in trade and other receivables, a decrease in deferred income offset by an increase in trade and other payables.

Net cash used in operating activities was £5.6 million for the year ended December 31, 2021. The loss before taxation for the year ended December 31, 2021 was £14.9 million, which is offset by noncash items of £1.0 million, research and development tax credit receipts of £1.2 million, £7.2 million of costs related to the interest charge on the convertible loan note and movement in the embedded derivative in the income statement and changes in working capital of £0.2 million. The noncash items consisted primarily of finance costs, changes in fair value of a derivative liability, depreciation and amortization. The changes in working capital in the year reflected an increase in trade and other receivables, a decrease in deferred income offset by an increase in trade and other payables.

Investing Activities

Net cash used in investing activities was £0.3 million and £0.1 million for the year ended December 31, 2022 and year ended December 31, 2021, respectively. These amounts relate primarily to purchases of property, plant and equipment related to our facility and patent filing costs.

Financing Activities

Net cash from financing activities was £17.9 million and £6.5 million for the year ended December 31, 2022 and year ended December 31, 2021, respectively.

For the year ended December 31, 2022, these amounts consisted of net proceeds from sale of own shares and warrants (£21.2 million) offset by the repayment of lease liabilities (£0.8 million) and repayment of convertible loan notes (£2.6 million). For the year ended December 31, 2021, these amounts consisted of proceeds from the issue of convertible loan notes and ordinary share capital (£6.6 million) offset by the repayment of lease liabilities (£0.1 million)

Funding Requirements

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

Since February 10, 2022, we have been a publicly traded company and incur significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and The Nasdaq Stock Market, requires public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We expect that our cash resources received from the IPO and subsequent completed funding rounds together with future planned fundraisings in 2023 will enable us to fund our planned operating expenses and capital expenditure requirements for at least twelve months after the filing of this Annual Report. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We will require additional capital to continue to conduct our business and implement our business plans.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2022 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

December 31, 2022	Carrying amounts	Total	2 months or less	2-12 months	12-24 months	More than 2 years
Financial liabilities	£	£	£	£	£	£
Trade payables	882,364	882,364	882,364	-	-	-
Convertible loan	655,923	660,190	660,190	-	-	-
Lease liabilities	2,140,483	2,730,308	-	495,482	451,029	1,783,797
Other payables	1,276,694	1,276,694	705,976	570,718	-	-
	4,955,464	5,549,556	2,248,530	1,066,200	451,029	1,783,797

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

Convertible Loan Notes

In respect of the Convertible Loan Notes recognised as a financial liability as at December 31, 2022, the loan agreement is expected to convert to equity and will not result in a cash outflow.

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

G.	Safe Harbor

See the section titled “Information Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors as at December 31, 2022:

Name	Age	Position

Bryan Kobel	42	Chief Executive Officer and Director
Martin Thorp	70	Chief Financial Officer and Director
Dr Mark Bonyhadi	68	Director (Non-executive)
James Culverwell	65	Director (Non-executive)
Arlene Morris	70	Chair and Director (Non-executive)
Edward Niemczyk	41	Director (Non-executive)
Dr Michael Leek	62	Director
Angela Scott	58	Chief Operating Officer

Senior Management

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

Dr Michael Leek (Director)

Michael Leek, Ph.D., MBA served as our Chief Executive, co-founder and executive board member since July 2013. Dr. Leek ceased to be a Director on April 21, 2023.

Angela Scott (Chief Operating Officer)

Angela Scott was a co-founder of the Company and served as an executive director of the Company from December 2018 until her resignation from the Board on October 22, 2021. She served as our Chief Operating Officer since January 2014.

Angela Scott ceased to be an officer of the Company April 6, 2023.

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

Arlene Morris (Director)

Arlene Morris has served as a director since February 2022. She currently serves (since July 2019) as a non-executive director of the following companies: Cogent Biosciences, Inc. (NASDAQ: COGT) (since July 2019), where she is the chair the compensation committee and is a member of the audit committee and the nominating and corporate governance (‘N&G’) committee; Viridian Therapeutics, Inc. (NASDAQ: VRDN) (since January 2018), where she is a member of the audit, pricing and N&G Committees; and Palatin Technologies, Inc. (NYSE: PTN) (since 2015), where she is a member of the compensation and N&G committees. Ms Morris has also served as a non-executive director at the following companies: Neovacs SA (2011 to 2021), Dimension Therapeutics, Inc. (2015-018), Biodel, Inc. (2012-2015), MediciNova, Inc. (2006-2013). Ms Morris is an emeritus member of the board of directors at the Medical University of South Carolina (‘MUSC’) (since 2012) and is also (since 2016) a member of the board of trustees of Carlow University (PA). She has also served as a member (including of the executive committee) of the Biotechnology Innovation Organisation (‘BIO’), which is a biotechnology industry advocacy organization; and of the charitable organization, the Humane Society of Silicon Valley (including chair of the audit committee). She has held senior executive management roles in the pharmaceutical group Johnson & Johnson including business development, product development, strategic marketing, product management and sales management.

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

Compensation of Senior Management and Directors

For the year ended December 31, 2022, the aggregate compensation accrued or paid to the members of our board of directors and our senior management for services in all capacities, including defined contribution pensions and share-based compensation, was £2.7 million. As at December 31, 2022, the board of directors and our senior management held share options over 102,891 ordinary shares.

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

As of December 31, 2022, we had granted options to purchase 106,572 ordinary shares under the 2014 Share Option Scheme and no further awards are expected to be granted. All of these options have vested.

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

Immediately after the February 2022 IPO, we granted options to purchase 52,305 ordinary shares at an exercise price of $212, under the 2021 Share Option Scheme of which 23,568 are vested.

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

Composition of Our Board of Directors

Our board of directors is currently composed of seven members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Notwithstanding the Nasdaq listing requirements, our board of directors has determined that Dr Mark Bonyhadi, James Culverwell, Arlene Morris and Edward Niemczyk, representing a majority (four) of the six directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

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

As at December 31, 2022, we have 77 full-time equivalent employees. Of these employees, 67 were in research and development (including in manufacturing and operations, and quality control and quality assurance), 6 in other key functions (including clinical, business development, finance, intellectual property, information technology and general administration) and 4 members of the executive team. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

At each date shown, we had the following number of employees engaged in either administrative or research and development functions, as indicated below.

	At December 31,
	2020	2021	2022
Function:
Administrative	13	8	9
Research and development	66	68	68
Total	79	76	77

Geography:
United Kingdom	79	75	75
United States of America	-	1	2

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

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each of our executive officers and directors;

●	each person beneficially owning more than 5% of our share capital; and

●	all executive officers and directors as a group.

Beneficial ownership, unless otherwise noted is derived from company records, and is based upon 2,479,958 ordinary shares issued and outstanding on March 31, 2023, which number includes those represented in the trading market by ADSs. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, as determined in accordance with the rules and regulations of the SEC, we have included shares that the person or holder has the right to acquire within 60 days from March 31, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. All major shareholders have the same voting rights.

Unless otherwise noted below, each beneficial owner’s address is: c/o Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, Scotland, United Kingdom.

	No. of Ordinary Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:

Armistice Capital Master Fund Ltd (1)	264,653	9.9%
Entities affiliated with Renaissance Capital Partners Limited (2)	394,923	14.5%

Directors and executive officers who are not 5% holders:
Bryan Kobel (3) (*)	2,102	0.08%
Martin Thorp (4) (*)	14,412	0.58%
Dr. Michael Leek (5) (*)	49,205	2.0%
Angela Scott (6)	45,382	1.8%
Dr. Mark Bonyhadi (7) (*)	150	0.0%
James Culverwell (8) (*)	150	0.0%
Arlene Morris (9) (*)	150	0.0%
Edward Niemczyk (10) (*)	150	0.0%
All directors and officers as a group (11)	111,702	4.4%

(*) Indicates a director of TC BioPharm (Holdings) plc.

(1)	Consists of (i) 96,253 ADSs (as determined by reference to a Schedule 13G filed by Armistice Capital LLP as at December 31, 2022, filed on February 14, 2023) (ii) 3,222,500 ADSs issuable upon exercise of Pre-Funded Warrants, (iii) 1,400,000 ADSs issuable upon exercise of Series A Warrants, (iv) 1,400,000 ADSs issuable upon exercise of Series B Warrants and (v) 3,437,500 ADSs issuable upon exercise of Series C Warrants. The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC, or Armistice Capital, as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice Capital and Steven Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. Of the total number of shares identified above, 3,222,500 of them are issuable only upon the exercise of Pre- Funded Warrants, which are subject to a beneficial ownership limitation preventing the Master Fund from exercising any portion of the Pre-Funded Warrants if such exercise would result in the Master Fund owning greater than 9.99% of our outstanding shares following such exercise,1,400,000 of them are issuable only upon the exercise of Series A Warrants, which are subject to a beneficial ownership limitation preventing the Master Fund from exercising any portion of the Series A Warrants if such exercise would result in the Master Fund owning greater than 4.99% of our outstanding shares following such exercise, 1,400,000 of them are issuable only upon the exercise of Series B Warrants, which are subject to a beneficial ownership limitation preventing the Master Fund from exercising any portion of the Series B Warrants if such exercise would result in the Master Fund owning greater than 4.99% of our outstanding shares following such exercise and 3,437,500 of them are issuable only upon the exercise of Series C Warrants, which are subject to a beneficial ownership limitation preventing the Master Fund from exercising any portion of the Series C Warrants if such exercise would result in the Master Fund owning greater than 4.99% of our outstanding shares following such exercise. The address of the Master Fund is c/o Armistice Capital, LLC, 510 Madison Ave, 7th Floor, New York, NY 10022.

(2)	Includes (i) 148,794 ADSs (as determined by reference to a Schedule 13D filed by Renaissance Capital Partners Limited as at November 30, 2022 filed on January 11, 2023) (ii) 106,129 publicly traded warrants, (iii) 70,000 ADSs issuable upon exercise of Series A Warrants and (iv) 70,000 ADSs issuable upon exercise of Series B Warrants. The securities are directly held by Renaissance Capital Partners Limited ( “RCPL”), and may be deemed to be indirectly beneficially owned by Kenneth Randall, who has sole voting and dispositive power over the securities The address of the selling shareholder is c/o Renaissance Capital Partners, 42 Shad Thames, London, United Kingdom, SE1 2YD.

(3)	Bryan Kobel beneficially owns 2,101 ordinary shares owned by TCB-AFOS I LLC over which Mr. Kobel has voting and dispositive authority as the manager, but as to which Mr. Kobel disclaims any other beneficial ownership interest as he is not a member of the LLC.

(4)	Consists of (a) Nil ordinary shares and (b) 14,412 ordinary shares that are exercisable within 60 days of the above date, but does not include 6,735 ordinary shares that may be acquired 60 days after the above date.

(5)	Consists of (a) 13,285 issued ordinary shares and (b) 35,920 ordinary shares that are immediately exercisable within 60 days of the above date, but does not include 6,735 ordinary shares that may be acquired under outstanding options and/or warrants 60 days after the above date. Ms Scott is the spouse of Dr. Michael Leek, however, her financial affairs historically have been handled separately from those of Dr. Leek, and therefore her shareholding is not combined for purposes of this table.

(6)	Consists of (a) 14,826 issued ordinary shares and (b) 30,556 ordinary shares that are exercisable within 60 days of the above date, but does not include 6,735 ordinary shares that may be acquired 60 days after the above date. Dr. Leek is the spouse of Ms. Angela Scott, however, his financial affairs historically have been handled separately from those of Ms. Scott, and therefore his shareholding is not combined for purposes of this table.

(7)	Consists of (a) Nil ordinary shares and (b) 150 ordinary shares that are exercisable within 60 days of the above date, but does not include 300 ordinary shares that may be acquired 60 days after the above date.

(8)	Consists of (a) Nil ordinary shares and (b) 150 ordinary shares that are exercisable within 60 days of the above date, but does not include 300 ordinary shares that may be acquired 60 days after the above date.

(9)	Consists of (a) Nil ordinary shares and (b) 150 ordinary shares that are exercisable within 60 days of the above date, but does not include 300 ordinary shares that may be acquired 60 days after the above date.

(10)	Consists of (a) Nil ordinary shares and (b) 150 ordinary shares that are exercisable within 60 days of the above date, but does not include 300 ordinary shares that may be acquired 60 days after the above date.

(11)	Consists of (a) 30,216 ordinary shares and (b) 81,486 ordinary shares that are exercisable within 60 days of the above date, but does not include 21,405 ordinary shares that may be acquired 60 days after the above date.

As of March 31, 2023, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States other than ADSs held by the entities set forth in the table above and certain other holders that we know to be non-residents of the United States, we estimate that approximately 80% of our outstanding ordinary shares (including ordinary shares underlying ADSs) were held in the United States.

As of March 31, 2023, assuming that all of our Warrants are held by residents of the United States other than Warrants held by the entities set forth in the table above and certain other holders that we know to be non-residents of the United States, we estimate that approximately 99% of our Warrants were held in the United States.

The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2021, with any members of our board of directors, executive officers or the holders of more than 5% of our share capital.

During the year ended December 31, 2021, the executive directors agreed to defer a proportion of their compensation. Repayment of deferred compensation would be initiated on receipt of an agreed level of funding to support the future capital requirements of the business and settlement would be staged over twelve months. As at December 31, 2022 the balance outstanding to executive directors totaled £Nil (2021: £591,886).

Bryan Kobel beneficially owns 2,101 shares of the Company owned by TCB-AFOS I LLC over which Mr. Kobel has voting and dispositive authority as the manager, but as to which Mr. Kobel disclaims any other beneficial ownership interest as he is not a member of the LLC.

Subscriptions in our A Ordinary shares

On April 30, 2021, we issued and sold 465 A ordinary shares to Renaissance Capital Partners Limited, a shareholder with more than 5% of our share capital.

Immediately prior to the IPO, under the terms of our Articles of Association to certain shareholders who, prior to the IPO, owned certain ordinary share which carried the right, are eligible to subscribe at nominal value for a certain number of additional shares, calculated by reference to the pre-money valuation of the IPO. As part of this issue Renaissance Capital Partners Limited acquired an additional 331 ordinary shares.

Issuance of Convertible Loan Notes

On April 30, 2021, we issued Convertible Loan Notes with a face value of $2,768,000 for a cash subscription value of $1,384,000 to Renaissance Capital Partners Limited, a shareholder with more than 5% of our share capital. On June 24, 2021, we issued Convertible Loan Notes with a face value of $1,395,700 for a cash subscription value of $697,850 to Renaissance Capital Partners Limited, a shareholder with more than 5% of our share capital. On July 28, 2021, we issued Convertible Loan Notes with a face value of $2,754,928 for a cash subscription value of $1,377,464 to Renaissance Capital Partners Limited, a shareholder with more than 5% of our share capital. On December 24, 2021, we issued Convertible Loan Notes with a face value of $1,620,000 for a cash subscription value of $750,000 to Renaissance Capital Partners Limited, a shareholder with more than 5% of our share capital. As at the IPO date, the balance of the Convertible Loan Notes outstanding to Renaissance Capital Partners Limited was converted, in full, in exchange for the issue of 41,300 ADS and publicly traded warrants over 82,600 ADSs.

Issuance of share to related parties

On November 27, 2022, we issued 85,000 ADSs and private warrants over 4,115,000 ADSs to Armistice Capital Master Fund Ltd , a shareholder with more than 5% of our share capital. On November 27, 2022, we issued 70,000 ADSs and private warrants over 140,000 ADSs to Renaissance Capital Partners Limited a shareholder with more than 5% of our share capital.

On March 27, 2023, we issued 215,000 ADSs and private warrants over 6,660,000 ADSs to Armistice Capital Master Fund Ltd, a shareholder with more than 5% of our share capital.

Registration Rights

The Company granted the holders of the ADSs and Warrants issued as part of the February 2022 IPO registration rights for resale the ordinary shares (or ADSs if the ordinary shares are dematerialized). The Company registered the ADSs and Warrants issued as part of the offering in February 2022.

The Company granted the holders of the Convertible Loan Notes a limited registration right to register for resale the ordinary shares (or ADSs if the ordinary shares are dematerialized) for resale. The Company registered the ADSs and Warrants issued upon the conversion of the notes that occurred in connection with the February 2022 IPO and thereafter the two succeeding conversion dates.

The Company granted the holders of the ADSs issued as part of the June 2022 public offering registration rights for resale the ordinary shares (or ADSs if the ordinary shares are dematerialized). The Company registered the ADSs as part of the offering in June 2022.

The Company granted the holders of the ADSs and Warrants issued as part of a private placement in November 2022 a limited registration right to register for resale the ordinary shares (or ADSs if the ordinary shares are dematerialized) for resale. The Company registered the ADSs and Warrants issued as part of the placement in November 2022.

The Company granted the holders of the ADSs and Warrants issued as part of a public offering in March 2023 registration rights for resale the ordinary shares (or ADSs if the ordinary shares are dematerialized). The Company registered the ADSs and Warrants issued as part of the offering in March 2023.

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

Under Scottish law, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

B.	Significant Changes

Not applicable.

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

Share Capital

Our share capital currently consists of ordinary and deferred shares. We may issue new classes of shares with such rights or restrictions as may be determined by ordinary resolution of the shareholders, including shares which are to be redeemed, or are liable to be redeemed at our option or the option of the holder of such shares.

Voting

The shareholders have the right to receive notice, in accordance with the Companies Act (generally 21 days), of, and to vote at, our general meetings. Each shareholder who is present in person (or, being a corporation, by representative) at a general meeting on a show of hands has one vote and, on a poll, every such holder who is present in person (or, being a corporation, by representative) or by proxy has one vote in respect of every share held by him. Generally, any resolution put to the vote of a general meeting shall be decided on a show of hands, although a poll may be demanded at the meeting on any resolution by the chairman, or by not less than five shareholders (present in person or by proxy) who are entitled to vote on the resolution, or by a shareholder or shareholders (present in person or by proxy) representing in aggregate not less than one-tenth of the total voting rights or sums paid up of all the shareholders having the right to vote on the resolution. The holders of the deferred shares are not entitled to receive notice of, nor to attend, speak or vote at, any general meeting of the company.

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

Allotment of Shares and Pre-emption Rights

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

The provisions of Section 561 of the Companies Act (which confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are paid up in cash) apply to the company except to the extent disapplied by special resolution of the shareholders of the company. Such pre-emption rights have been generally disapplied to all share issuances by a special resolution passed on January 14, 2022.

Deferred shares

Deferred shares have the following properties:

a.	do not entitle their holders to receive any dividend or other distribution;
b.	do not entitle their holders to receive a share certificate in respect of the relevant shareholding;
c.	do not entitle their holders to receive notice of, nor to attend, speak or vote at, any general meeting of the Company;
d.	entitles their holders on a return of capital on a winding up of the Company (but not otherwise) only to the repayment of the amount paid up on that share after payment of the capital paid up on each Ordinary Share in the share capital of the Company and the further payment of £100,000,000 on each ordinary share;
e.	do not entitle their holders to any further participation in the capital, profits or assets of the Company. The Deferred Shares shall not be capable of transfer at any time other than with the prior written consent of the directors of the Company.

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

The quorum for a meeting of the board of directors is three (including at least one non-executive director and one executive director),

The Board may appoint one or more of its body as chairman or joint chairman and one or more of its body as deputy chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office.

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

Deferred Shares

The deferred shares of £0.4999 each in the capital of the company:

(i)	do not entitle its holders to receive any dividend or other distribution;

(ii)	do not entitle its holders to receive a share certificate in respect of the relevant shareholding;

(iii)	do not entitle its holders to receive notice of, nor to attend, speak or vote at, any general meeting of the Company;

(iv)	entitle its holders on a return of capital on a winding up of the Company (but not otherwise) only to the repayment of the amount paid up on that share after payment of the capital paid up on each ordinary share in the share capital of the Company and the further payment of £100,000,000 on each ordinary share;

(v)	do not entitle its holder to any further participation in the capital, profits or assets of the Company. The Deferred Shares shall not be capable of transfer at any time other than with the prior written consent of the directors of the Company.

Other Relevant United Kingdom Laws and Regulations

Shareholder protections found in provisions under the UK City Code on Takeovers and Mergers, or the Takeover Code, will not apply if the Company’s place of central management and control for the purposes of the Takeover Code is considered to be outside of the UK (or the Channel Islands or the Isle of Man).

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

The residency test for the purposes of the Takeover Code is not satisfied as a majority of the Company’s directors will be resident overseas. Therefore, shareholders of the Company are not entitled to the benefit of the Takeover Code, including the rules regarding mandatory takeover bids (summarised below).

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

(ii)	Six weeks following service of the notice, the offeror must send a copy of it to the company together with the consideration for the ordinary shares to which the notice relates, and an instrument of transfer executed on behalf of the outstanding shareholder(s) by a person appointed by the offeror.

(iii)	The company will hold the consideration on trust for the outstanding shareholders.

Sell-out

(i)	Sections 983 to 985 of the Companies Act also give minority shareholders in the company a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If a takeover offer relating to all the ordinary shares of the company is made at any time before the end of the period within which the offer could be accepted and the offeror held or had agreed to acquire not less than 90% of the ordinary shares, any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares. The offer is required to give any shareholder notice of his right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period, or, if longer a period of three months from the date of the notice.

(ii)	If a shareholder exercises his rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Availability of Shareholder rights

The rights attaching to the ordinary shares described above are only available to the holders of the ordinary shares, not to the holders of ADSs (save to the extent that such rights are replicated for the holders of ADSs). For legal purposes, our shareholders are the persons who are registered as the owners of the legal title to the ordinary shares and whose names are recorded in our share register. If a person who holds ADSs wishes to exercise any rights attaching to ordinary shares , they may be required to first take steps to withdraw their ADSs from the settlement system operated by the Depository Transfer Corporation, or DTC, and exchange their ADS for our ordinary shares thereby becoming the registered holder of the ordinary shares in our share register.

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

	SCOTLAND	DELAWARE
Number of Directors	A public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	A corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors	Shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed, such as allowing the director to make representations against his or her removal either at the meeting or in writing. In addition, the company’s articles of association contain various circumstances where the office of director is to be vacated including where a director is requested to resign by all of the other directors by notice in writing.	Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors	The procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	A public limited company must hold an annual general meeting, once a year, in the six-month period following the company’s annual accounting reference date.	The annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

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

Notice of General Meetings	At least 21 clear days’ notice must be given for an annual general meeting and state the general purpose of the meeting and present any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting of a public limited company. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Proxy	At any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	At any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of may not issue a proxy representing the director’s voting rights as a director.

Pre-emptive Rights	“Equity securities,” being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares,” or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	Stockholders have no pre-emptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	The directors of a company must not allot shares or grant rights to subscribe for or convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act.	If the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of shares of capital stock. The board of directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers	Any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company, is void. Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity,” or an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he is convicted; and (iii) provide a “qualifying pension scheme indemnity,” or an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan.

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

We will not treat the ADS holder as one of our shareholders, and the ADS holder will not have shareholder rights including the rights to attend shareholder meetings of any kind. Scottish law governs the shareholder rights of our company. The depositary will be the holder of the shares underlying the ADSs. As a registered holder of ADSs, the investor only will have ADS holder rights. A deposit agreement among the company, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

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

Deposit, withdrawal and cancellation

How are the ADSs issued?

The depositary will deliver ADSs if the investor or its broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees which may be payable, the depositary will register the appropriate number of ADSs in the names requested and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

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

If we request the depositary to solicit voting instructions (and we are not required to do so) from the ADS holders, the depositary will notify them of the relevant general meeting of shareholders and send or make voting materials available to the ADS holders. Those materials will describe the matters to be voted on and explain how the ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Scotland and the provisions of our Articles or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit voting instructions, ADS holder can still send voting instructions to the depositary, and, in that case, the depositary may try to vote as instructed, but it is not required to do so.

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

Exercise Price. The exercise price of the Warrants is $25.00 per ADS. The exercise price is subject to appropriate adjustment in the event of certain stock splits, stock combinations, stock dividends, recapitalizations or otherwise. The exercise price will also be downward adjusted if we, or through a subsidiary, sell or enter into an agreement to sell, grant an option to sell, reprice an outstanding security to acquire ordinary shares at a price less than $25.00. The downward adjustment will to the price of the newly issued security or adjusted price of the outstanding security, but not less than a floor price set forth in the terms of the Warrants ($25.00 per ADS), which is subject to adjustment for stock splits, combinations and recapitalizations, as above. The downward adjustment will not be made if the Company entered into certain delineated types of transactions, including employment related option and similar security grants, exercise of such options and security grants, exercises of currently outstanding securities so long as not repriced, and issuances for acquisitions, strategic transactions, vendors, equipment leasing, licensing, collaborations, and the like so long as they are non-capital raising transactions.

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

Warrant Agent. The warrant agent for the Warrants is Computershare Inc., a Delaware corporation, and its wholly owned subsidiary, Computershare Trust Company, N.A., a federally chartered trust company

Private Warrants

The following is a brief summary of certain terms and conditions of the Series A warrants in issue.

Duration and Exercise Price. The warrants have an exercise price from $1.75 to $5.00 per ADS. The warrants are immediately exercisable and may be exercised at any time on or after the initial exercise date and on or before the three / five-year anniversary of the date of issuance. The exercise prices and numbers of ADSs issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ADSs. Warrants are issued in certificated form only.

Exercisability. The warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s warrants to the extent that the holder would own more than 4.99% (or 9.99%, at the holder’s election) of our outstanding ADSs immediately after exercise, except that upon notice from the holder to us, the holder may decrease or increase the limitation of ownership of outstanding stock after exercising the holder’s warrants up to 9.99% of the number of ADSs outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants, provided that any increase in such limitation shall not be effective until 61 days following notice to the Company.

Cashless Exercise. If, at the time a holder exercises its warrants, a registration statement registering the issuance of the ADSs underlying the warrants under the Securities Act, is not then effective or available for the issuance of such ADSs, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ADSs determined according to a formula set forth in the warrant.

Transferability. A warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.

Fractional ADSs. No fractional ADSs will be issued upon the exercise of the warrants. Rather, the number of ADSs to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market. There is no established trading market for any of the warrants, and we do not expect a market to develop. We do not intend to apply for a listing for any of the warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the warrants will be limited.

Rights as a Shareholder. Except as otherwise provided in the warrants or by virtue of the holders’ ownership of ADSs, the holders of warrants do not have the rights or privileges of holders of our ADSs, including any voting rights, until such warrant holders exercise their warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our ADSs, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ADSs, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ADSs, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. In addition, in the event of a fundamental transaction which is approved by our Board, the holders of the Series C Ordinary Warrants have the right to require us or a successor entity to redeem the Series C Ordinary Warrants for cash in the amount of the Black-Scholes value of the unexercised portion of the Series C Ordinary Warrants on the date of the consummation of the fundamental transaction. In the event of a fundamental transaction which is not approved by our board of directors, the holders of the Series C Ordinary Warrants have the right to require us or a successor entity to redeem the Series C Ordinary Warrant for the consideration paid in the fundamental transaction in the amount of the Black-Scholes value of the unexercised portion of the Series C Ordinary Warrant on the date of the consummation of the fundamental transaction.

Waivers and Amendments. No term of the warrants may be amended or waived without the written consent of the holder of such warrant.

The following is a brief summary of certain terms and conditions of the Series B warrants in issue.

Duration and Exercise Price. The warrants have an exercise price from $1.75 to $5.00 per ADS. The warrants are immediately exercisable and may be exercised at any time on or after the initial exercise date and on or before the three / five-year anniversary of the date of issuance. The exercise prices and numbers of ADSs issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ADSs. Warrants are issued in certificated form only.

Exercisability. The warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s warrants to the extent that the holder would own more than 4.99% (or 9.99%, at the holder’s election) of our outstanding ADSs immediately after exercise, except that upon notice from the holder to us, the holder may decrease or increase the limitation of ownership of outstanding stock after exercising the holder’s warrants up to 9.99% of the number of ADSs outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants, provided that any increase in such limitation shall not be effective until 61 days following notice to the Company.

Cashless Exercise. If, at the time a holder exercises its warrants, a registration statement registering the issuance of the ADSs underlying the warrants under the Securities Act, is not then effective or available for the issuance of such ADSs, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ADSs determined according to a formula set forth in the warrant.

Transferability. A warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.

Fractional ADSs. No fractional ADSs will be issued upon the exercise of the warrants. Rather, the number of ADSs to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market. There is no established trading market for any of the warrants, and we do not expect a market to develop. We do not intend to apply for a listing for any of the warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the warrants will be limited.

Rights as a Shareholder. Except as otherwise provided in the warrants or by virtue of the holders’ ownership of ADSs, the holders of warrants do not have the rights or privileges of holders of our ADSs, including any voting rights, until such warrant holders exercise their warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our ADSs, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ADSs, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ADSs, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. In addition, in the event of a fundamental transaction which is approved by our Board, the holders of the Series C Ordinary Warrants have the right to require us or a successor entity to redeem the Series C Ordinary Warrants for cash in the amount of the Black-Scholes value of the unexercised portion of the Series C Ordinary Warrants on the date of the consummation of the fundamental transaction. In the event of a fundamental transaction which is not approved by our board of directors, the holders of the Series C Ordinary Warrants have the right to require us or a successor entity to redeem the Series C Ordinary Warrant for the consideration paid in the fundamental transaction in the amount of the Black-Scholes value of the unexercised portion of the Series C Ordinary Warrant on the date of the consummation of the fundamental transaction.

Waivers and Amendments. No term of the warrants may be amended or waived without the written consent of the holder of such warrant.

The following is a brief summary of certain terms and conditions of the Series C warrants in issue.

Duration and Exercise Price. The warrants have an exercise price from $1.75 per ADS. The warrants are immediately exercisable and may be exercised at any time on or after the initial exercise date and on or before the three / five-year anniversary of the date of issuance. The exercise prices and numbers of ADSs issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ADSs. Warrants are issued in certificated form only.

Exercisability. The warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s warrants to the extent that the holder would own more than 4.99% (or 9.99%, at the holder’s election) of our outstanding ADSs immediately after exercise, except that upon notice from the holder to us, the holder may decrease or increase the limitation of ownership of outstanding stock after exercising the holder’s warrants up to 9.99% of the number of ADSs outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants, provided that any increase in such limitation shall not be effective until 61 days following notice to the Company.

Cashless Exercise. If, at the time a holder exercises its warrants, a registration statement registering the issuance of the ADSs underlying the warrants under the Securities Act, is not then effective or available for the issuance of such ADSs, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ADSs determined according to a formula set forth in the warrant.

Transferability. A warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.

Fractional ADSs. No fractional ADSs will be issued upon the exercise of the warrants. Rather, the number of ADSs to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market. There is no established trading market for any of the warrants, and we do not expect a market to develop. We do not intend to apply for a listing for any of the warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the warrants will be limited.

Rights as a Shareholder. Except as otherwise provided in the warrants or by virtue of the holders’ ownership of ADSs, the holders of warrants do not have the rights or privileges of holders of our ADSs, including any voting rights, until such warrant holders exercise their warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our ADSs, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ADSs, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ADSs, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. In addition, in the event of a fundamental transaction which is approved by our Board, the holders of the Series C Ordinary Warrants have the right to require us or a successor entity to redeem the Series C Ordinary Warrants for cash in the amount of the Black-Scholes value of the unexercised portion of the Series C Ordinary Warrants on the date of the consummation of the fundamental transaction. In the event of a fundamental transaction which is not approved by our board of directors, the holders of the Series C Ordinary Warrants have the right to require us or a successor entity to redeem the Series C Ordinary Warrant for the consideration paid in the fundamental transaction in the amount of the Black-Scholes value of the unexercised portion of the Series C Ordinary Warrant on the date of the consummation of the fundamental transaction.

Waivers and Amendments. No term of the warrants may be amended or waived without the written consent of the holder of such warrant.

Pre-Funded Warrants

General. The term “pre-funded” refers to the fact that the purchase price of the pre-funded warrants included almost the entire exercise price that will be paid under the pre-funded warrants, except for a nominal remaining exercise price of $0.001. The purpose of the pre-funded warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, at the election of such purchaser, 9.99%) of our outstanding ADSs following the consummation of this offering the opportunity to invest capital into the Company without triggering their ownership restrictions, by receiving pre-funded warrants in lieu of ADSs which would result in such ownership of more than 4.99% or 9.99%, as applicable, and receiving the ability to exercise their option to purchase the ADSs underlying the pre-funded warrants at a nominal price at a later date.

The following is a brief summary of certain terms and conditions of the pre-funded warrants in issue.

Exercise Price. Pre-funded warrants have an exercise price of $0.001 per ADSs. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our ADSs and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Exercisability. The pre-funded warrants are exercisable at any time after their original issuance and until exercised in full. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of ADSs purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may elect to exercise the pre-funded warrant through a cashless exercise, in which the holder would receive upon such exercise the net number of ADSs determined according to the formula set forth in the pre-funded warrant. No fractional ADSs will be issued in connection with the exercise of a pre-funded warrant.

Exercise Limitations. The pre-funded warrants may not be exercised by the holder to the extent that the holder, together with its affiliates, would beneficially own, after such exercise more than 4.99% of the ADSs then outstanding (including for such purpose the ADSs issuable upon such exercise). However, any holder may increase or decrease such beneficial ownership limitation upon notice to us, provided that such limitation cannot exceed 9.99%, and provided that any increase in the beneficial ownership limitation shall not be effective until 61 days after such notice is delivered. Purchasers of pre-funded warrants in this offering may also elect prior to the issuance of the pre-funded warrants to have the initial exercise limitation set at 9.99% of our outstanding ADSs.

Transferability. Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. There is no established trading market for the pre-funded warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the pre-funded warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the pre-funded warrants will be limited.

Fundamental Transactions. In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our ADSs, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ADSs, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ADSs, upon consummation of such a fundamental transaction, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the pre-funded warrants.

Rights as a Shareholder. Except as otherwise provided in the pre-funded warrant or by virtue of such holder’s ownership of shares of our ADSs, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our ADSs, including any voting rights, until the holder exercises the pre-funded warrant. The pre-funded warrants will provide that holders have the right to participate in distributions or dividends paid on our ADSs .

Placement Agent Warrants

The following summary of certain terms and provisions of the Placement Agent Warrants that are in issue.

Duration and Exercise Price. Each Placement Agent Warrant in issue has an initial exercise price equal from $2.00 to $6.00 per ADS. The Placement Agent Warrants are immediately exercisable and will expire five years from the commencement of sales in this offering. The exercise price and number of ADSs issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ADSs and the exercise price.

Exercisability. The Placement Agent Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Placement Agent Warrant to the extent that the holder would own more than 4.99% of the outstanding ADSs immediately after exercise, except that upon notice from the holder to us, the holder may increase or decrease the amount of beneficial ownership of outstanding stock after exercising the holder’s Placement Agent Warrant up to 4.99% of the number of ADSs outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Placement Agent Warrants and in accordance with the rules and regulations of the SEC, provided that any increase in the beneficial ownership limitation shall not be effective until 61 days following notice to us.

Cashless Exercise. If, at the time a holder exercises its Placement Agent Warrants, a registration statement registering the issuance of the ADSs underlying the Placement Agent Warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ADSs determined according to a formula set forth in the Placement Agent Warrants.

Fractional ADSs. No fractional ADSs will be issued upon the exercise of the Placement Agent Warrants. Rather, the number of ADSs to be issued will be rounded up to the next whole share or we will pay a cash adjustment equal to such fraction multiplied by the exercise price to the holder.

Transferability. Subject to applicable laws, a Placement Agent Warrant may be transferred at the option of the holder upon surrender of the Placement Agent Warrant to us together with the appropriate instruments of transfer.

Trading Market. There is no trading market available for the Placement Agent Warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the Placement Agent Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Placement Agent Warrants will be extremely limited. The ADSs issuable upon exercise of the Placement Agent Warrants is currently listed on the Nasdaq Capital Market.

Right as a Shareholder. Except as otherwise provided in the Placement Agent Warrants or by virtue of such holder’s ownership of ADSs, the holders of the Placement Agent Warrants do not have the rights or privileges of holders of our ADSs, including any voting rights, until they exercise their Placement Agent Warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the Placement Agent Warrants and generally including any reorganization, recapitalization or reclassification of our ADSs, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ADSs, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ADSs, the holders of the Placement Agent Warrants will be entitled to receive upon exercise of the Placement Agent Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Placement Agent Warrants immediately prior to such fundamental transaction. In addition, in the event of a fundamental transaction which is approved by our board of directors, the holders of the Placement Agent Warrants have the right to require us or a successor entity to redeem the Placement Agent Warrant for cash in the amount of the Black-Scholes value of the unexercised portion of the Placement Agent Warrant on the date of the consummation of the fundamental transaction. In the event of a fundamental transaction which is not approved by our board of directors, the holders of the Placement Agent Warrants have the right to require us or a successor entity to redeem the Placement Agent Warrants for the consideration paid in the fundamental transaction in the amount of the Black Scholes value of the unexercised portion of the Placement Agent Warrant on the date of the consummation of the fundamental transaction.

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

The determination of whether we will be or become a PFIC will depend upon the composition of its income (which may differ from our historical results and current projections) and assets and the value of its assets from time to time, including, in particular the value of its goodwill and other un-booked intangibles (which may depend upon the market value of the ordinary shares or ADSs from time to time and may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the taxable year in the 2021 taxable year or future taxable years. It is also possible that the IRS may challenge the classification or valuation of our assets, including its goodwill and other unbooked intangibles, or the classification of 152hroughn amounts received by us, including interest earnings, which may result in our being, or becoming classified as, a PFIC for the taxable year in 2021 or future taxable years.

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

Currency risk

The Group has transactions denominated in various currencies, with the principal currency exposure being fluctuations in U.S. Dollars and Euros against pound sterling. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s Convertible Loan Notes that are denominated in US Dollars and a limited number of supplier agreements denominated in currencies other than pound sterling. As at December 31, 2022, a 1% increase in GBPUSD exchange rate would reduce the liability for the Convertible Loan Notes by £6,470 and a 1% decrease in GBPUSD exchange rate would increase the liability for the Convertible Loan Notes by £6,601.

Equity price risk

The Convertible Loan Notes issued by the Group contain an embedded derivative component that is accounted for at fair value at each period end. A change in the estimated underlying price per share will impact on the valuation of the embedded derivative. As at December 31, 2022, a 5% increase in the estimated share price would increase the value of the embedded derivative by £407,512 and a 5% decrease in the estimated share price would decrease the value of the embedded derivative by £403,989.

Item 12.	Description of Securities other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

See description of our publicly traded and private warrants in Item 10.B.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

See description of our American Depositary Shares, or our ADSs, in Item 10.B.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

A.	Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2022. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective. We have started to undertake steps to remediate the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

B.	Managements Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022 because of the material weaknesses we identified.

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management’s determination was based on the following material weakness which existed at December 31, 2022. Our internal control over the recording of accounting transactions in the proper period and account is not effective. The Company experienced difficulty in the accounting for complex financial instruments, including over determining the appropriate valuation basis in areas requiring significant judgement.

After identifying the material weaknesses, we started to implement measures designed to improve our financial control over financial reporting through early engagement with third party technical accounting experts.

Notwithstanding the determination that our internal control over financial reporting was not effective and that there was a material weakness as identified in this Annual Report, as of December 31, 2022, we believe that our financial statements contained in this Annual Report fairly present our financial position, results of operations and cash flows for the years covered hereby in all material respects.

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

Our financial statements have been prepared in accordance with IFRS and are audited by Marcum LLP, our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.

Marcum LLP has served as our independent registered public accountant for the year ended December 31, 2022, for which audited statements appear in this Annual Report.

Ernst & Young LLP served as our independent registered public accountant for each of the years ended December 31, 2021 and December 31, 2020, for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by Marcum LLP with respect to the year ended December 31, 2022 and Ernst & Young LLP with respect to the year ended December 31, 2021.

	Year ended December 31,
	2021	2022
	(in thousands)
Audit Fees	£125	£198
Audit-Related Fees (1)	309	-
Total	£434	£198

(1)	Audit-Related Fees are primarily for quarterly reviews and services related to SEC filings, including comfort letters, consents and comment letters. During the year ended December 31, 2021, the total also included amounts relating to the IPO.

Our Audit Committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit. All of the services related to our company provided by Marcum LLP and Ernst & Young LLP during the last two fiscal years have been approved by the Audit Committee after February 2022, and prior to February 2022 by the board of directors.

Item 16D.	Exemptions From the Listing Standards for Audit Committee

Not applicable.

Item 16E.	Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in the Registrant’s Certifying Accountant

On November 11, 2022, the Company appointed Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm for the year ending December 31, 2022. Marcum succeeds Ernst & Young LLP (“EY”) who tended their resignation on October 20, 2022 and which previously was the independent registered public accounting firm providing audit services to the Company. The change of the Company’s independent registered public accounting firm was approved by the audit committee and the board of directors of the Company.

During the Company’s three most previous fiscal years ended December 31, 2021, 2020 and 2019 and in the subsequent interim period through October 20, 2022, (i) there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of such disagreement in connection with its reports on the financial statements for such periods, and (ii) there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions). The audit committee and board of directors of the Company discussed such matters with Ernst & Young LLP, and the Company authorized Ernst & Young LLP to respond fully to inquiries of Marcum LLP in its capacity as the successor accountant concerning such matters.

During the Company’s three previous fiscal years ended December 31, 2021, 2020 and 2019 and in the subsequent interim period through November 11, 2022, neither the Company nor anyone on the Company’s behalf consulted with Marcum regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, in connection with which either a written report or oral advice was provided to the Company that Marcum concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Ernst & Young LLP with a copy of the foregoing disclosure it is making in this Annual Report on Form 20-F and requested from Ernst & Young LLP a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of this letter is filed as Exhibit 15.1 to TC BioPharm (Holdings) plc’s Annual Report on Form 20-F, as filed with the SEC .

Item 16G	Corporate Governance

See Item 6.B., where the exemptions provided to foreign private issuers by the Nasdaq Listing Rules that we take advantage of are discussed.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 17	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19.	Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Articles of Association of TC BioPharm (Holdings) plc	F-1	333-260492	3.2	03/08/2022
1.2	Amendment to Articles of Association	6-K	001-41231	99.1	10/06/2022
2.1	Deposit Agreement – Bank of New York Mellon for American Depositary Shares	F-1	333-260492	4.1	03/08/2022
2.2	Form of American Depositary Share (included in Exhibit 2.1)	F-1	333-260492	4.2	03/08/2022
2.3	Warrant Agent Agreement with Computershare Inc.	F-1	333-260492	4.4	03/08/2022
2.4	Form of Warrant Certificate (included in Exhibit 2.3)	F-1	333-260492	4.5	03/08/2022
2.5	Form of Ordinary Share Certificate	F-1	333-260492	4.6	03/08/2022
2.6	Form of Representative Warrant	F-1	333-260492	4.3	03/08/2022
2.7	Form of 2014 Share Option Scheme of Registrant	F-1	333-260492	10.1	03/08/2022
2.8	Form of 2021 Share Option Scheme (including sub-plan for U.S. based persons) of Registrant	F-1	333-260492	10.2	03/08/2022
2.9	Form of 2021 Company Share Option Plan (CSOP) of Registrant	F-1	333-260492	10.3	03/08/2022
2.10	Description of Securities of Registrant	20-F	001-41231	4.11	05/13/2022
4.1	Convertible Loan Note, up to $20,000,000 in principal amount	F-1	333-260492	10.6	03/08/2022
4.2	Form of Lock Up Agreement of Pre-IPO Smaller Shareholders	F-1	333-260492	10.8	03/08/2022
4.3	Form of Lock Up Agreement of Pre-IPO Management and Larger Shareholders	F-1	333-260492	10.9	03/08/2022
4.4	Form of Lock Up Agreement of Holders of Convertible Loan Notes	F-1	333-260492	10.10	03/08/2022
4.5	Form of Deed of Indemnity for directors and officer	20-F	001-41231	4.10	05/13/2022
4.7	Form of Pre-Funded Warrant	6-K	001-41231	10.1	11/30/2022
4.8	Form of Series A and Series B Ordinary Warrant	6-K	001-41231	10.2	11/30/2022
4.9	Form of Placement Agent Warrant	6-K	001-41231	10.3	11/30/2022
4.10	Form of Pre-Funded Warrant	F-1	333-270808	4.15	03/23/2023
4.11	Form of Placement Agent Warrant	F-1	333-270808	4.16	03/23/2023
4.12	Form of Series C Ordinary Warrant	F-1	333-270808	4.17	03/23/2023
4.13	Form of Securities Purchase Agreement for Nov 2022 Private Placement	6-K	001-41231	10.4	11/30/2022
4.14	Form of Registration Rights Agreement for Nov 2022 Private Placement	6-K	001-41231	10.5	11/30/2022
4.15	Form of Securities Purchase Agreement		333-270808	10.3	03/23/2023
4.16*	Form of Indemnification Agreement
8.1	List of Subsidiaries of Registrant	F-1	333-260492	21.1	03/08/2022
11.1	Code of Ethics of the Registrant	F-1	333-260492	11.1	03/08/2022
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
12.2*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
13.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2022
15.1	Letter of Ernst & Young LLP, dated November 18, 2022	6-K	001-41231	16.1	11/18/2022

101.INS XBRL*	Instance Document
101.SCH XBRL*	Taxonomy Extension Schema Document
101.CAL XBRL*	Taxonomy Extension Calculation Linkbase Document
101.LAB XBRL*	Taxonomy Extension Label Linkbase Document
101.PRE XBRL*	Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TC BIOPHARM (HOLDINGS) PLC

By:	/s/ Bryan Kobel
Name:	Bryan Kobel
Title:	Chief Executive Officer

Date: May 1, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of TC BioPharm (Holdings) plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of TC BioPharm (Holdings) plc (the Company) as of December 31, 2022, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Retrospective adjustment

We also have audited the adjustment to the 2021 and 2020 consolidated financial statements for the November 2022 reverse share split described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2021 and 2020 consolidated financial statements of the Company other than with respect to the November 2022 reverse share split and, accordingly, we do not express an opinion or any other form of assurance on the 2021 and 2020 financial statements taken as a whole.

/s/ Marcum LLP

We have served as the Company’s auditor since 2022.

New York, NY
May 1, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of TC BioPharm (Holdings) plc

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the November 2022 reverse share split described in Note 1, the accompanying consolidated statement of financial position of TC BioPharm (Holdings) plc (the Company) as of December 31, 2021, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the November 2022 reverse share split described in Note 1, present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the November 2022 reverse share split described in Note 1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Marcum LLP.

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

/s/ Ernst & Young LLP

We have served as the Company’s auditor from 2019 to 2022.

Edinburgh, United Kingdom
May 13, 2022

TC BIOPHARM (HOLDINGS) PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022

		2022	2021	2020
	Notes	£	£	£

Revenue	3	3,844,532	1,978,659	1,978,659
Research and development expenses		(7,447,507)	(6,156,889)	(6,679,919)
Administrative expenses		(7,013,056)	(2,058,844)	(2,206,751)
Administrative expenses – costs related to listing		(1,305,087)	(1,049,950)	-
Foreign exchange losses		(120,974)	(82,764)	-
Other income	4	-	6,381	569,200
Total operating expenses, net		(15,886,624)	(9,342,066)	(8,317,470)
Loss on modification of convertible loan		(140,344)	-	-
Change in fair value of convertible loan derivatives		7,112,034	(4,181,545)	-
Change in fair value of warrant derivatives		12,785,290	-	-
Change in fair value of other derivatives		(3,832,379)	-	-
Finance income		2,208	33	1,029
Finance costs	6	(6,994,423)	(3,438,548)	(292,062)
Loss before tax	5	(3,109,706)	(14,983,467)	(6,629,844)
Income tax credit	7	1,720,000	1,407,542	1,171,928
Net loss for the year and Total comprehensive loss		(1,389,706)	(13,575,925)	(5,457,916)

Basic and diluted loss per share	9	(2.02)	(34.76)	(14.42)

The accompanying notes form an integral part of these consolidated financial statements.

TC BIOPHARM (HOLDINGS) PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT,

		December 31, 2022	December 31, 2021
	Notes	£	£
Assets
Non-current assets
Intangible assets	10	553,016	483,577
Right of use assets, net	17	1,188,947	1,385,524
Property, plant and equipment	11	1,761,171	2,298,655
Total non-current assets		3,503,134	4,167,756

Current assets
Trade and other receivables	12	919,456	881,953
Corporation tax receivable		1,720,000	1,407,199
Cash and cash equivalents		4,808,060	1,566,688
Total current assets		7,447,516	3,855,840
Total assets		10,950,650	8,023,596

Equity
Share capital	20	397,493	195,476
Share premium	20	16,597,811	-
Accumulated deficit		(33,731,738)	(33,465,282)
Other reserves	20	16,710,757	16,710,757
Total equity		(25,677)	(16,559,049)

Non-current liabilities
Deferred income	18	-	1,865,873
Lease liabilities and similar	17	1,812,450	2,136,875
Total non-current liabilities		1,812,450	4,002,748

Current liabilities
Deferred income	18	-	1,978,660
Trade and other payables	13	2,159,058	4,103,615
Convertible loan	14	653,484	6,806,210
Convertible loan derivatives	14	2,439	6,925,654
Warrant derivative liabilities	15	6,020,863	-
Lease liabilities and similar	17	328,033	765,758
Total current liabilities		9,163,877	20,579,897

Total liabilities		10,976,327	24,582,645
Total equity and liabilities		10,950,650	8,023,596

The accompanying notes form an integral part of these consolidated financial statements.

TC BIOPHARM (HOLDINGS) PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED,

		Share capital – adjusted	Share premium	Accumulated deficit	Other reserves - adjusted	Total equity
	Notes	£		£	£	£

As at January 1, 2020		185,519	-	(15,416,155)	12,691,221	(2,539,415)
Net loss for the year and Total comprehensive loss		-	-	(5,457,916)	-	(5,457,916)
Recognition of share-based payment costs	21	-	-	984,714	-	984,714
Issue of share capital, net of issuance costs	20	9,061	-	-	3,656,483	3,665,544
As at December 31, 2020		194,580	-	(19,889,357)	16,347,704	(3,347,072)

As at January 1, 2021		194,580	-	(19,889,357)	16,347,704	(3,347,072)

Net loss for the year and Total comprehensive loss		-	-	(13,575,925)	-	(13,575,925
Issue of share capital, net of issuance costs	20	896	-	-	363,053	363,949
As at December 31, 2021		195,476	-	(33,465,282)	16,710,757	(16,559,049)

As at January 1, 2022		195,476	-	(33,465,282)	16,710,757	(16,559,049)
Net loss for the year and Total comprehensive loss		-	-	(1,389,706)	-	(1,389,706)
Recognition of share-based payment costs	21	-	-	1,123,250	-	1,123,250
Issue of share capital, net of issuance costs	20	202,017	16,597,811	-	-	16,799,828
As at December 31, 2022		397,493	16,597,811	(33,731,738)	16,710,757	(25,677)

Share capital, Share premium and Other reserves in the table above have been adjusted to give retrospective effect to the Group’s corporate reorganization. Further details of the effects of the reorganization are provided in Note 20 to these consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

TC BIOPHARM (HOLDINGS) PLC

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2022

		2022	2021	2020
	Notes	£	£	£
Cash flows from operating activities
Loss before tax		(3,109,706)	(14,983,467)	(6,629,844)
Adjustments for:
Depreciation	11	714,550	765,031	826,750
Amortization of intangible assets	10	55,046	63,451	51,889
Amortization of right of use assets	17	196,577	196,576	196,576
Share-based payment expense	22	1,123,250	-	804,714
Loss on modification of convertible loan	14	140,344	-	-
Change in fair value of convertible loan derivatives		(7,112,034)	4,181,545	-
Change in fair value of warrant liability		(12,785,290)	-	-
Change in fair value of other derivative liabilities	16	3,832,379	-	-
Net foreign exchange losses		120,974	64,983	1,891
Finance income		(2,208)	(33)	(1,029)
Finance costs	6	6,994,423	3,438,548	292,062
Loss on disposal of tangible assets		8,646	-	-
Movements in working capital:
Decrease in deferred income	18	(3,844,533)	(1,978,659)	(1,978,659)
(Increase)/decrease in trade and other receivables		(37,503)	(591,617)	1,728,796
Increase/(decrease) in trade and other payables		(1,944,557)	2,338,197	326,556)
Cash used in operations		(15,649,642)	(6,505,445)	(4,380,298)

Interest paid	6	(289,912)	(254,653)	(290,208)
Interest received		2,208	33	1,029
Income tax received / (paid)		1,407,199	1,179,043	1,237,609)
Net cash flows used in operating activities		(14,530,147)	(5,581,022)	(3,431,868)

Cash flows from investing activities
Purchase of property, plant and equipment	11	(240,712)	(20,033)	(34,899)
Disposal of property, plant and equipment		55,000	-	-
Purchase of intangible assets	10	(124,485)	(123,191)	(170,094)
Net cash flows used in investing activities		(310,197)	(143,224)	(204,993)

Cash flows from financing activities
Repayment of lease liabilities	17	(762,150)	(122,469)	(415,273)
Receipt from issuance of convertible loan (net of issue costs)	14	18,110	6,383,659	-
Repayment of convertible loan	14	(2,632,324)	-	-
Proceeds from sale of warrants		18,806,153	-	-
Proceeds received on issue of shares		3,369,877	285,108	3,898,818
Share issue costs		(908,602)	(21,160)	(53,273
Net cash flows from financing activities		17,891,064	6,525,138	3,430,272

Net increase/(decrease) in cash and cash equivalents		3,050,720	800,892	(206,589)

Foreign exchange movements on cash and cash equivalents		190,652	17,781	(1,891)
Cash and cash equivalents at the beginning of the year		1,566,688	748,015	956,495

Cash and cash equivalents at the end of the year	23	4,808,060	1,566,688	748,015

The accompanying notes form an integral part of these consolidated financial statements.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANC STATEMENTS

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

The Company’s American Depositary Shares (“ADSs”) began trading on the Nasdaq Capital Market under the ticker symbol “TCBP” on February 10, 2022, following its initial public offering (“IPO”). As part of the IPO, the Company, issued 82,353 American Depositary Shares (“ADSs”) representing 82,353 ordinary shares with nominal value of £41,176 and warrants to buy 189,412 ADSs for proceeds before expenses of $17.5 million. Funding costs of $3.0 million including underwriter fees were incurred. On February 10, 2022, TC BioPharm (Holdings) plc issued 63,280 American Depositary Shares (“ADSs”) representing 63,280 ordinary shares with nominal value of £31,640 and warrants to buy 126,560 ADSs on conversion of loan notes totaling $13.4 million. Between June 7, 2022 and June 8, 2022, the Company issued and sold 230,000 ADSs representing ordinary shares generating proceeds of $4.6 million before deductions for offering expenses of approximately $0.78 million.

On November 18, 2022 the Company undertook a reverse share split such that fifty issued ordinary share were exchanged for one new ordinary share. As a result of the share split, all references in these unaudited condensed consolidated interim financial statements and accompanying notes to units of ordinary shares or per share amounts are reflective of the reverse share split for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Accounting policies (continued)

On November 27, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) as purchasers. Pursuant to the Purchase Agreement, the Company sold, and the Investors purchased in a private placement an aggregate of 155,000 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 1,315,000 ADS (the “Pre-Funded Warrants”), series A purchase warrants to purchase up to 1,470,000 ADSs (the “Series A Ordinary Warrants”) and series B purchase warrants to purchase up to 1,470,000 ADSs (the “Series B Ordinary Warrants” and together with the Series A Ordinary Warrants, the “Ordinary Warrants”) for aggregate gross proceeds of $7,350,000 (£6,073,376), excluding any proceeds that may be received upon exercise of the Ordinary Warrants. The purchase price for each ADS and associated Ordinary Warrants is $5.00 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants is $4.999.

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

Share capital, share premium and other reserves have been adjusted to give retrospective effect to the Group’s corporate reorganization. On November 18, 2022, TC BioPharm (Holdings) plc completed a reverse stock split of one (1) new share for every fifty (50) existing shares effective November 21, 2022.

As a result of the share splits, all references in these financial statements and accompanying notes to units of ordinary shares or per share amounts are reflective of the reverse share split for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

Further details of the effects of this reorganization are provided in Note 20. The accompanying notes form an integral part of these financial statements.

These consolidated financial statements were authorized by the Board of Directors on May 1, 2023.

The Company has the following interests in subsidiary undertakings:

Name	Country of incorporation	Holding	Proportion held	Nature of business
TC BioPharm Limited	United Kingdom	Ordinary £1 shares and A Ordinary £0.001 shares	100% by TC BioPharm (Holdings) plc	Biotechnology research and development
TC BioPharm (North America), Inc.	United States of America	Ordinary $0.01 shares	100% by TC BioPharm Limited	Biotechnology research and development
TC BioPharm BV	The Netherlands	Ordinary €1 shares	100% by TC BioPharm Limited	Biotechnology research and development

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Accounting policies (continued)

Going concern

Since incorporation the Group has been focused on the development of therapeutic products based around its gamma delta T cell platform technology, with the objective of conducting clinical trials to demonstrate safety and efficacy and eventually being granted regulatory approval to market and sell its products. This activity was expected to be several years in development and has involved considerable expenditure to date on carrying out research and development and conducting clinical trials. In common with most development and/or clinical stage biotechnology companies, the Group has not yet generated any revenues from sales of products, but has obtained cash to finance its research, development and clinical trial activities from equity, debt and grant financings and from receipts from partners under collaborative co-development agreements (totaling £73 million since inception). The Group is expected to continue in this clinical development phase for a number of years before any product becomes marketable. The Group therefore expects to continue to incur significant losses in the foreseeable future.

As at December 31, 2022, the Group had an accumulated deficit of £33.7 million. It experienced an outflow of cash from operating activities during the twelve months ended December 31, 2022, of £14.5 million, and expects to incur continued outflow of cash for the foreseeable future. Net losses incurred for the twelve months ended December 31, 2022, and 2021, amounted to £1.4 million and £13.6 million, respectively.

As at December 31, 2022, the Group’s cash and cash equivalents amounted to £4.8 million, current assets amounted to £7.4 million and current liabilities (excluding amounts which may become payable under its Convertible Loan Notes and Warrant derivative liabilities) amounted to £2.5 million.

The Group raised $17.5 million (£12.8 million), $14.5 million (£10.6 million) net of all commissions, costs and expenses) through the completion of an initial public offering of its ADS and Warrants on Nasdaq (IPO) in February 2022 and raised a further $4.6 million (£3.7 million), $3.8 million (£3.0 million) net of all commissions, costs and expenses) through the completion of a follow-on offering in June 2022.

In November 2022, TC BioPharm (Holdings) plc raised $7.4 million (£6.2 million), $6.6 million (£5.5 million) net of all commissions, costs and expenses, through the completion of a private placement of its ADS and Warrants.

In March 2023, TC BioPharm (Holdings) plc raised $5.5 million (£4.4 million), $4.6 million (£3.7 million) net of all commissions, costs and expenses, through the completion of a public offering of its ADS and Warrants.

On April 24, 2023, the Group had cash on hand of $6.1 million (£4.9 million), which will not be sufficient to enable the Group to meet the cash requirements required to enable it to conduct its business plan through the going concern period (being to May 1, 2024) (“Going Concern Period”). With existing resources, we expect to be able to fund current operations to September 2023.

In common with many clinical development stage biotechnology companies our future liquidity needs, and ability to address them, will largely be determined by the availability of capital, both generally and in particular to fund our product candidates and key development and regulatory projects. As a pre-revenue biotechnology company, we have financed our operations though continuously raising capital; and we expect to continue having to raise capital routinely on the capital markets, taking advantage of our public listing. The Group are currently and continuously progressing various funding options to fill our projected working capital gap, including the current short-term requirements, which could be in the form of an equity raise or other forms of financings such as debt funding, collaborations or licensing arrangements.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Accounting policies (continued)

Going concern (continued)

We believe that our ongoing financing initiatives should improve our net short-term working capital position sufficiently to provide sufficient capital to finance planned operations through 2023, and thereafter we would expect to be in a position to raise significantly greater capital as our clinical program progresses. However, there can be no certainty that these initiatives will be successful and, if they are not, management will seek to deploy alternative plans, which could have a potentially significant negative impact on shareholder and asset value. Such plans could include all or any of the following: raising additional capital through low priced and/or complex equity and/or debt financings; entering transactions involving sales, joint venturing or licensing of intellectual property; reducing and/or deferring discretionary spending on research and development or clinical programs; restructuring our operating model to take advantage of our manufacturing capability to generate short term revenues; reducing our cash burn rate through reduction in planned operating costs.

The accompanying consolidated financial statements have been prepared in conformity with IFRS as issued by IASB, which contemplate continuation of the Group as a going concern (having adequate working capital to maintain operations through the Going Concern Period). In common with many clinical stage development enterprises, the Group has not established a source of revenues sufficient to cover its operating costs, and as such, has been dependent on ongoing funding operations primarily through ongoing initiatives to sell securities via its Nasdaq listing, commercial partnerships, and/or grants. The Group expects to require substantially more capital to fund its clinical, development and operational requirements, and therefore incur further losses over the next several years as it develops its clinical products towards the market. The Group has utilized, and expects to continue to utilize, substantial amounts of funding to implement its business strategy. Although the completion of the IPO on Nasdaq was a major milestone for the Group, as it opens much wider avenues to raise future finance, the market conditions were such that the initial and subsequent funds raised are less than was initially targeted, and the proceeds of the offerings alone are not adequate to finance the Group’s clinical and product development programs through the Going Concern Period. Nonetheless the proceeds of the offerings, together with the anticipated proceeds from ongoing and future fund-raising activities, cause management to believe that the Group will have sufficient liquidity to fund its operations through the Going Concern Period, and, on that basis, management continues to view the Company as a going concern.

Notwithstanding this, management recognizes, that there is uncertainty surrounding the ability of the Group to implement successfully the funding activities required to maintain operations through the Going Concern Period, and immediately beyond. The quantum and timing of such funding is also uncertain. If the Group is unable to maintain adequate liquidity, future operations will need to be scaled back or discontinued. These conditions raise material uncertainty about the Group’s ability to provide support and therefore may cast significant doubt on the Company’s ability to continue as a going concern for the next twelve months from the issuance of these financial statements. The Group’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Derivatives embedded in hybrid contracts with hosts that are not financial assets within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through profit and loss (“FVTPL”).

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

Convertible loan

The Company established a $20.0 million convertible loan note instrument (see note 14, “Convertible loan”) in April 2021. During the year to December 31, 2022, the Group converted loan notes totaling $14,228,245 (£10,506,174) in to ordinary shares and warrants over ordinary shares and repaid US dollar denominated convertible loan notes totaling $3,195,765 (£2,632,324).

The convertible loan has been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.

(i)	The convertible loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan is subsequently measured at its amortized cost in accordance with IFRS 9 – Financial Instruments. It is presented as a financial liability in the Statement of Financial Position.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Accounting policies (continued)

(ii)	The embedded conversion option derivative was initially measured at fair value and is subsequently remeasured to fair value at each reporting date. Under IAS 32 Financial Instruments: Presentation, this derivative could have been classified as a component of equity only if in all cases the contract would be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the convertible instrument included a conversion feature resulting in settlement in a variable number of shares and consequently, none of the instrument comprises an equity component. As a result, the derivative is presented in the statement of financial position as a liability in accordance with IFRS 9 and IAS 32. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the consolidated statements of comprehensive income/(loss).

On August 9, 2022, the Company agreed with one of the loan note holders not to exercise the right to require the loan notes to be repaid in cash in accordance with the terms of the loan notes and to amend certain other aspects of the loan notes (“amended loan notes”). As additional consideration, the Company has issued warrants to subscribe for 11,678 ordinary shares in the share capital of the Company. Except for the amended loan notes, all other loan notes were repaid or converted into ordinary shares and warrants over ordinary shares 180 days after the listing date.

The modifications represent as substantial amendment as the modifications are related to:

(i)	Removing the exercise of the right to require the loan in cash as of August 9, 2022.
(ii)	Extending the repayment date to January 31, 2023 and modifying the structure to be repaid in shares if not redeemed before in cash.
(iii)	Revising the conversion price for the conversion of the loan notes in shares. The revised conversion price would be $0.50 and, if the 5-day trailing VWAP of the Company’s ADS is above that and $0.20 as a floor.
(iv)	Giving the option to the holder for redemption in cash, which will occur no later than 10 February 2023 and to the Company for an early redemption at any moment but having the Holder an option to convert into shares using the revised conversion price at that moment.

In line with IFRS 9.3.3.2, an exchange between an existing borrower and lender of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial liability (with the associate gain or loss shown in the Income Statement) and the recognition of a new financial liability. In addition, as consideration for these modifications, the Company has issued additional warrants to subscribe for 11,678 ordinary shares in the share capital of the Company.

The original financial instrument was derecognised, including any unamortised transaction costs, and the new instrument was initially recognised at fair value and subsequently measured at amortised cost at each reporting date.

The conversion option is a single embedded derivative that is separately recognized as a liability and accounted for at fair value through profit and loss. The conversion options are financial liabilities in accordance with IAS 32:11 because the Company issues shares such that the fair value of the shares delivered is always equal to the amount of the contractual obligation (i.e. a variable number of shares depending on the share price of the stock). As a result, the conversion options are part of the financial liability debt instrument and should be evaluated under the embedded derivatives guidance. Because the conversion options are indexed to the equity of the issuer, these are not closely related to the host contract as stipulated under IFRS 9:B4.3.5(c).

This instrument is considered as a new freestanding financial instrument and constitutes an embedded derivative liability that is separately recognized as a liability and accounted for at fair value through profit and loss.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. Accounting policies (continued)

The value of the embedded derivatives are remeasured at fair value at each reporting date (based on the Black-Scholes valuation model) with recognition of the changes in fair value in the consolidated statements of comprehensive income/(loss) in accordance with IFRS 9. The inputs associated with calculating the fair value of the embedded derivative are considered to be Level 3 (inputs not based on observable market data) as defined by IFRS 7 – Financial instruments: Disclosures.

Warrant liability

On February 10, 2022, TC BioPharm (Holdings) plc completed an initial public offering on Nasdaq, issuing 82,353 American Depositary Shares (“ADSs”) representing 82,353 ordinary shares with nominal value of £41,176 and warrants to buy 189,412 ADSs for proceeds before expenses of $17.5 million (£12.8 million). The convertible loan notes totaling $13,447,012 (£9,861,405) converted into 63,280 ordinary shares and 126,560 warrants over ordinary shares. ADSs and warrants are considered two freestanding financial instruments because each can be traded separately. The exercise price of the Warrants is $4.25 per ADS and will expire on the sixth anniversary of the date of issuance. The exercise price is subject to standard anti-dilutive adjustments in the event of certain stock splits, stock combinations, stock dividends or recapitalizations.

On November 27, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) as purchasers. Pursuant to the Purchase Agreement, the Company sold, and the Investors purchased in a private placement an aggregate of 155,000 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 1,315,000 ADS (the “Pre-Funded Warrants”), series A purchase warrants to purchase up to 1,470,000 ADSs (the “Series A Ordinary Warrants”) and series B purchase warrants to purchase up to 1,470,000 ADSs (the “Series B Ordinary Warrants” and together with the Series A Ordinary Warrants, the “Ordinary Warrants”) for aggregate gross proceeds of $7,350,000 (£6,073,376), excluding any proceeds that may be received upon exercise of the Ordinary Warrants. The purchase price for each ADS and associated Ordinary Warrants is $5.00 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants is $4.999.

The accounting for pre-funded warrants is detailed in the section below.

With respect to other warrants in issue, given the warrants include a net settlement clause and the exercise (or strike) price of the warrants is denominated in a foreign currency ($) other than the Company’s functional currency, management concluded that, in line with IAS 32 Financial Instruments: Presentation, the warrants will be accounted for as derivative financial instruments and presented as a liability on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of comprehensive income/(loss).

The relative fair values of the derivative liability and the equity component will be calculated and based on the actual transaction price, will be allocated to the equity and the liability components using the relative fair value method.

Pre-funded warrants

The Pre-Funded Warrants are classified as a component of equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the shares of common stock with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, and permit the holders to receive a fixed number of ordinary shares upon exercise (foreign exchange on nominal value of the shares is not considered relevant for the analysis because not more than an insignificant amount related to the value of the share remains outstanding which is the $0.0001 nominal amount that remains open to be paid upon exercising it). In addition, Pre-Funded Warrants do not provide any guarantee of value or return.

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

Equity instruments

Equity instruments are in the form of Ordinary and A Ordinary shares (further details are included in Note 20). Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs. Costs that are not incremental and directly attributable to issuing new equity instruments are recorded as an expense in the consolidated statements of comprehensive loss.

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

In respect of share-based payments to employees and directors, the estimated fair value of the options outstanding in the period was calculated by applying a Monte Carlo Simulation for those options issued in 2020 and a Black Scholes Model for those options issued in prior and subsequent periods (including the year ended December 31, 2022). The most appropriate approach is selected with reference to the share capital structure at the time of grant. In respect of the valuation for 2020, the Monte Carlo Simulation was deemed the most appropriate basis due to the preferential economic rights contained within equity issued in the year. When considering share-based payments to external consultants, the most appropriate basis to allocate value to payments was determined to be a Black Scholes Model, with reference to the nature of the contract award and future liquidity events. The fair value of share-based payments considers the following factors:

●	Exercise price
●	Current price of the underlying shares
●	Expected life of the award
●	Risk-free interest rate
●	Expected volatility
●	Expected forfeiture rate
●	Expected dividend rate

Accounting Standards

In preparing these consolidated financial statements, the Group has applied all relevant IAS, IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations as of the date of approval of these consolidated financial statements and which are mandatory for the financial year ended December 31, 2022.

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

Judgements made in applying accounting policies other than those involving estimations

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

Management believes that its existing cash balances will be able to fund current operations to September 2023 and when coupled with planned further financings during 2023 and 2024 cash balances will be sufficient to fund the current operating plans for at least the twelve-month period following the filing date of these consolidated financial statements. Should the additional planned financings not occur as expected, management will implement alternative arrangements and such arrangements could have a potentially significant negative impact on the current net asset value of the Group. These alternatives include: (1) raising additional capital my means other than those planned through equity and/or debt financings; (2) entering into new commercial relationships to help fund future clinical trial costs (i.e. licensing and partnerships); (3) reducing and/or deferring discretionary spending on general corporate overheads and one or more of our research and development and / or clinical programs; and/or (4) restructuring operations to change our overhead structure and make use of our manufacturing facilities to generate revenues from through third party manufacturing contracts. In the medium term the Company’s future liquidity needs, and ability to address those needs, will largely be determined by the success of its product candidates and key development and regulatory events and its decisions in the future. Further detail about the Company’s ability to continue as a going concern are described in Note 1 to the consolidated financial statements.

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

Assumptions about the future and other sources of estimation uncertainty

Revenue from contracts with customers

Timing of revenue recognition

Revenue from upfront payments in connection with collaboration agreements is recognized over the estimated term over which the services promised will be provided. This term was estimated by management at the inception of each contract and evaluated at each reporting date. Management have reviewed the status of the contract and specific contractual terms and concluded that at the year end date no further services are to be provided under the contract. The remaining deferred revenue has been released as at December 31, 2022.

The business is entitled to receive contractual milestone payments on achievement of certain performance obligations. Due to significant uncertainties associated with the achievement of contractual milestones, no revenue has been recognized from milestone payments to date and these will be recognized when the milestones are certain to occur.

Valuation of ordinary shares

In the period prior to become a listed Company on Nasdaq on February 10, 2022, there had been no public market for the Group’s ordinary shares, the estimated fair value of the ordinary shares in the financial periods prior to February 10, 2022 has been determined by management, considering the most recently available third-party valuations of the Group’s ordinary shares, and the assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

After considering the Market Approach, the Income Approach and the Asset-based Approach, we utilized the Market Approach to determine the estimated fair value of our ordinary shares based on management’s determination that this approach was most appropriate for a clinical-stage biopharmaceutical company at this point in its development, using the option-pricing method (“OPM”). Consideration was given to the American Institute of Certified Public Accountants’ Practice Aid: “Valuation of Privately-Held Company Equity Securities Issued as Compensation”, the likelihood of completing an IPO and recent transactions with investors.

As a public trading market for our ordinary shares has now been established in connection with the completion of the IPO, the fair value of our ordinary shares in connection with our accounting for embedded derivatives, warrants and share-based payment expenses will be determinable by reference to the trading price of our ordinary shares on Nasdaq.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. Critical accounting estimates and judgements (continued)

Valuation of warrants

At the time of issue of the warrants at the IPO date there was no trading history, as such the Group determined that a more appropriate method for calculating the estimated fair value of the warrants at the point of recognition was using a Black Scholes option pricing model. The Group determined the share price used in the fair value calculation in line with the methods discussed in Note 2 in connection with the ‘Valuation of ordinary shares’. As a recently listed entity, the Group’s share price does not have sufficient historical volatility to adequately assess the fair value of the embedded derivative. As a result, management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility of 85% was appropriate for the valuation of embedded derivatives in in existence as at December 31, 2022.

As a public trading market for our listed warrants has now been established in connection with the completion of the IPO, under the ticker symbol ‘TCBPW’, the fair value of our listed warrants will be determinable, in the first instance, by reference to the trading price of the warrants on Nasdaq. In line with IFRS 13 (“Fair value measurement”), if there has been a significant decrease in the volume or level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. During the reporting period to June 30, 2022, the Company determined the fair value of its listed warrants by reference to the trading price. Following the reverse share split in November 2022, the Company noted that the listed market price did not adjust to reflect the amendment. In light the limited adjustment in the market priced and limited trading volumes at the reporting date, the Group determined that the most appropriate method for calculating the estimated fair value of the warrants at the reporting date was using a Black Scholes option pricing model.

With respect to our unlisted warrants that are in issue, in the absence of any trading history, the Group determined that the most appropriate method for calculating the estimated fair value of the warrants at the reporting date was using a Black Scholes option pricing model.

Share option and other share-based payment assumptions

The determination of the value of share-based payments requires management to use professional expertise to arrive at assumptions to be used to calculate the value of the share-based payment. The estimated fair value of the options outstanding in the period was calculated by applying a Monte Carlo Simulation for those options issued in 2020 and a Black Scholes Model for those options issued in 2022 and periods prior to 2020. The most appropriate approach is selected with reference to the share capital structure at the time of grant and the directors need to use judgement in setting the key assumptions. Further details are included in Note 21.

The Group determines the share price used in the fair value calculation in line with the methods discussed in Note 2 in connection with the ‘Valuation of ordinary shares’. As a recently listed entity, the Group’s share price does not have sufficient historical volatility to adequately assess the fair value of the share option grants. As a result, management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility of 80% was appropriate for the valuation of share options granted during the twelve months ended December 31, 2022. There were no share options granted in the twelve months ended December 31, 2021.

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

IFRS 2 “Share-based Payment” requires the use of the risk-free rate of the country in which the entity’s shares are principally held with a remaining term equal to the expected life of the option. This should also be the risk-free interest rate of the country in whose currency the exercise price is expressed. The Group has applied the appropriate risk-free rate, based on 4-year, 3-year and 2-year UK government bond yields as at the respective grant dates.

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

3. Revenue

	Year ended December 31,	Year ended December 31,	Year ended December 31
	2022	2021	2020
	£	£	£
Revenue from collaboration agreements	3,844,532	1,978,659	1,978,659

The terms of business for payment on satisfaction of a performance obligation are typically 30-60 days.

Collaboration agreements entered into by the Company provide for the entity to work with a partner to carry out collaborative research and development work.

Performance obligations around upfront payments are deemed to be satisfied over the estimated life of the services promised to be provided. This term was estimated by management at the inception of each contract and evaluated at each reporting date. Management have reviewed the status of the contract and specific contractual terms and concluded that at the year end date no further services are to be provided under the contract. The remaining deferred revenue has been released as at December 31, 2022.

As at the period end the amount of the transaction price allocated to performance obligations that are unsatisfied totaled £Nil (2021: £3,844,532 and 2020: £5,823,192). The Company expects to recognize this revenue on a straight-line basis over the estimated life of the contract (six years). This method reflects the nature of the collaboration agreements which run for a multi-year period, recognizing the revenue in the period in which the research and development activities are performed.

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

Details of contract balances at the period end are provided in Note 24. Trade receivables are non-interest bearing. There are no significant financing components included in the contracts.

Amounts outstanding from customers at the year end totaled £Nil (2021: £Nil).

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. Other income

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
	£	£	£
Grant income	-	6,381	547,928
Other income	-	-	21,272
	-	6,381	569,200

Grant income received in the years ended December 31, 2022, 2021 and 2020 was represented by payments under the Coronavirus Job Retention Scheme. Grant income received in the year ended December 31, 2020 was represented by research and development related grant funding.

Unrealized exchange differences in the period relate to retranslation of the US dollar denominated convertible loan notes as at the period end.

Other income includes research and development tax credits totaling £Nil (2021: £Nil and 2020: £6,772).

5. Loss before tax

Loss before tax is stated after charging the following:

	Year ended December 31,	Year ended December 31,	Year ended December,31
	2022	2021	2020
	£	£	£
Included in research and development costs:
Depreciation of property, plant and equipment	683,475	730,730	784,099
Amortization of intangible assets	55,046	63,451	51,889
Amortization of right of use assets	174,954	174,953	172,987

Included in administrative expenses:
Loss/(gain) on foreign exchange	-	(17,781)	1,891
Depreciation of property, plant and equipment	31,075	34,301	42,651
Amortization of right of use assets	21,623	21,623	23,589

6. Finance costs

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
	£	£	£
Interest on lease liabilities	260,206	254,653	292,062
Other interest	29,706	-	-
Interest on convertible loan	6,704,511	3,183,895	-
	6,994,423	3,438,548	292,062

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. Income tax credit

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
	£	£	£
Current tax
Corporation tax credit	1,720,000	1,407,542	1,171,928
Total current tax credit	1,720,000	1,407,542	1,171,928

Reconciliation of loss before tax to the tax credit for the year
Loss before tax	3,109,706	14,983,467	6,629,844

Loss on ordinary activities multiplied by the standard rate of tax of 19% (2021: 19% and 2020: 19%)	590,844	2,846,859	1,259,670

Adjustments in respect of prior years	154,422	-	-
Non-deductible expenses	(1,834,581)	(1,641,974)	(4,556)
Super deductions	13,178	-	-
Deferred tax movement on unrecognized fixed asset differences	-	(103,418)	(157,728)
Deferred tax movement on unrecognized timing differences	(671,566)	42,462	2,660
Deferred tax movement on share-based payments	-	-	(152,895)
Deferred tax asset not recognized	(186,879)	(342,227)	(278,753)
Additional allowance in respect of enhanced R&D relief	4,198,115	1,042,213	868,918
Surrender of tax losses for R&D tax credit refund	(2,109,111)	(1,843,915)	(1,537,316)
R&D tax credits generated	1,565,578	1,407,542	1,171,928
Current tax credit	1,720,000	1,407,542	1,171,928

Included within corporation tax receivable are research and development tax credits of £Nil (2021: £Nil and 2020: £5,485) which are included within other income.

Factors affecting future tax

On May 24, 2021, the U.K. 2021 Finance Bill was substantively enacted and subsequently received Royal Assent on June 10, 2021. Under this bill, the rate of U.K. corporation tax will increase to 25% in 2023, with lower rates and tapered relief to be applied to companies with profits below £250,000.

If the Group’s deferred tax balances at the period end were remeasured at 30% this would result in the unrecognized deferred tax asset increasing by £886,660.

8. Employees

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022 Number	2021 Number	2020 Number
Number of employees
Average monthly number or persons (including directors) employed by the Group:
Research and development	70	61	66
Management, administration and operations	9	8	13
	79	69	79

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. Employees (continued)

Management includes employees who are involved in both research and development and administrative operations.

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
	£	£	£
Staff costs – included in research and development
Wages and salaries	3,512,525	2,989,066	3,443,726
Social security costs	432,388	313,138	386,063
Pension costs – defined contribution	156,360	94,938	130,339
Share based payments	403,803	-	316,259
	4,505,076	3,397,142	4,276,387
Staff costs – included in administrative expenses
Wages and salaries	1,586,591	877,752	703,366
Social security costs	249,091	56,646	99,040
Pension costs – defined contribution	59,801	42,034	24,548
Share based payments	719,447	-	256,803
	2,614,930	976,432	1,083,757
Staff costs – combined
Wages and salaries	5,099,116	3,866,818	4,147,091
Social security costs	681,479	369,784	485,102
Pension costs – defined contribution	216,161	136,972	154,887
Share based payments	1,123,250	-	573,062
Total staff costs	7,120,006	4,373,574	5,360,142

Directors’ remuneration	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
	£	£	£
Directors’ remuneration in respect of qualifying services	1,203,537	1,046,324	967,651
Directors’ employer’s pension contributions	72,176	15,001	14,376
	1,275,713	1,061,325	982,027

The total remuneration of the highest paid or receivable by the highest paid director in the year ended December 31, 2022 was £443,817 (2021: £332,468 and 2020: £365,194). The Group pension contributions in respect of the highest paid director totaled £Nil for the year to December 31, 2022 (2021: £Nil and 2020: £Nil). The highest paid director did not exercise any share options in the period. No other directors exercised share options in the period.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. Basic and diluted loss per share

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
	£	£	£
Loss for the year	(1,389,706)	(13,575,925)	(5,457,916)
Basic and diluted weighted average number of shares outstanding(1)	687,199	390,585	378,481

Basic and diluted loss per share	(2.02)	(34.76)	(14.42)

(1)	On November 18, 2022, TC BioPharm (Holdings) plc completed a reverse stock split of one (1) new share for every fifty (50) existing shares effective November 21, 2022. As a result of the share split, all references in these financial statements and accompanying notes to units of ordinary shares or per share amounts are reflective of the reverse share split for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

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

10. Intangible assets

	Software £	Patent and licence costs £	Total £
Cost
At January 1, 2021	49,613	464,881	514,494
Additions		123,191	123,191
At December 31, 2021	49,613	588,072	637,685
Additions	-	124,485	124,485
At December 31, 2022	49,613	712,557	762,170

Amortization
At January 1, 2021	23,015	67,642	90,657
Charge for the year	16,521	46,930	63,451
At December 31, 2021	39,536	114,572	154,108
Charge for the year	7,125	47,921	55,046
At December 31, 2022	46,661	162,493	209,154

Net book value
At December 31, 2022	2,952	550,064	553,016

At December 31, 2021	10,077	473,500	483,577

The amortization charge for the year is recognized within research and development costs in the statements of comprehensive loss.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. Property, plant and equipment

	Facility & Scientific Equipment £	Computer Equipment £	Office Equipment £	Total £
Cost
At January 1, 2021	4,882,837	321,051	85,220	5,289,108
Additions	6,825	12,097	1,111	20,033
At December 31, 2021	4,889,662	333,148	86,331	5,309,141
Additions	225,666	15,046	-	240,712
Disposals	(228,026)	-	-	(228,026)
At December 31, 2022	4,887,302	348,194	86,331	5,321,827

Depreciation
At January 1, 2021	1,932,812	268,392	44,251	2,245,455
Charge for the year	703,960	44,326	16,745	765,031
At December 31, 2021	2,636,772	312,718	60,996	3,010,486
Disposals	(164,380)	-	-	(164,380)
Charge for the year	683,592	15,098	15,860	714,550
At December 31, 2022	3,155,984	327,816	76,856	3,560,656

Net book value
At December 31, 2022	1,731,318	20,378	9,475	1,761,171

At December 31, 2021	2,252,890	20,430	25,335	2,298,655

The depreciation charge for the year is recognized within research and development and administrative expenses in the statements of comprehensive loss. Refer to Note 5 for further details.

The net book value of property, plant and equipment held under sale and leaseback arrangements is £36,643 (2021: £325,935).

The Group incurred a loss on disposal of equipment totaling £8,646 in the year ended December 31, 2022.

12. Trade and other receivables

	2022	2021
	£	£
Other receivables	56,264	-
VAT owed to the Group	27,055	70,650
Prepaid clinical trial costs	307,519	336,770
Other prepayments	528,618	474,533
	919,456	881,953

The fair value of trade and other receivables are not materially different to the book value.

13. Trade and other payables

	2022	2021
	£	£
Trade payables	882,364	1,422,393
Other tax and social security	293,467	311,204
Accruals	944,904	2,330,582
Other payables	38,323	39,436
	2,159,058	4,103,615

The fair value of trade and other payables are not materially different to the book value.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. Convertible loan

The following table summarizes the changes in the convertible debt instrument during the twelve-month period to December 31, 2022:

	Residual loan	Embedded derivative	Total
	£	£	£

Balance at December 31, 2021	6,806,210	6,925,654	13,731,864
Loan notes issued in the period	170	17,940	18,110
Accrued interest	6,704,511	-	6,704,511
Conversion of loan notes	(10,506,174)	-	(10,506,174)
Repayment of loan notes	(2,632,324)	-	(2,632,324)
Modification of convertible loan	(30,535)	170,879	140,344
Fair value adjustment	-	(7,112,034)	(7,112,034)
Currency adjustment	311,626	-	311,626
Balance at December 31, 2022	653,484	2,439	655,923

The fair value of the residual loan is not materially different to the book value.

On February 10, 2022, 74% of the face value, totaling $13,447,012 (£9,861,405), of loan notes in issue at the time (including interest accrued to date) converted into 63,280 ordinary shares and 126,560 warrants over ordinary shares in the listed entity. In line with terms of the loan notes and at the loan note holders’ option, 25% of the face value of the loan notes outstanding at the IPO (after adjusting for noteholders who had converted in full at the IPO) were repaid 90 days after the listing date.

On August 9, 2022 the Company agreed with one of the loan note holders not to exercise the right to require the loan notes to be repaid in cash in accordance with the terms of the loan notes and to amend certain other aspects of the loan notes (“amended loan notes”). As additional consideration, the Company has issued warrants to subscribe for 11,678 ordinary shares in the share capital of the Company. Except for the amended loan notes, all other loan notes were repaid or converted into ordinary shares and warrants over ordinary shares 180 days after the listing date.

Accounting for the original loan notes

As the loan notes have two elements, the debt instrument and the conversion option which is accounted for as an embedded derivative liability, the fair value of the conversion option is calculated first and then subtracted from the fair value of the entire instrument net of issuance costs totaling.

When considering the fair value of the conversion option at the points of initial recognition management took into account the probability of a listing happening before maturity and what the expected fair value of the shares would be at the listing. The embedded derivative was measured at fair value on the date of issuance (based on the Black-Scholes valuation model).

The loan is subsequently measured at amortized cost. Management calculates the effective interest rate (“EIR”) to consider the potential repayment at redemption date by reference to the face value amount after taking into account the 5% of interest rate.

The value of the embedded derivative is remeasured at fair value at each reporting date (based on the Black-Scholes valuation model) with recognition of the changes in fair value in the consolidated statements of comprehensive income/(loss) in accordance with IFRS 9. The inputs associated with calculating the fair value of the embedded derivative are considered to be Level 3 (inputs not based on observable market data) as defined by IFRS 7 – Financial instruments: Disclosures.

The conversion option had been fully extinguished by December 31, 2022, and as such the related value of the option was £Nil.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. Convertible loan (continued)

Accounting for the amended loan note

The modifications represent as substantial amendment as the modifications are related to:

1. Removing the exercise of the right to require the loan in cash as of August 9, 2022.

2. Extending the repayment date to January 31, 2023, and modifying the structure to be repaid in shares if not redeemed before in cash.

3. Revising the conversion price for the conversion of the loan notes in shares. The revised conversion price would be $0.50 and, if the 5-day trailing VWAP of the Company’s ADS is above that and $0.20 as a floor.

4. Giving the option to the holder for redemption in cash, which will occur no later than February 10, 2023, and to the Company for an early redemption at any moment but having the Holder an option to convert into shares using the revised conversion price at that moment.

In line with IFRS 9.3.3.2, an exchange between an existing borrower and lender of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial liability (with the associate gain or loss shown in the Income Statement) and the recognition of a new financial liability. In addition, as consideration for these modifications, the Company has issued additional warrants to subscribe for 11,678 ordinary shares in the share capital of the Company.

The original financial instrument was derecognised, including any unamortised transaction costs, and the new instrument was initially recognised at fair value and subsequently measured at amortised cost at each reporting date.

The conversion option is a single embedded derivative that is separately recognized as a liability and accounted for at fair value through profit and loss. The conversion options are financial liabilities in accordance with IAS 32:11 because the Company issues shares such that the fair value of the shares delivered is always equal to the amount of the contractual obligation (i.e. a variable number of shares depending on the share price of the stock). As a result, the conversion options are part of the financial liability debt instrument and should be evaluated under the embedded derivatives guidance. Because the conversion options are indexed to the equity of the issuer, these are not closely related to the host contract as stipulated under IFRS 9:B4.3.5(c).

This instrument is considered as a new freestanding financial instrument and constitutes an embedded derivative liability that is separately recognized as a liability and accounted for at fair value through profit and loss.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. Convertible loan (continued)

The value of the embedded derivatives are remeasured at fair value at each reporting date (based on the Black-Scholes valuation model) with recognition of the changes in fair value in the consolidated statements of comprehensive income/(loss) in accordance with IFRS 9. The inputs associated with calculating the fair value of the embedded derivative are considered to be Level 3 (inputs not based on observable market data) as defined by IFRS 7 – Financial instruments: Disclosures.

Conversion option

	August 9, 2022	December 31, 2022
Exercise price in USD	$0.50	$0.50
Share price in USD	$20.50	$3.85
Time to maturity	0.5 years	0.1 years
Expected volatility	80.0%	100%
Risk free interest rate (US treasury bond)	3.1%	4.1%
Dividend yield	-	-

Related share purchase warrants

	August 9, 2022	December 31, 2022
Exercise price in USD	$0.41	$0.41
Share price in USD	$20.50	$3.85
Time to maturity	2 years	1.6 years
Expected volatility	80.0%	85%
Risk free interest rate (US treasury bond)	3.3%	4.5%
Dividend yield	-	-

15. Warrant derivative liabilities

The following table summarizes the changes in the warrant derivative liability during the twelve-month period to December 31, 2022:

Embedded derivative
£

Balance at December 31, 2021	-
Fair value of warrants issued in the period	20,872,152
Fair value adjustment	(14,851,289)
Balance at December 31, 2022	6,020,863

On February 10, 2022, TC BioPharm (Holdings) plc completed an IPO on Nasdaq, issuing American Depositary Shares (“ADSs”) and warrants to buy ADSs. The ADSs and warrants are considered two freestanding financial instruments because each can be traded separately. The exercise price of the Warrants is $4.25 per ADS and will expire on the sixth anniversary of the date of issuance. The exercise price is subject to standard anti-dilutive adjustments in the event of certain stock splits, stock combinations, stock dividends or recapitalizations, and it is also subject to adjustment in certain events specified in the warrant agreement.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. Warrant derivative liabilities (continued)

On November 27, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) as purchasers. Pursuant to the Purchase Agreement, the Company sold, and the Investors purchased in a private placement an aggregate of 155,000 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 1,315,000 ADS (the “Pre-Funded Warrants”), series A purchase warrants to purchase up to 1,470,000 ADSs (the “Series A Ordinary Warrants”) and series B purchase warrants to purchase up to 1,470,000 ADSs (the “Series B Ordinary Warrants” and together with the Series A Ordinary Warrants, the “Ordinary Warrants”) for aggregate gross proceeds of $7,350,000 (£6,073,376), excluding any proceeds that may be received upon exercise of the Ordinary Warrants. The purchase price for each ADS and associated Ordinary Warrants is $5.00 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants is $4.999.

Given the warrants include a net settlement clause and the exercise (or strike) price of the warrants is denominated in a foreign currency ($) other than the Company’s functional currency, management concluded that the warrants should be accounted for as derivative financial instruments and presented as a liability on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of comprehensive income/(loss).

The relative fair values of the derivative liability and the equity component were calculated and based on the actual transaction price will be allocated to the equity and the liability components using the relative fair value method.

As at the date of issue of the warrants on November 27, 2022, the calculated fair value of the warrants was in excess of the fair value of the consideration received. The difference (£1,472,746) was debited to the Income Statement. The related transactions costs (£593,337) associated with the issue were also included within the Income Statement as part of the Change in fair value of warrant derivatives.

Listed warrants in issue

A fair value of $1.13 per each warrant was identified at the IPO date of February 10, 2022. A fair value of $0.03 per each warrant has been identified as at the reporting date.

The inputs associated with calculating the fair value of the embedded derivative at recognition were considered to be Level 3 (inputs not based on observable market data) as defined by IFRS 7 – Financial instruments: Disclosures.

The model inputs were as follows:

	February 10, 2022	December 31, 2022
Exercise price in USD	$212.50	$212.50
Share price in USD	$100.00	$3.85
Time to maturity	6 years	5.1 years
Expected volatility	80%	90%
Risk free interest rate (US treasury bond)	1.99%	4.00%
Dividend yield	-

The value of the embedded derivative for the listed warrants is remeasured at fair value at each reporting date with recognition of the changes in fair value in the consolidated statements of comprehensive income/(loss) in accordance with IFRS 9.

Unlisted warrants in issue

Series A warrants

A fair value of $3.44 per each warrant was identified at the issue date of November 30, 2022. A fair value of $2.58 per each warrant has been identified as at the reporting date.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. Warrant derivative liabilities (continued)

The inputs associated with calculating the fair value of the embedded derivative at recognition were considered to be Level 3 (inputs not based on observable market data) as defined by IFRS 7 – Financial instruments: Disclosures.

	November 30, 2022	December 31, 2022
Exercise price in USD	$5.00	$5.00
Share price in USD	$4.71	$3.85
Time to maturity	5.5 years	5.4 years
Expected volatility	90%	85%
Risk free interest rate (US treasury bond)	3.8%	3.9%
Dividend yield	-	-

Series B warrants

A fair value of $2.51 per each warrant was identified at the issue date of November 30, 2022. A fair value of $1.84 per each warrant has been identified as at the reporting date.

The inputs associated with calculating the fair value of the embedded derivative at recognition were considered to be Level 3 (inputs not based on observable market data) as defined by IFRS 7 – Financial instruments: Disclosures.

	November 30, 2022	December 31, 2022
Exercise price in USD	$5.00	$5.00
Share price in USD	$4.71	$3.85
Time to maturity	2.5 years	2.4 years
Expected volatility	90%	90%
Risk free interest rate (US treasury bond)	4.21%	4.3%
Dividend yield	-	-

Underwriter warrants

A fair value of $3.29 per each warrant was identified at the issue date of November 30, 2022. A fair value of $2.56 per each warrant has been identified as at the reporting date.

The inputs associated with calculating the fair value of the embedded derivative at recognition were considered to be Level 3 (inputs not based on observable market data) as defined by IFRS 7 – Financial instruments: Disclosures.

	November 30, 2022	December 31, 2022
Exercise price in USD	$6.25	$5.00
Share price in USD	$4.71	$3.85
Time to maturity	5.5 years	5.4 years
Expected volatility	90%	90%
Risk free interest rate (US treasury bond)	3.9%	4.0%
Dividend yield	-	-

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. Other derivative liabilities

The following table summarizes the changes in the warrant derivative liability during the twelve-month period to December 31, 2022:

Embedded derivative
£

Balance at December 31, 2021	-
Change in fair value of embedded derivative liabilities	3,832,379
Reallocation of derivative liabilities to equity	(3,832,379)
Balance at December 31, 2022	-

Prior to completion of the Initial Public Offering, the issued share capital of TC BioPharm (Holdings) plc included outstanding A ordinary shares which carried the right in the form of an anti-dilution provision, to subscribe at nominal value for a certain number of additional shares, calculated by reference to the pre-money valuation of implied by an issuance of new share.

The probability of a new issue at a price below £215.00 per share was considered remote as of December 31, 2021 and therefore the value of the anti-dilution provision was nil as the year end. In light of the IPO being planned at an issue price of $212.00 per share (£157.04 per share based on exchanged rate of £1.00 to $1.3500) the Company calculated the fair value of the anti-dilution rights and incurred a corresponding charge in the Income Statement.

Immediately prior to the completion of the offering, 24,693 ordinary shares were issued, under the terms of our Articles of Association to certain shareholders who, prior to the IPO, owned A ordinary shares which carried the right, to subscribe at nominal value for a certain number of additional shares, calculated by reference to the pre-money valuation of the IPO. The corresponding fair value of the related embedded derivative was transferred to equity at the time of the issuance.

As part of the IPO share issue, TC BioPharm (Holdings) plc re-organized its share capital whereby all of the outstanding series A ordinary shares were re-designated as ordinary shares of TC BioPharm (Holdings) plc on a one for one basis and as such no anti-dilution provisions are included within the issued share capital.

17. Lease liabilities and similar

Maturity analysis of leases and similar

December 31, 2022	Undiscounted lease payments	Interest	Present value
	£	£	£
Not later than one year	495,482	167,449	328,033
Between one year and five years	1,788,060	400,029	1,388,031
More than five years	446,766	22,347	424,419
	2,730,308	589,825	2,140,483

December 31, 2021	Undiscounted lease payments	Interest	Present value
	£	£	£
Not later than one year	1,010,039	244,281	765,758
Between one year and five years	1,849,762	525,317	1,324,445
More than five years	893,077	80,647	812,430
	3,752,878	850,245	2,902,633
F-37

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. Lease liabilities and similar (continued)

The balances relating to lease liabilities and similar can be further analyzed as follows:

Lease liabilities

December 31, 2022	Undiscounted lease payments	Interest	Present value
	£	£	£
Not later than one year	451,029	166,069	284,960
Between one year and five years	1,788,060	400,029	1,388,031
More than five years	446,766	22,347	424,419
	2,685,855	588,445	2,097,410

December 31, 2021	Undiscounted lease payments	Interest	Present value
	£	£	£
Not later than one year	768,839	227,630	541,209
Between one year and five years	1,793,412	523,560	1,269,852
More than five years	893,077	80,647	812,430
	3,455,328	831,837	2,623,491

The principal leasing activities undertaken by the Group relate to the lease of property for the business.

An incremental borrowing rate of 8.60% has been applied to leases during the reporting period.

In addition, the Group undertakes some sale and leaseback transactions to secure financing. From a review of the sale and leaseback agreements, it is deemed that as no formal sale has occurred the Group continues to recognize the asset on the balance sheet with a corresponding liability stated at amortized cost. Liabilities in relation to sale and leaseback transactions totaled £43,073 (2021: £279,142) and are included in the above tables. There were no gains or losses recognized on sale and leaseback transactions in the period.

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

December 31, 2022	Undiscounted lease payments	Interest	Present value
	£	£	£
Not later than one year	44,452	1,380	43,073
Between one year and five years	-	-	-
	44,452	1,380	43,073

December 31, 2021	Undiscounted lease payments	Interest	Present value
	£	£	£
Not later than one year	241,200	16,651	224,549
Between one year and five years	56,350	1,757	54,593
	297,550	18,408	279,142

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. Lease liabilities and similar (continued)

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Buildings £	Other £	Total £
At January 1, 2021	1,571,829	10,271	1,582,100
Charge for the year	(192,469)	(4,107)	(196,576)
At December 31, 2021	1,379,360	6,164	1,385,524

At January 1, 2022	1,379,360	6,164	1,385,524
Charge for the year	(192,469)	(4,108)	(196,577)
At December 31, 2022	1,186,891	2,056	1,188,947

The following amounts are recognized in the consolidated statements of comprehensive loss:

	Year ended December 31,	Year ended December 31,
	2022	2021
	£	£
Amortization of right of use assets	196,577	196,576
Interest on lease liabilities	260,206	254,653
	456,783	451,229

Total cash outflows in respect of leases were £762,150 (2021: £122,469 and 2020: £415,273). Receipt of cashflows in respect of sale and leaseback transactions totaled Nil (2021: Nil and 2020: Nil). Total cash outflows in respect of interest on leases were £260,206 (2021: £254,653 and 2020: £290,208).

18. Deferred income

Year ended December 31, 2022

Contracts with customers
£
At January 1, 2022	3,844,533
Released to the statement of profit or loss	(3,844,533)
At December 31, 2022	-

Year ended December 31, 2021

Contracts with customers
£
At January 1, 2021	5,823,192
Released to the statement of profit or loss	1,978,659
At December 31, 2021	3,844,533

Current	1,978,660
Non-current	1,865,873

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18. Deferred income (continued)

Movement in the period reflects the release of deferred income in respect of the long-term research and development collaboration agreements.

19. Deferred taxation

The Group has not recognized a deferred tax asset in respect of tax losses carried forward and other timing differences as at December 31, 2022 on the basis that the availability of future taxable profits against which to offset the losses cannot be determined with reasonable certainty.

The Group has tax losses carried forward of £17,733,217 (2021: £14,326,058) that are available for offset against future taxable profits and do not expire.

The unrecognized deferred tax asset at 25% mainly consists of losses of £4,433,305 (2021 at 25%: £3,581,514).

20. Capital and reserves

	December 31, 2022	December 31, 2021
	£	£

Share capital	397,493	195,476
Share premium	16,597,811	-
	16,995,304	195,476

	December 31, 2022	December 31, 2021
	Number (1)	Number
Authorized, allotted, called up and fully paid share capital comprises:
Ordinary shares of £0.0001 each	949,958	356,260
Deferred shares of £0.4999 each	794,955	-
A Ordinary shares of £0.50 each	-	34,692
Total Ordinary shares outstanding at the end of the year	1,744,913	390,952

	Number of	Ordinary share capital	Deferred share capital	Share premium
	shares (1)	£		£
Fully paid share capital:
Balance at December 31, 2021	390,952	195,476	-	-
Issue of Ordinary shares	559,006	202,017		16,597,811
Redesignation of nominal value to deferred shares	794,955	(397,398)	397,398	-
Balance at December 31, 2022	1,744,913	95	397,398	16,597,811

(1)	On November 18, 2022 the Company undertook a reverse share split such that fifty issued ordinary shares were exchanged for one new. As a result of the reverse share split, all references in these financial statements and accompanying notes to units of ordinary shares or per share amounts are reflective of the reverse share split for all periods presented.

Ordinary shares

The Ordinary shares have no specific rights, preferences or restrictions attached to them.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. Capital and reserves (continued)

Deferred shares

Deferred shares have the following properties:

a.	do not entitle their holders to receive any dividend or other distribution;
b.	do not entitle their holders to receive a share certificate in respect of the relevant shareholding;
c.	do not entitle their holders to receive notice of, nor to attend, speak or vote at, any general meeting of the Company;
d.	entitles their holders on a return of capital on a winding up of the Company (but not otherwise) only to the repayment of the amount paid up on that share after payment of the capital paid up on each Ordinary Share in the share capital of the Company and the further payment of £100,000,000 on each ordinary share;
e.	do not entitle their holders to any further participation in the capital, profits or assets of the Company. The Deferred Shares shall not be capable of transfer at any time other than with the prior written consent of the directors of the Company.

A Ordinary shares

The A Ordinary shares ranked equally with all other shares in issue in that on a vote every member has one vote for each share held. The A ordinary shares contain preferential economic rights such that, in the event of a share or asset sale (as defined in the Articles of association), they provide a return to the holders of the A Ordinary Shares of an amount greater than or equal to 1.5x the price paid by the investors for A Ordinary Shares. The A Ordinary shares have an anti-dilution provision where shares are subsequently issued at a price below £215.00 per share, whereby the existing A Ordinary shareholders receive additional compensation shares in line with the formula set out in the Articles of Association. The A Ordinary shares rank equally with all other shares in issue with respect to dividends.

Immediately prior to the completion of the IPO, 24,693 ordinary shares were issued, under the terms of our Articles of Association to certain shareholders who, prior to the IPO, owned A ordinary shares which carried the right, to subscribe at nominal value for a certain number of additional shares, calculated by reference to the pre-money valuation of the IPO. As part of the IPO share issue, TC BioPharm (Holdings) plc re-organized its share capital whereby all of the outstanding series A ordinary shares were re-designated as ordinary shares of TC BioPharm (Holdings) plc on a one for one basis and as such no anti-dilution provisions are included within the issued share capital.

Group reorganization and IPO

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

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. Capital and reserves (continued)

Immediately prior to completion of the Initial Public Offering, TC BioPharm (Holdings) plc re-organized its share capital whereby all of the outstanding series A ordinary shares were re-designated as ordinary shares of TC BioPharm (Holdings) plc on a one for one basis. Immediately prior to the completion of the offering, a further 24,693 ordinary shares were issued, under the terms of our Articles of Association to certain shareholders who, prior to the IPO, owned A ordinary shares which carried the right, to subscribe at nominal value for a certain number of additional shares, calculated by reference to the pre-money valuation of the IPO. The fair value of the shares issued was £3.8 million.

On February 10, 2022, TC BioPharm (Holdings) plc issued 63,280 American Depositary Shares (“ADSs”) representing 63,280 ordinary shares with nominal value of £31,640 and warrants to buy 126,560 ADSs on conversion of loan notes totaling $13.4 million (£9.9 million).

On February 10, 2022, TC BioPharm (Holdings) plc completed an IPO on Nasdaq, issuing 82,353 American Depositary Shares (“ADSs”) representing 82,353 ordinary shares with nominal value of £41,176 and warrants to buy 189,412 ADSs for proceeds before expenses of $17.5 million (£12.8 million). Funding costs of $3.0 million (£2.2 million) including underwriter fees were incurred.

Further share issues during the year

Between June 7, 2022 and June 8, 2022, the Company issued and sold 230,000 ADSs representing ordinary shares generating proceeds of $4.6 million (£3.7 million) before deductions for offering expenses of approximately $0.8 million (£0.6 million).

On August 9, 2022, Convertible Loan Noteholders with loan notes with a face value of $0.8 million (£0.6 million) agreed to not exercise their right to be repaid and in consideration for this agreement received warrants over 11,678 ordinary shares. In addition, the conversion price of the loan notes was amended to be the lower of (i) the 5-day trailing VWAP of the Company’s ADS calculated as at 31 January 2023 and (ii) $25.00, subject to not being below $10.00.

On August 9, 2022, TC BioPharm (Holdings) plc issued 3,676 American Depositary Shares (“ADSs”) representing 3,676 ordinary shares and warrants to buy 7,352 ADSs on conversion of loan notes totaling $0.8 million (£0.7 million).

On November 15, 2022, TC BioPharm (Holdings) plc issued 21 Ordinary shares (number stated prior to the reverse split) for a consideration of $7.565 (£6.362) per share.

On November 24, 2022, TC BioPharm (Holdings) plc issued 3 Ordinary shares for a consideration of $6.51 (£5.41) per share.

On November 27, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) as purchasers. Pursuant to the Purchase Agreement, the Company sold, and the Investors purchased in a private placement an aggregate of 155,000 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 1,315,000 ADS (the “Pre-Funded Warrants”), series A purchase warrants to purchase up to 1,470,000 ADSs (the “Series A Ordinary Warrants”) and series B purchase warrants to purchase up to 1,470,000 ADSs (the “Series B Ordinary Warrants” and together with the Series A Ordinary Warrants, the “Ordinary Warrants”) for aggregate gross proceeds of $7.4 million (£6.1 million), excluding any proceeds that may be received upon exercise of the Ordinary Warrants. The purchase price for each ADS and associated Ordinary Warrants is $5.00 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants is $4.999.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. Capital and reserves (continued)

Reverse share split

On November 18, 2022, TC BioPharm (Holdings) plc completed a reverse stock split of one (1) new share for every fifty (50) existing shares effective November 21, 2022. As a result, the depositary bank, BNY Mellon effected a reverse stock split on the TC BioPharm (Holdings) plc American Depositary Receipt (“ADR”) program. Following the reverse split, a sub-division of every Ordinary share into one new Ordinary Share with a nominal value of £0.0001 and one deferred share with a nominal value of £0.4999 was enacted.

As a result of the share split, all references in these unaudited condensed consolidated interim financial statements and accompanying notes to units of ordinary shares or per share amounts are reflective of the reverse share split for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

Nature and purpose of Other reserves

The other reserve totaling £16,710,757 as at December 31, 2022 and December 31, 2021, arose as a result of the group reorganization described above.

21. Share-based payments

Enterprise Management Incentive (EMI) share option scheme

The Company operates an HMRC Approved Enterprise Management Incentive (EMI) share option scheme for employees. Effective December 16, 2014, the Company approved a share option scheme under which the Board of Directors of the Company can award options to directors, officers, employees and consulting personnel of the Company. The Board of Directors will determine the terms, limitations, restrictions and conditions of the options granted under the plan.

The Company has granted options over shares to certain employees.

	Number of share options	Weighted average exercise price £

Outstanding at December 31, 2021	106,585	23.00
Granted during the period	-	-
Exercised during the period	-	-
Forfeited during the period	-	-
Outstanding at December 31, 2022	106,585	23.00

Exercisable at December 31, 2022	106,585	23.00
Unexercisable at December 31, 2022	-	-

The estimated fair value of the options outstanding in the period was calculated by applying a Monte Carlo Simulation for those options issued in 2020 and 2019 and a Black Scholes Model for those options issued in prior periods. The most appropriate approach is selected with reference to the share capital structure at the time of grant. The weighted average fair value of the options at the measurement date was £Nil (2021: £Nil). The expense recognized for share-based payments in respect of employee services received during the twelve months to December 31, 2022 is £Nil as all options were fully vested as of December 31, 2022 (twelve months to December 31, 2021: £Nil).

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21. Share-based payments (continued)

As a privately held company, the Company’s share price did not have sufficient historical volatility to adequately assess the fair value of the share option grants. As a result, management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility of 75% was appropriate for the valuation of our share options.

As part of the valuation exercise reference was made to historical share issue prices, taking into account discounts for lack of control and marketability.

The options granted under the EMI share option scheme will typically vest between one and two years after the date of grant. The exception is options granted to senior management that vest immediately. As at the year end all options had fully vested.

Upon vesting, each option entitles the holder to purchase one ordinary share at a specified option price determined at the grant date.

2021 Share Option Scheme

Effective immediately prior to completion of the IPO on February 10, 2022, the Company adopted a new share option scheme, or the 2021 Share Option Scheme, for the purpose granting share options to incentivize our directors, employees and consultants and the directors, employees and consultants of our subsidiary companies. The 2021 Share Option Scheme incorporates a sub-plan for option holders subject to taxation in the United States, or the 2021 U.S. Sub-Plan, to provide for the grant of U.S. qualified incentive options.

The Company has granted options over shares to certain employees and directors.

	Number of share options	Weighted average exercise price $

Outstanding at December 31, 2021	-	-
Granted during the period	52,305	212.00
Exercised during the period	-	-
Forfeited during the period	-	-
Outstanding at December 31, 2022	52,305	212.00

Exercisable at December 31, 2022	23,568	212.00
Unexercisable at December 31, 2022	28,737	212.00

The estimated fair value of the options outstanding in the period was calculated by applying a Black Scholes Model. The most appropriate approach is selected with reference to the share capital structure at the time of grant. The weighted average fair value of the options at the measurement date was $53.42. The expense recognized for share-based payments in respect of employee services received during the twelve months to December 31, 2022 is £1,123,250.

As a recently listed entity, the Company’s share price does not have sufficient historical volatility to adequately assess the fair value of the share option grants. As a result, management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility of 80% was appropriate for the valuation of our share options.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21. Share-based payments (continued)

The options granted under the 2021 share option scheme will typically vest over three years after the date of grant. In some cases, options granted to senior management vested immediately. As at December 31, 2022 the unvested options would, under the agreed terms, vest evenly over the remaining period in either six month or annual instalments.

Upon vesting, each option entitles the holder to purchase one ordinary share at a specified option price determined at the grant date.

The model inputs were as follows:

February 10, 2022
Exercise price in USD	$212.00
Share price in USD	100.00
Expected term	From 5 years to 6 years
Expected volatility	80%
Risk free interest rate (US treasury bond)	1.99%
Dividend yield	-

Additional right to subscribe for shares

On August 25, 2020 the Company issued Ordinary shares included an additional right to subscribe for a fixed number (15,891) of shares at £215.00 per share at a future date based on certain clinical and commercial milestones. The estimated fair value of the right to subscribe was calculated by applying a Black Scholes Model. This was deemed the most appropriate approach due to the future liquidity event being date-uncertain and could take one of many forms.

Reverse share split

On November 18, 2022 the Company undertook a reverse share split such that fifty issued ordinary share were exchanged for one new ordinary share. As a result of the share split, all references in these consolidated financial statements and accompanying notes to units of ordinary shares or per share amounts are reflective of the reverse share split for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

22. Related party transactions

The directors and senior executives who have the authority and responsibility for planning, directing and controlling the entity are considered to be key management personnel. Total remuneration in respect of these individuals is disclosed in the table below:

	2022	2021	2020
	£	£	£

Short-term employee benefits	1,627,103	1,061,325	982,027
Share-based payments	1,123,250	-	287,444
	2,750,353	1,061,325	1,269,471

During the year ended December 31, 2020, the executive directors agreed to defer a proportion of their compensation. Repayment of deferred compensation would be initiated on receipt of an agreed level of funding to support the future capital requirements of the business and settlement would be staged over twelve months. As at December 31, 2022 the balance outstanding to executive directors totaled £Nil (2021: £591,886).

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

23. Notes to the cash flow statement

	2022	2021
	£	£

Cash and cash equivalents	4,808,060	1,566,688

Cash and cash equivalents comprise cash and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets is approximately equal to their fair value.

24. Risk management

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

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24. Risk management (continued)

Contractual cash flows

December 31, 2022	Carrying amounts	Total	2 months or less	2-12 months	12-24 months	More than 2 years
Financial liabilities	£	£	£	£	£	£
Trade payables	882,364	882,364	882,364	-	-	-
Convertible loan	655,923	655,923	655,923	-	-	-
Other payables	1,276,694	1,276,694	705,976	570,718	-	-
	2,814,981	2,814,981	2,244,263	570,718	-	-

December 31, 2021	Carrying amounts	Total	2 months or less	2-12 months	12-24 months	More than 2 years
Financial liabilities	£	£	£	£	£	£
Trade payables	1,422,393	1,422,393	1,422,393	-	-	-
Convertible loan	13,731,864	20,359,893	10,088,496	10,271,397
Other payables	2,681,223	2,681,223	831,029	1,850,194	-	-
	17,835,480	24,463,509	12,341,918	12,121,591	-	-

Changes in liabilities arising from financing activities

	January 1, 2022	Cash flows	New leases	Other	December 31, 2022
	£	£	£	£	£
Current lease liabilities	765,758	(762,150)	-	324,425	328,033
Convertible loan notes	13,731,864	(2,632,324)	-	(10,443,617)	655,923
Non-current lease liabilities	2,136,875	-	-	(324,425)	1,812,450

	16,634,497	(3,394,474)	-	(10,443,617)	2,796,406

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24. Risk management (continued)

	January 1, 2021	Cash flows	New leases	Other	December 31, 2021
	£	£	£	£	£
Current lease liabilities	442,702	(122,469)	-	445,525	765,758
Convertible loan notes	-	6,383,659	-	7,348,205	13,731,864
Non-current lease liabilities	2,582,400		-	(445,525)	2,136,875

	3,025,102	6,261,190	-	7,348,205	16,634,497

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

Currency risk

The Group has transactions denominated in various currencies, with the principal currency exposure being fluctuations in U.S. Dollars and Euros against pound sterling. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s Convertible Loan Notes that are denominated in US Dollars and a limited number of supplier agreements denominated in currencies other than pound sterling. As at December 31, 2022, a 1% increase in GBPUSD exchange rate would reduce the liability for the Convertible Loan Notes by £6,470 and a 1% decrease in GBPUSD exchange rate would increase the liability for the Convertible Loan Notes by £6,601.

Equity price risk

The Convertible Loan Notes issued by the Group contain an embedded derivative component that is accounted for at fair value at each period end. A change in the estimated underlying price per share will impact on the valuation of the embedded derivative. As at December 31, 2022, a 5% increase in the estimated share price would increase the value of the embedded derivative by £407,512 and a 5% decrease in the estimated share price would decrease the value of the embedded derivative by £403,989.

25. Capital risk management

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

TC BIOPHARM (HOLDINGS) PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

25. Capital risk management (continued)

The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirement of investors. To maintain or adjust the capital structure, the Group may adjust the dividend paid to shareholders, return capital to shareholders or issue new shares.

26. Subsequent events

On March 27, 2023, TC BioPharm Holdings (PLC) (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company agreed to issue and sell an aggregate of 215,000 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 3,222,500 ADS (the “Pre-Funded Warrants”), and series C purchase warrants to purchase up to 3,437,500 ADSs (the “Ordinary Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). The purchase price for each ADS and associated Ordinary Warrants was $1.60 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants was $1.599. The Ordinary Warrants were immediately exercisable, expire five (5) years from the date of issuance and have an exercise price of $1.75 per ADS. The Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full at an exercise price of $0.001 per ADS. The total net proceeds from this offering were approximately $4.6 million, after deducting estimated offering expenses of approximately $0.9 million.

In connection with the Offering, the Company agreed that certain existing warrants to purchase up to an aggregate of 2,800,000 ADSs of the Company that were previously issued on November 30, 2022, at an exercise price of $5.00 per ADS and expiration dates of May 30, 2025 and May 30, 2028, were amended effective upon the closing of the Offering so that the amended warrants will have a reduced exercise price of $1.75 per ADS.

On April 3, 2023, the Company agreed with the loan note holder to extend the Redemption Date (as defined in the Loan Note) to January 15, 2023 and amend the Conversion Price (as defined in the Loan Note) of the outstanding loan notes to be the lesser of $1.00 or the lowest closing price of the Ordinary Shares during the ten (10) day period prior to the date the Noteholder delivers a notice of conversion to the Company, not to be lower than $0.20. In other respects the terms of the Loan Note remain unaltered. In addition, in consideration of amending the Loan Note, the Company agreed to issue a 5-year warrant to the loan note holder to subscribe for 200,000 Ordinary Shares in the share capital of the Company at an exercise price of $5.00. This warrant will contain a condition whereby if a registration statement, to be filed by the Company, registering all of the securities underlying the note holder’s amended convertible loan note, is not declared effective by 31 July 2023, the note holder will be entitled to receive 0.30 Ordinary Shares for each share it was originally entitled to purchase under this warrants without the payment of any additional consideration.

In the period from April 14, 2023 to April 25, 2023, the holders of prefunded warrants, exercised prefunded warrants to purchase 1,215,500 ADSs.

