Form 20-F
period 2024-12-31
TC BioPharm (Holdings) plc
filed 2025-05-09
CIK 1872812

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing four thousand (4,000) Ordinary Shares, nominal value £0.0001 per share

Warrants, each warrant representing the right to purchase one American Depositary Share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,991,478,441 ordinary shares.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, have been derived from our consolidated financial statements, which have been prepared in accordance with Generally Accepted Accounting Principles, or GAAP, as issued by the Financial Accounting Standards Board, or FASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our financial information is presented in pounds sterling. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from pounds sterling into U.S. dollars were made at the rate of £1 to $1.252, which was the noon buying rate of the Federal Reserve Bank of New York on December 31, 2024. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated or any other date. All references in this Annual Report to “$” mean U.S. dollars and all references to “£” and “GBP” mean pounds sterling.

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

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, including those risks discussed at length in the section below titled “Risk Factors.” These risks include among others the following:

●	We have generated operating losses since inception and expect to continue to generate losses. We may never achieve or maintain profitability. We will continue to require financing to continue to implement our business plan and sustain operations.

●	We, as well as our independent registered public accounting firm, in relation to our financial position, have expressed substantial doubt about our ability to continue as a going concern.

●	Our ADSs are currently quoted on the OTC Pink marketplace, which results in a limited public market for our ADSs and may make obtaining future debt or equity financing more difficult for us.

●	Our lack of any approved products and our limited operating history may make it difficult for an investor to evaluate the success of our business to date and to assess our future viability.

●	GD-T cell therapies are a novel approach to treating cancers and infectious diseases, which have development risks and will require us to obtain regulatory approvals for development, testing, commercialization, manufacturing and distribution. We may not achieve all the required regulatory approvals or approvals may not be obtained as timely as needed.

●	Because GD-T cell therapies are a novel approach, potential side effects, and long-term efficacy, regulatory approval will require considerable time for trials, data collection, regulatory submissions and funding for the process.

●	Enrolling patients in clinical trials may be difficult for many reasons, including high screen failure, GD-T cell proliferation capacity, timing, proximity and availability of clinical sites, perceived risks, and publicity about the success or lack of success in the methods of treatment.

●	Because GD-T cell therapies are novel, our research and development and clinical trial results may not support our products intended purposes and regulatory approval. We are heavily dependent on the success of our lead product candidate (OmnImmune®) and intend to seek breakthrough therapy designation for some or all of our other therapeutic candidates in due course.

●	Market opportunities for certain of our product candidates may be limited to those patients who are ineligible for or have failed prior treatments. This class of patient may be limited in number, difficult to locate and service, require special governmental approval, and unable to pay or obtain reimbursement.

●	We rely on many third parties for aspects of our product development and commercialization, such as raw material supply, clinical trials, obtaining approvals, aspects of manufacturing, development of additional product candidates and distribution. We may not be able to control these parties and their business practices, such as compliance with good manufacturing requirements or their ability to supply or service us timely, which will likely disrupt our business.

●	We face substantial competition: others may discover, develop and/or commercialize competing products before or more successfully than TCB.

●	Even if we are able to commercialize any product candidates, such drugs may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies. Commercialized products may not be adopted by the medical profession.

●	Because we operate internationally, we are subject to a wide array of regulation of the United Kingdom, European Union and United States. In addition to regulation surrounding new drug development and their manufacture, distribution and use, we will be subject, for example to data protection rules relating to medical records, medical and general privacy laws, environmental laws regarding medical waste, and bribery and corrupt practices law, in addition to all the drug related approval, manufacturing and distribution rules.

●	Product liability claims are frequent in drug development of novel therapies and insurance is mandatory and expensive. The inability to obtain insurance may prevent product development and claims may surpass our ability to pay and call into question the efficacy of a product with resulting reputational damage.

●	Protecting our intellectual property is paramount in our ability to be able to commercialize our products and generate revenues and investment return for our stockholders. We may not be able to obtain the intellectual property protection we seek due to its cost, requirement to pursue it in many jurisdictions, challenges by others and patent office rejection.

●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies acting in multiple jurisdictions, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

●	As part of product development, we may need to license aspects of our research and products from third parties or if our IP is challenged, we may have to seek license accommodation, any of which may be expensive, limited in scope, or unavailable.

●	We currently have a limited number of employees, and our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel at all levels.

●	We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth including, but not limited to, operating as a public company and taking a therapeutic through to market approval and acceptance.

●	We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in achieving and managing our growth, which could disrupt our operations. We expect to require further funding for these expansions of activity.

●	We incur substantial costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to required SEC compliance and corporate governance practices.

●	If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our business and our stock price.

●	Certain of our existing shareholders, members of our board of directors and senior management maintain the ability to exercise significant control over us. The interests of investors may conflict with the interests of these other stockholders.

●	Our ADSs provide rights that are different from directly holding our ordinary shares. The outstanding warrants do not have the rights of shareholders until exercised. Our warrants form a substantial part of our capitalization, and they have substantial protective provisions, which may limit our ability to raise capital.

●	Future sales, or the possibility of future sales, of a substantial number of our ADSs, issuances and/or exercises of our warrants, could adversely affect the price of our ADSs or listed warrants in the market. After any lock up period, a substantial number of our issued and outstanding ordinary shares will be eligible for trading on the public securities market by their being deposited with the depositary for ADSs.

●	Shareholder rights and recourse will be governed by and ultimately determined by Scottish and United Kingdom law and judicial process, which in many ways are more limited than United States law and practice. Most of our assets are located in the United Kingdom.

●	If we fail to meet the requirements for continued listing on the OTC Markets, our ADSs could be delisted from trading, which would decrease the liquidity of our ADSs and our ability to raise additional capital.

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

For the fiscal years ended December 31, 2024 and 2023, we incurred net losses of £12.2 million and £5.9 million, respectively. As of December 31, 2024, we had an accumulated deficit of £51.0 million. We expect to continue incurring significant losses as we continue with our research and development and clinical programs and to incur general and administrative costs associated with our operations. The extent of funding required to develop our product candidates is difficult to estimate given the novel nature of our GD-T cell-based cell therapy candidates and their un-proven route to market. Ultimately, our profitability is dependent upon the successful development, approval, and commercialization of our GD-T cell-based therapeutic candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and until we do, we will continue to need to raise additional cash.

Our ADSs are currently quoted on the OTC Pink marketplace, which results in a limited public market for our ADSs and may make obtaining future debt or equity financing more difficult for us.

On March 21, 2025, our ADSs were delisted from the Nasdaq Capital Market. We have appealed the determination to the Nasdaq Listing and Hearing Review Council. In the interim, notwithstanding the suspension of trading on Nasdaq, our ADSs is eligible for quotation on the OTC Pink maintained by OTC Markets under the symbol, “TCBPY”.

As a result of the delisting of our ADSs by Nasdaq, selling our ADSs could be more difficult because smaller quantities of ADSs would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in shares of our common stock, further limiting the liquidity of our common stock. As a result, the market price of our ADSs may be depressed, and you may find it more difficult to sell our ADSs. In addition, such delisting from the Nasdaq and continued or further declines in our stock price could also greatly impair our ability to raise additional necessary capital through equity or debt financing - for example, we are not able to utilize our At-the-market Program or the equity line of credits unless our ADSs are listed on Nasdaq.

Because our ADSs currently trades at prices below $5.00 per share, we are subject to “penny stock” rules.

As a company whose securities are traded at a low price per share, we are subject to additional regulatory requirements under the Securities Exchange Act of 1934, as amended, commonly referred to as the “penny stock rules.” These rules impose certain disclosure and trading restrictions on broker-dealers who engage in transactions in penny stocks, defined generally as equity securities with a price of less than $5.00 per share. The penny stock rules require broker-dealers to provide specific disclosures to investors prior to executing transactions in penny stocks. These disclosures include information about the risks associated with investing in penny stocks, the salesperson’s compensation, and the bid and offer quotations for the penny stock. Additionally, the rules require broker-dealers to obtain written consent from investors before executing transactions in penny stocks, confirming that the investors have received the required disclosures and understand the risks involved.

The trading restrictions imposed by the penny stock rules may limit the liquidity and marketability of our securities. As a result, investors may find it more difficult to sell their shares at prevailing market prices or to find a willing buyer for their shares. This limited liquidity may contribute to greater price volatility and wider bid-ask spreads for our securities, which could negatively impact the market price of our ADSs. Furthermore, the additional regulatory requirements associated with trading as a penny stock may deter broker-dealers from facilitating transactions in our securities. This reduced market-making activity may further exacerbate the liquidity and trading challenges faced by investors in our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Investors should be aware of the risks associated with trading in penny stocks, including limited liquidity, heightened price volatility, and the potential for regulatory scrutiny. These risks may make it more difficult for investors to buy or sell our securities at favorable prices and could result in losses for investors.

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

Our operations have required substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the development of our GD-T cell-based therapeutic candidates, including for clinical trials. We expect to use our operating capital to advance and accelerate the clinical development of our therapeutic candidates, therefore, changing circumstances beyond our control may cause us to increase our spending significantly faster than we currently anticipate, we believe we will require additional capital, likely in significant amounts, for the further development and commercialization of our GD-T cell-based therapeutic candidates.

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

Our recurring losses from operations and negative cash flow raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements for the year ended December 31, 2024 with respect to this uncertainty.

Our ability to continue as a going concern ultimately is dependent upon our generating cash flow from sales that are sufficient to fund operations or finding adequate financing to support our operations. To date, we have had no product revenues and relied on equity-based financing from the sale of securities subscribed by our founders and related parties and in various private placements, and receipts from collaboration partners. Our research and development plans may not be successful in creating a marketable product, and our business plan may not be successful in achieving a sustainable business and generating revenues. We completed our initial public offering (“IPO”) in February 2022, which, together with additional funds that we have raised since then and funds we plan to raise during 2025, we believe will provide funding to enable us to progress our planned clinical trial program in our lead product, OmnImmune®, into 2025 and beyond. We have no firm arrangements in place for all the anticipated, required financing to be able to fund our operations during and beyond 2025 and otherwise to implement fully our business plan. If we are unable to continue our operations as planned, we may have to curtail some or all of our business plan and operations. In such case, investors will lose all or a portion of their investment.

We anticipate needing additional financing over the medium to longer term to execute our business plan and fund operations, which additional financing may not be available on reasonable terms or at all.

The proceeds from our February 2022 IPO, together with additional capital raised since then and funds that we plan to continue to raise during 2025, are expected to provide capital to further develop our drug product candidates and fund our overall business plan until at least May 2026. We will require additional capital in the future to fully develop our technologies and potential products to the stage of a commercial launch. We cannot give now any indication of the amount of future funding that we will need or give any assurance that we will be able to obtain all the necessary funding that we may need. We may pursue additional funding through various financing sources, including the private and public sale of our equity and debt securities, licensing fees for our product candidates, joint ventures with capital partners and project type financing. We also may seek government-based financing, such as development and research grants. There can be no assurance that funds will be available on commercially reasonable terms, if at all. If financing is not available on satisfactory terms, we may be unable to pursue further our business plan and we may be unable to continue operations, in which case investors may lose their entire investment. Alternatively, we may consider changes in our business plan that might enable us to achieve aspects of our business objectives and lead to some commercial success with a smaller amount of capital, but we cannot assure that changes in our business plan will result in revenues or maintain value in an investment in the company.

As of May 7, 2025, the Company had cash on hand of $2.7 million (£2.0 million), which will not be sufficient to enable the Group to meet the cash requirements required to enable it to conduct its business plan through the going concern period (being to May 9, 2026) (“Going Concern Period”). With existing resources, we expect to be able to fund current operations to June 2025.

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

Our GD-T cell therapeutic candidates and their application are not fully scientifically understood and are still undergoing validation and investigation. The utility of our GD-T cell products may depend on persistence, potency, durability and infiltration capacity of the GD-T cells within a patient’s body. The level of persistence and the factors affecting such persistence, potency and infiltration capacity in patients are not completely understood, which presents an additional risk to the ongoing development and use of our therapeutic candidates. Certain steps involved in validating and carrying out testing require access to samples (for example tissue samples or cell samples) from third parties. Such samples may be obtained from universities or research institutions and will often be provided subject to satisfaction of certain terms and conditions. There can be no guarantee that we will be able to obtain samples in sufficient quantities to enable development of and use of the full preclinical safety testing program for CAR-T therapeutic candidates undergoing development. In addition, the terms under which such samples are available may not be acceptable to us or may restrict our use of any generated results or require us to make payments to third parties.

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

We are currently conducting preclinical development of our CAR-T therapeutic candidates. Progression of our CAR-T therapeutic candidates from pre-clinical to clinical development (first-in-human, phase 1) is inherently risky and dependent on the results obtained in preclinical programs, the results of other clinical programs and results of third-party programs that utilize common components used for production and administration of our therapeutic candidates. If results are not available when expected or problems are identified during therapy development, we may experience significant delays in development of pipeline products and of existing clinical programs, which may impact our ability to receive regulatory approval. This may also impact our ability to achieve certain financial milestones and the expected timeframes to market any of our therapeutic candidates. Failure to submit further INDs or the foreign equivalent and commence additional clinical programs will significantly limit our opportunity to generate revenue.

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

Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and commercialize our aforementioned lead product candidate which is in its clinical development phase. Before we can generate any revenues from sales of products, we will be required to conduct additional clinical development and conduct longer-term clinical trials and, if our clinical trial of these products is successful, we will be required to seek and obtain regulatory approval, secure adequate manufacturing supply to support larger clinical trials and commercial sales and build a commercial organization, or to work with commercialization partners. Further, the success of these products will depend on patent and trade secret protection, acceptance of these products by patients, the medical community and third-party payers, its ability to compete with other therapies, healthcare coverage and reimbursement, and maintenance of an acceptable safety profile following approval, among other factors. If we do not achieve any of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our products which would materially harm our business.

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

We are highly dependent upon the principal members of our management team and the members of our scientific team. These people have significant experience and knowledge within our operational sector, and the loss of any team member could impair our ability to design, identify, and develop clinical trials, new intellectual property and new scientific or product ideas.

We expect to operate in a highly competitive, ever-evolving, market.

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

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities or reduction in available tax losses. For example, Her Majesty’s Revenue & Customs, or HMRC, the United States Internal Revenue Service, the IRS, or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

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

As a UK incorporated and tax resident entity, we are subject to UK corporation tax. Due to the nature of our business, we have generated losses since inception and therefore have not paid any UK corporation tax. As of December 31, 2024, we had cumulative carryforward tax trading losses of £22.3 million. Subject to any relevant utilization criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half of our ordinary shares (including those represented by the ADSs) and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilization against future operating profits arising in the United Kingdom. The use of loss carryforwards in relation to UK profits incurred on or after April 1, 2017 are limited each year to £5.0 million per group plus, broadly, an incremental 50% of UK taxable profits.

As a company that carries out extensive research and development activities, we seek to benefit from the UK research and development tax relief programs, being the Small and Medium-sized Enterprises R&D tax relief program, or SME Program, and, to the extent that our projects are grant funded or relate to work subcontracted to us by third parties, the Research and Development Expenditure Credit program, or RDEC Program. Under the SME Program, we can currently surrender the trading losses that arise from our qualifying research and development activities for a cash rebate of up to 10% of such qualifying research and development expenditures. The majority of our research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. We may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as a SME, based on size criteria concerning employee headcount, turnover and gross assets.

We may benefit in the future from the UK’s “patent box” regime, which allows certain profits attributable to revenue from patented products (and other qualifying income) to be taxed, broadly, at an effective rate of 10% by giving an additional tax deduction. We own several patents which cover our investigational therapies, and accordingly, future upfront fees, milestone fees, product revenue and royalties could be eligible for this deduction. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term rate of corporation tax lower than the statutory to apply to us. If, however, there are unexpected adverse changes to the UK research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.

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

We face regulation and potential liability related to the privacy of personal data, including health information we obtain from clinical trials sponsored by us or our collaborators.

The regulatory environment surrounding information security and privacy is increasingly demanding, and these laws and regulations are increasing in complexity and number, and may change frequently and sometimes conflict. We are subject to numerous regulations governing the protection of personal and confidential information of our clinical trial subjects, clinical investigators, and employees, including in relation to medical records, credit card data and financial information, which encompass state privacy and confidentiality laws (including state laws requiring disclosure of breaches), federal and state consumer protection and employment laws, the Health Insurance Portability and Accountability Act, or HIPAA, and European and other foreign data protection laws. For example, the European Union General Data Protection Regulation, or GDPR, is applicable in all E.U. member states and member states of the European Economic Area, or E.E.A. In the United Kingdom the data protection obligations of the GDPR continue to apply to U.K.-related processing of personal data in substantially unvaried form and fashion (retained in U.K. law as the “U.K. GDPR”).

We are subject to the GDPR and/or U.K. GDPR when conducting clinical trials involving U.K.- or E.E.A.-based data subjects (whether the trials are conducted directly by us or through a clinical vendor or collaborator) or offering approved products (or any other products or services) to U.K.- or E.E.A.-based data subjects (regardless of whether involving a U.K. or E.E.A. based subsidiary or operation), when monitoring of their behavior of data subjects in the United Kingdom or E.E.A. and/or when acting through a U.K.- or E.E.A.-based subsidiary, operation or other establishment.

The GDPR (and U.K. GDPR) sets out a number of requirements that must be complied with when handling personal data (i.e., data relating to an identified or identifiable living individual) in these circumstances, including: having an appropriate lawful basis for processing, and a relevant condition if processing ‘special category’ personal data (which includes personal data related to health, biometric data used for unique identification purposes and genetic information); the obligation to appoint data protection officers in certain circumstances; accountability and record-keeping obligations; transparency obligations for data controllers; the obligation to carry out ‘data protection impact assessments’ in certain circumstances; rights for data subjects (such as rights for individuals to be “forgotten”, rights to data portability, rights to object etc.); a stringent standard of data subject consent; and the obligation to notify certain significant personal data breaches to the relevant Supervisory Authority(ies) and affected individuals. In addition, the GDPR provides a very broad definition of what constitutes personal data (for example, the GDPR expressly clarifies that it applies to ‘pseudonymized’ (i.e., key-coded) data). A number of opinions from Supervisory Authorities has further supported a very wide interpretation of the concept of personal data and, thus, the application of the GDPR. Recent decisions by E.U. supervisory authorities and the Court of Justice of the E.U. have confirmed that the rights granted to individuals under the GDPR must be applied broadly, and the law itself must be interpreted strictly, to guarantee the protection of the rights of individuals.

The GDPR and U.K. GDPR also impose strict rules on the transfer of personal data out of the E.E.A. and United Kingdom to U.S. and other Third Countries. Legal developments in the past five years have created further complexity and uncertainty regarding transfers of personal data from the E.E.A. and United Kingdom to the United States. The E.U.-U.S. Data Privacy Framework, the U.K. Extension to the E.U.-U.S. Data Privacy Framework and the Swiss-E.U. Data Privacy Framework, have made it easier to transfer personal data from the E.E.A., the United Kingdom and Switzerland to the United States (respectively). However, a decision by the Court of Justice of the European Union in January 2025 to award compensation to an individual whose personal data was transferred to the United States demonstrates that this remains a sensitive legal topic. The new U.S. administration may, potentially, offer additional scope to challenge the validity of the Data Privacy Framework under E.U. law.

As the Data Privacy Framework is limited to transfers to certified participants in the U.S., many transfers continue to rely on the standard contractual clauses. Use of the standard contractual clauses must be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. In May 2023, the Irish Data Protection Commission issued a €1.2 billion fine against Meta for transferring personal data to the United States in reliance on standard contractual clauses, on the basis that the personal data was not sufficiently protected in the United States. In light of all of these developments, it is expected that the uncertainty surrounding data transfers will continue into 2025 and beyond.

As the legal challenges continue and/or supervisory authorities increase their enforcement activities, we could suffer additional costs, complaints, and/or regulatory scrutiny, investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results and generally increase compliance risk.

The GDPR also provides that E.E.A. member states may make their own further laws and regulations to introduce specific requirements related to the processing of: “special categories of personal data”, including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions. This fact may lead to greater divergence on the law that applies to the processing of such data types across the E.E.A. and U.K., compliance with which as and where applicable may increase our costs and could increase our overall risk.

In the past 12 months, the European data protection authorities have been particularly active in seeking to regulate Artificial Intelligence, in the absence of comprehensive A.I. regulation. At least until the A.I. Act becomes applicable in the European Union (there is a staged implementation through to 2027), we expect to see this focus continue and so any use of A.I. within the healthcare sector will be subject to a heightened risk under European privacy laws.

Now that the United Kingdom is no longer a member of the European Union, there is increasing scope for divergence in application, interpretation and enforcement of the data protection law between the United Kingdom and European Union. On October 23, 2024, the U.K. Government presented the ‘Data (Use and Access) Bill’ to Parliament, which seeks to amend various aspects of the United Kingdom’s data protection regime. The Bill is proceeding through the legislative process, but is expected to become law in Spring or Summer 2025. As currently drafted, the Bill will result in only very minor changes to the substance of the U.K. GDPR, and so the United Kingdom will remain very closely aligned with the European Union in this regard. However, any changes relating to the U.K. and E.U. position regarding aspects of data protection law may lead to additional compliance costs and could increase our overall risk. The Bill also significantly increases the maximum fines for the U.K.’s direct marketing and ‘cookie compliance’ rules, from the current £500,000 to GDPR levels (see below).

Alongside the GDPR, the European Union has recently passed a number of new laws affecting data and security, including the Data Governance Act, the Network and Information Security (NIS) 2 Directive and the European Health Data Space, or EHDS, Regulation. The EHDS Regulation is likely to, for example, require us to make health data available to other organizations in this sector (in an anonymized form) and to the patients themselves. The EHDS was adopted by the Council of the European Union in January 2025, and will enter into force after being formally signed by the Council and European Parliament.

These laws and regulations are increasing in complexity and number, and new regulatory guidance and case law means the regulatory landscape changes frequently. Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, any partners, our service providers, or our employees or contractors to comply with the GDPR could result in regulatory investigations, enforcement notices and/or fines of up to the higher of €20 million or up to 4% of our total worldwide annual turnover. Further, following the withdrawal of the United Kingdom from the European Union, we now have to comply with the GDPR and U.K. GDPR separately, each regime separately having the ability to fine up to the higher of €20 million / £17.5 million or 4% of global turnover. In addition, the value of fines issued by supervisory authorities has increased substantially in recent years: numerous multi-million € / £ fines have been issued by supervisory authorities across the E.E.A. and by the U.K. Information Commissioner’s Office, and the first €1.2 billion fine was issued against Meta by the Irish supervisory authority in May 2023. Guidance from the European Data Protection Board has indicated that turnover will be taken into account when defining the starting amount of fines, resulting in higher fines for larger organizations. Therefore, we expect the amount of fines to continue to rise. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors.

In addition to the foregoing, a breach of privacy laws or data security laws, particularly those resulting in a significant cybersecurity incident or breach involving the misappropriation, corruption, modification, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition. In addition, widely publicized security breaches are increasingly being followed in the European Union by attempts to bring large ‘class action’ style claims; this trend is likely to continue in light of recent decisions by the European Court of Justice confirming data subjects’ right to compensation even for minor non-material damage. Although such ‘class action’ style claims have yet to succeed in any significant compensation orders, defending these claims is costly and could still result in substantial liability for compensation and legal fees. As a data controller, we are accountable for any third-party service providers we engage to process personal data on our behalf, including our CROs. We attempt to mitigate the associated risks by performing security assessments and due diligence of our vendors and requiring all such third-party providers with data access to sign agreements, and obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in fines, penalties and/or other enforcement actions outlined above.

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

The loss of key managers and senior scientists could delay our research and development activities. In addition, our ability to compete in the highly competitive pharmaceutical industry depends upon our ability to attract and retain highly qualified management, scientific and medical personnel. Many other companies and academic institutions that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Therefore, we might not be able to attract or retain these key persons on conditions that are economically acceptable. Moreover, some qualified prospective employees may choose not to work for us due to negative perceptions regarding the therapeutic use of psilocybin or other objections to the therapeutic use of a controlled substance. Furthermore, we will need to recruit new managers and qualified scientific personnel to develop our business if we expand into fields that will require additional skills. Our inability to attract and retain these key people could prevent us from achieving our objectives and implementing our business strategy, which could have a material adverse effect on our business and prospects.

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

We face risks and uncertainties related to litigation, regulatory actions and government investigations and inquiries.

We are subject to, and may become a party to, litigation, claims, suits, regulatory actions and government investigations and inquiries.

The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Negative perceptions of our business may result in additional regulation, enforcement actions by the government and increased litigation, or harm to our ability to attract or retain customers or strategic partners, any of which may affect our business. Any damage to our reputation, including from publicity from legal proceedings against us or companies that work within our industry, governmental proceedings, unfavorable media coverage or class action could adversely affect our business, financial condition and results of operations.

An unfavorable outcome or settlement or any other legal, administrative and regulatory proceeding may result in a material adverse impact on our business, results of operations, financial position and overall trends. In addition, regardless of the outcome, litigation can be costly, time-consuming, and disruptive to our operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

In accordance with the terms of a Convertible Loan Note (the “Note”) on August 9, 2022 (the “Conversion Date”) the Company issued 183,820 Ordinary Shares and 367,640 listed warrants to the Note holder in full satisfaction of the Note in the aggregate amount of $781,233. The holder filed a claim in the English courts on June 19, 2023 asserting that notice was provided such that the Company should have paid it the value of the Note in cash, rather than by settling it through the issuance of Ordinary Shares and listed warrants. The holder is demanding payment of the face value of the Note, together with interest, (approximately $860,000). The litigation process is ongoing and, unless settled before, is not expected to conclude until 2025 or later. The Company has retained English solicitors and is contesting the claim in its entirety. The Company believes that it acted correctly under the terms of the Note and has accounted for the transaction on that basis, and that no further amounts are payable to the holder.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

As of May 7, 2025, we have 39 full-time equivalent employees. As our development and commercialization plans and strategies develop, we will have to add a significant number of additional managerial, operational, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

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

Pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm (Section 404(b)). To prepare for eventual compliance with Section 404(b), once we no longer qualify as an EGC, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we are unable to produce accurate financial statements on a timely basis, investors could lose confidence in the reliability of our financial statements, which could cause the market price of either of our ADSs or Warrants, or both, to decline and make it more difficult for us to finance our operations and growth.

The Company notes that the auditors identified that the Company experienced difficulty in the accounting for complex financial instruments and leases, and the Company lacked adequate internal control over the account and assessment of complex financial instruments and leases following control deficiencies which they believed constituted a material weakness in the Company’s internal control over financial reporting as of December 31, 2024. The Company recognizes these errors as material weaknesses and has established controls to support assessment and review of accounting for complex financial instruments and leases.

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

Prosecution of our owned and in-licensed patent portfolio is at a relatively early stage in some instances. This status of these patent rights is discussed above. Neither priority applications nor PCT applications can themselves give rise to issued patents. Rather, protection for the inventions disclosed in these applications must be further pursued by applicable deadlines via applications that are subject to examination. As applicable deadlines for the priority and PCT applications become due, we will need to decide whether to and in which countries or jurisdictions to pursue patent protection for the various inventions claimed in these applications, and we will only have the opportunity to pursue and obtain patents in those jurisdictions where we pursue protection.

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

We hold a license from UCL Business plc (“UCLB”) for its technology related to co-stimulatory CAR-T in GD-T cells. This is in addition to the intellectual property that we own. Our license with UCLB is for a single CAR-T binder, where we pay an annual license fee, certain performance-based milestone payments and a single-digit royalty on sales arising from use of that binder together with certain cumulative sales-based milestone payments. Through December 31, 2024 we have paid UCLB approximately $0.7 million (taking into consideration fluctuation in exchange rates) in license fee payments. Furthermore, the Company has a duty not to breach terms of the license agreement. If we fail to meet specific obligations, the licensor will have the right to terminate the applicable license or modify certain terms of the license agreement. Royalty provisions cease upon termination or upon expiry of the license which occurs, on a country-by-country basis, upon the later of the tenth (10th) anniversary of the first commercial sale of a licensed product or the lapse, expiry, or revocation of all patents.

Risks Related to Ownership of Our ADSs and Warrants

Control by a limited number of shareholders may limit the ability of investors to influence the outcome of director elections and other transactions requiring shareholder approval.

As of May 7, 2025, we had outstanding warrants to acquire 384,586 ADSs, and share options to purchase 6,013 ADSs. A significant number of such warrants have exercise prices above our ADSs’ recent trading prices, but the holders have the right, in certain circumstances, to effect a cashless exercise of such warrants. If a significant number of such warrants and share options are exercised by the holders, such persons together, along with several other long term significant shareholders, may have influence over corporate actions requiring shareholder approval, including the following actions:

●	to elect our directors;

●	to amend or prevent amendment of our articles of association;

●	to effect or prevent a merger, sale of assets or other corporate transaction; and

●	to influence the outcome of any other matter submitted to our shareholders for vote.

These persons’ share ownership or warrant ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could reduce the market price of our ADSs and Warrants or prevent our shareholders from realizing a premium over the market price of our ADSs and Warrants.

If we fail to meet the requirements for continued listing on the OTC Markets or OTC, our ADSs could be delisted from trading, which would decrease the liquidity of our ADSs and our ability to raise additional capital.

As previously reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2024 (the “May 20 8-K’), on May 15, 2024, the Company filed its Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”). As noted in the Form 10-Q, the Company was not in compliance with the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) for continued listing on The Nasdaq Capital Market because its stockholders’ equity was below the required minimum of $2.5 million (the “Minimum Stockholders’ Equity Requirement”) at March 31, 2024. As previously reported in a Current Report on Form 8-K filed with the SEC on May 8, 2024, on May 6, 2024, the Company entered into a letter agreement (the “Inducement Letter”) with certain holders (the “Holders”) of existing Series E warrants (the “Existing Warrants”) to purchase ordinary shares represented by ADSs of the Company. Pursuant to the Inducement Letter, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 175,000 ADSs of the Company for cash and the payment of £0.99625 (US$1.25) per new warrant in consideration for the Company’s agreement to issue new Series F warrants to purchase ordinary shares represented by ADSs (the “New Warrants”) to purchase up to 70,000,000 of the Company’s ordinary shares represented by 350,000 ADSs (the “New Warrant ADSs”). On May 8, 2024, the Company received aggregate gross proceeds of approximately £3.1 million (circa $3.9 million) from the exercise of the Existing Warrants by the Holders, prior to deducting commissions and estimated offering expenses.

On May 24, 2024, the Company received written notification from the listing qualifications staff (the “Staff”) of the Nasdaq Stock Market, LLC (“Nasdaq”) indicating that the Company was not in compliance with the Minimum Stockholders’ Equity Requirement, as of March 31, 2024. This letter indicated that while Nasdaq estimates the Company is currently in compliance with the Minimum Stockholders’ Equity Requirement it notes that based on the historical burn rate, without a significant transaction, the Company will not be in compliance in future periods.

Since the Company was previously granted an exception to the Minimum Stockholders Equity Requirement by a Nasdaq Hearings Panel and subsequently regained compliance, it was subject to a Panel Monitor in accordance with Nasdaq Listing Rule 5815(d)(4)(A).

The Company requested and was granted a hearing before a hearing panel on July 16, 2024 at which it requested continued listing on The Nasdaq Capital Market since it has returned to compliance and expects to continue to do so. On August 1, 2024, the Company received written notification from Nasdaq that the hearing panel granted the Company’s request to continue its listing on Nasdaq subject to compliance with the Minimum Stockholders’ Equity Requirement on or before August 15, 2024.

On January 3, 2025, the Company received written notification from the Staff of the Nasdaq indicating that the minimum closing bid price per share for its ADSs was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). Based upon the Company’s non-compliance with the Bid Price Rule, the Staff had determined to delist the Company’s securities from Nasdaq, subject to the Company’s request for a hearing before a Nasdaq hearings panel (the “Panel”). Because, as previously disclosed, the Company is subject to a discretionary panel monitor through August 21, 2025 pursuant to Nasdaq Listing Rule 5815(d)(4)(A), the Staff did not grant additional time for the Company to regain compliance with the Bid Price Rule.

On February 5, 2025, the Company changed its ratio of its ADSs to ordinary shares from one (1) ADS representing two hundred (200) ordinary shares to one ADS representing four thousand (4,000) ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change became effective on February 10, 2025.

The Company requested and was granted a hearing before a hearing panel on February 20, 2025 at which it requested continued listing on The Nasdaq Capital Market since it has returned to compliance and expected to continue to do so.

On March 20, 2025, the Company received notice that the Nasdaq Hearings Panel had determined to delist the Company’s securities from Nasdaq due to the Company’s failure to comply with Rule 5550(a)(2) of Nasdaq’s Listing Rules. The Rule requires listed securities to maintain a minimum bid price of $1.00 per share.

The Company’s securities were suspended for trading on Nasdaq effective at the opening of trading on Monday, March 24, 2025. The Company’s American Depositary Shares were eligible to trade on the OTC Markets effective with the opening of trading on Monday, March 24, 2025. This delisting and transition to the OTC Markets did not change the Company’s obligation to file annual reports and certain other reports with the SEC under the applicable federal securities laws.

Management has appealed its delisting with Nasdaq.

If we are deficient in maintaining any necessary listing requirements in the future, our ADSs may be removed from quotation and/or an active trading market for our ADSs may not be sustained and the market price of our ADSs could decline. Any delisting of our ADSs could adversely affect our ability to raise additional capital through the public or private sale of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our ADSs. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. For these reasons and others, delisting would adversely affect the liquidity, trading volume and price of our ADSs, causing the value of an investment in us to decrease and having an adverse effect on our business, financial condition and results of operations.

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

An active and liquid market for the ADSs and/or public warrants may fail to continue, which could harm the market price of the ADSs and/or Warrants, and an investor may not be able to resell their ADSs and/ or warrants at or above the acquisition price.

An active public trading market for the ADSs and public warrants on the United States securities markets may not continue or be sustained. In the absence of an active trading market for the ADSs and/or warrants, investors may not be able to sell their ADSs and warrants at or above the price they paid for their securities or at the time when they would like to sell.

The market price of the ADSs and public warrants is volatile and investors could lose all or part of their investment.

The price of the securities of publicly traded emerging pharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. As a result of this volatility, investors may not be able to sell their ADSs and warrants at or above the purchase price or when they want to sell their securities. The market price of the ADSs and Warrants may fluctuate significantly due to a variety of factors, including the following:

●	positive or negative results of testing and clinical trials by us, strategic partners or competitors;

●	delays in entering into strategic relationships with respect to development or commercialization of our investigational GD-T cell therapy or any future therapeutic candidates;

●	entry into strategic relationships on terms that are not deemed to be favorable to us;

●	technological innovations or commercial therapeutic introductions by competitors;

●	changes in government regulations and healthcare payment systems;

●	developments concerning proprietary rights, including patent and litigation matters;

●	public concern relating to the commercial value or safety of any of our investigational GD-T cell therapy or any future therapeutic candidates;

●	negative publicity or public perception of the use of GD-T cells as a treatment therapy;

●	financing or other corporate transactions;

●	publication of research reports or comments by securities or industry analysts;

●	the trading volume of the ADSs and warrants on the OTC Markets;

●	sales of our ordinary shares, including through deposit of additional ordinary shares with the depositary for the ADSs, by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;

●	general market conditions in the pharmaceutical industry or in the economy as a whole;

●	general economic, political, and market conditions and overall market volatility in the United States or the UK; and

●	other events and factors, many of which are beyond our control.

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

The public and private warrants do not confer any of the rights afforded to the holders of our ordinary shares, even those ordinary shares held through ADSs, such as voting rights or the right to receive dividends, but rather represent the right to acquire ordinary shares at a fixed price.

The public warrants have a number of restrictions and reset provisions which may limit aspects of our operations and capital raising.

The public warrant terms have restrictions on our ability to issue ordinary shares in a number of situations. For example, for the period during which the lock up agreements are in place, we have limits on our ability to issue ordinary shares under our incentive plans. Another restriction, one on our capital raising, is an exercise price reset provision; if we issue any ordinary shares, including instruments convertible into ordinary shares, at a per share price or conversion price less than the exercise price, the then the exercise price of the warrants will be reduced to the lower issue price permanently. The warrants have anti-dilution provisions including those for recapitalization transactions such as a reverse stock split, stock dividend and forward stock split, and protective provisions in the event of a rights offering, cash or asset dividend, and fundamental transactions consummated by the company where it is not the survivor. The warrant has buy-in protection and cash penalties if we do not issue the securities underlying them on a timely basis. The six-year term and number of warrants in combination with the registration obligation will be an overhang on the market while the warrants are outstanding. This overhang may limit our ability to raise capital when needed at a price that represents the value of the company. The warrants do not have a redemption provision by which we can either encourage their exercise or terminate the warrants.

We have a significant number of private, Series G and H Warrants outstanding each warrant to purchase ADSs, which may be exercised at a current cash exercise price of £15.60 per ADS. There is no assurance that they will be exercised and that they will provide funding for the Company.

As of May 7, 2025, there were approximately 343,000 private Series G & H warrants with an exercise price of £15.60 per ADS, each of which currently is exercisable for 4,000 ordinary shares. For these private Warrants to be exercised on a cash basis, we must maintain an effective registration statement with the SEC at the time of their exercise. It is not expected that any of the derivative securities will be exercised for cash unless the price of an ADS in the market is substantially above the then exercise price. There can be no assurance that our ADS price will be sufficiently high on a sustained basis to encourage warrant holders to exercise their derivative securities, such as the private warrants.

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

As a Scottish public company listed in the U.S., we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq or OTC Markets, and other applicable securities rules and regulations impose various requirements on foreign reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our board of directors, management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our annual legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations typically make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

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

Pursuant to Section 404(a) of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report by our board of directors on our internal control over financial reporting. However, while we remain an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404(b) within the prescribed period, we will be engaged in a process to document and evaluate our internal controls over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude that our internal controls over financial reporting are effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We are implementing appropriate accounting policies, processes and controls to comply with our expected expansion in scale of operations and with Section 404. These activities include identifying and recruiting additional individuals with requisite expertise to assist in implementation activities designed to strengthen our internal control over financial reporting to avoid future control deficiencies and initiating the design and implementation of improvements to our financial control environment to address our future needs. However, we cannot give assurance that the measures we have taken to date, and actions we plan to take in the future, will be sufficient to prevent or avoid potential future additional material weaknesses in our controls.

The Company notes that the auditors identified that the Company experienced difficulty in the accounting for complex financial instruments and leases, and the Company lacked adequate internal control over the account and assessment of complex financial instruments following control deficiencies which they believed constituted a material weakness in the Company’s internal control over financial reporting as of December 31, 2023. The Company recognizes this error as a material weakness and has established controls to support assessment and review of accounting for complex financial instruments and leases.

If we are unsuccessful in building an appropriate accounting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the Nasdaq or OTC Markets or other adverse consequences that would materially harm our business. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information. Any of the foregoing occurrences, should they come to pass, could negatively impact the public perception of our company, which could have a negative impact on the price of our publicly traded securities or our ability to sell other securities.

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

We will remain an “emerging growth company” until December 31, 2027, although we will lose that status sooner if our revenues exceed $1.07 billion (or equivalent), if we issue more than $1 billion (or equivalent) in non-convertible debt in a three-year period, or if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million (or equivalent) as of any June 30.

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

Scottish law also prohibits a public company from issuing shares at below nominal value (£0.0001 per ordinary shares)

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

Deterioration of general economic and geopolitical conditions, including due to the ongoing military conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on our business.

Our business may be adversely affected by changes in global economic and political conditions, which may result in increased volatility in our markets. Global markets have experienced economic uncertainty, volatility and disruption due to ongoing conflicts such as the Russian Ukrainian war and various Middle East tensions. Additionally, U.S. tariff policies, the decoupling of the Chinese and U.S. economies, and the weakening of multilateralism in trade further exacerbate global trade uncertainties. These geopolitical tensions collectively contribute to market volatility, disrupt supply chains, and create an unpredictable economic climate, posing substantial challenges for businesses operating on a global scale that can lead to:

●	credit and capital market disruptions;
●	significant volatility in commodity prices;
●	increased expenses related to direct and indirect materials used in our process;
●	increased costs of resources for our operations;
●	slowdown or disruption of the global and local supply chain, which may lead to shortages and lack of critical materials, commodities and products in the market and a substantial increase in the prices of our raw materials as a result;
●	potential appreciation of the U.S. dollar;
●	increase in interest rates and inflation in the markets in which we operate, which may contribute to further increases in the prices of energy, oil and other commodities; and
●	lower or negative global growth.

Any such event may increase our costs and adversely affect our business if we are not able to pass such increased costs onto our customers. In addition, in the event there is a slowdown or disruption of the global and local supply chains, we may face interruptions in our production if we are not able to proactively manage our inventory and enter into strategic partnerships with suppliers. A delay in the transit time of our shipments would impact the availability of our products in the relevant consumer markets and increase our cost of capital employed as a result of larger inventories and longer accounts receivable turnover, therefore impacting our results of operations and financial position.

Geopolitical and economic risks have also increased over the past few years as a result of constant intensification of trade tensions between the United States and China, Brexit, and the rise of populism. The complexity of commercial relationships and the change in the tariff policies can result in fluctuations on our transportation and logistics costs. Global supply chains, on which we heavily rely, may also face additional challenges, requiring effective mitigation strategies. Growing tensions may lead, among others, to the weaking of multilateral regime of world economy and WTO rules, a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition and results of operations.

Economic and political uncertainty in the United States may also create uncertainty in the Brazilian economy. In November 2024, Donald Trump was elected U.S. president. Trump’s administration will result in changes in legislation, regulation and government policy that could significantly impact our business, the relationship between Brazil and the United States as well as the markets in which we compete in the United States.

On April 2, 2025, President Donald Trump announced the implementation of global reciprocal tariffs between 10%-50%. Later, President Donald Trump announced the suspension of new tariffs for 90 days and raised the tariffs applied to China to 145%. These tariffs are expected to impact global growth prospects and increase inflation, with potential effects amplified by a shift toward global economic fragmentation beyond direct retaliation against the US. President Donald Trump’s global reciprocal tariffs represent a new phase in US trade and economic policy, aiming to create a durable tariff wall around the country to address what it is seen to be as trade imbalances.

Countries around the globe (including China and EU members) are planning or have already implemented retaliation tools against the United States. China, for example, applied 125% retaliatory tariffs over US imports.

Also, environmental cooperation, in turn, including funds to combat deforestation and other green investments, can also face more difficulties. We cannot give you any assurance as to whether any such changes will occur or as to their timing, nor can we estimate their impact. To the extent changes in the U.S. political environment have a negative impact on us or on our markets, our business, financial condition and results of operations could be adversely affected.

We are continuing to monitor the situation in Russia, Ukraine, the Middle East, and globally, and assess its potential impact on our business. The ongoing geopolitical tensions, including contribute to significant market volatility and disrupt global supply chains. The weakening of multilateralism in trade further exacerbates these uncertainties. Any of these factors could adversely affect our business, prospects, financial condition, and operating results. These disruptions may also magnify the impact of other risks described elsewhere in this annual report.

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

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets and the treatment of amounts in respect of refundable tax credits from governmental entities we received, or are or may become entitled to receive, as gross income that is not passive income, we do not believe that we were a PFIC in 2020 and do not expect to be a PFIC for our 2021 taxable year. However, the determination whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2022 or any future taxable year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in part of the market price of the ADSs or, if applicable, our ordinary shares from time to time, which may fluctuate substantially, (iii) the treatment of amounts in respect of refundable tax credits from governmental entities we received, or are or may become entitled to receive, as gross income that is not passive income is uncertain, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status in 2024 or any future taxable year.

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

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2025 (the end of our next second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2026. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

The corporate reorganization took place in several steps as follows:

●	On December 17, 2021, all shareholders in TC BioPharm Limited and holders of convertible loan notes in TC BioPharm Limited exchanged their shares and convertible loan notes for the same number and classes of newly issued shares and/or convertible loan notes in TC BioPharm (Holdings) Limited and, as a result, TC BioPharm Limited became a wholly owned subsidiary of TC BioPharm (Holdings) Limited.

●	On December 17, 2021, TC BioPharm (Holdings) Limited carried out a 10 for 1 forward split of all classes of its share capital.

●	On December 30, 2021, holders of various options to subscribe for shares in TC BioPharm Limited exchanged their options for equivalent options in TC BioPharm (Holdings) Limited.

●	On January 10, 2022, TC BioPharm (Holdings) Limited re-registered under the laws of Scotland as a public limited company, with a change of name to TC BioPharm (Holdings) plc.

●	Immediately prior to the completion of the initial public offering, the different classes and nominal values of issued share capital of TC BioPharm (Holdings) plc were reorganized into a single class of ordinary shares with the same nominal value. The ADSs represent a portion of these ordinary shares.

●	On February 10, 2022, TC BioPharm (Holdings) plc completed an initial public offering on the Nasdaq Capital Market. Our ADSs and warrants are traded under the symbols TCBP and TCBP respectively.

●	On March 24, 2025, TC BioPharm (Holdings) plc completed a transition to the OTC Markets. Our ADSs and warrants are traded under the symbols TCBPY and TCBPWF respectively.

●	As at the date of filing this 20-F, TC BioPharm (Holdings) plc also remains suspended from Nasdaq, pending the outcome of the appeal.

●	Our ordinary shares are not listed. Our registered office in the United Kingdom is located at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, Scotland, United Kingdom, and the telephone of our registered office is +44 (0) 141 433 7557.

Our agent for service of process in the United States is TC BioPharm (North America) Inc., c/o Business Filings, Inc., 108 West 13th Street, Wilmington, Delaware 19801 and the telephone number is (800) 981-7183.

Our capital expenditures for the years ended December 31, 2024, 2023 and 2022 amounted to £0.01 million, £0.02 million and £0.02 million, respectively. These capital expenditures primarily consisted of property, plant and equipment, computer equipment and office equipment in the United Kingdom.

ADS Ratio Change

On July 17, 2024, our Board of Directors approved the change in the ratio of ADSs evidencing ordinary shares from one (1) ADS representing twenty (20) ordinary share to one (1) ADS representing two hundred (200) ordinary shares, which will result in a one for 10 reverse split of the issued and outstanding ADSs (the “ADS Ratio Change”). The ADS Ratio Change became effective on August 5, 2024.

On February 5, 2025, the Company changed its ratio of its American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing two hundred (200) ordinary shares to one ADS representing four thousand (4,000) ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change became effective on February 10, 2025.

As a result of the ratio changes, all references in these consolidated financial statements and accompanying notes to units of ordinary shares or per share amounts are reflective of the reverse share split for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

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

Progress unmodified GD-T2s into Phase 2/3 clinical trials for the treatment of blood cancers

Having generated meaningful clinical data showing our product is well-tolerated in late-stage AML patients with no remaining treatment options, we commenced phase 2b-into pivotal (phase 3) clinical studies under the trial name ‘ACHIEVE’, with OmnImmune® during 2022 in AML patients who have failed to respond adequately to induction therapy. The aim is to provide a form of salvage therapy which will either stabilize the patient, thereby preventing disease progression, or delay the requirement for human stem cell transplant. Our initial trial centers are in the UK and we are currently dosing patients in this trial. Working on the premise that other blood cancers should respond to GD-Ts in a similar manner to AML, TCB plans to conduct clinical studies for OmnImmune® in other hematological malignancies in future.

OmnImmune® clinical program

Our OmnImmune® clinical program is an example of our stepwise approach to clinical development. The initial phase 1b/2a trials were undertaken using fresh cell-based product under the program number TCB002. For ease of reference, when discussing that specific trial, we refer the program as OmnImmune® (TCB002). The phase 2b-into pivotal (phase 3) clinical studies are using a frozen cell-based product under the program number TCB008-001. When discussing that specific trial, we refer the program as OmnImmune® (TCB008-001).

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

Intellectual Property

We have a strong portfolio of patents covering manufacture and commercialization of GD-T cell products and their modification via CAR-T (summarized below). Our technology platform and clinical programs have enabled us to raise over $123 million in grant, equity and collaboration funding since becoming operational in 2017. This financing has allowed us to enhance and expand our clinical and preclinical programs as well as build our team of world-class scientists.

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

As of May 7, 2025, we own 23 granted patents and 9 patent applications in 3 families, and have an exclusive license to an additional 1 family of 8 granted patents and 1 patent application. Consistent with the filing strategy outlined above, all of our applications are either UK applications, PCT applications or national phase applications derived from a corresponding PCT application. These patents and patent applications include claims directed to our therapeutic products and platform technology or other manufacturing and process technology to further enable our therapeutic products and manufacturing methods.

WO 2016/166544 (Modified Gamma Delta T Cells and uses thereof). International filing date April 14, 2016, earliest priority date April 15, 2015.

We own patents and patent applications covering a method of treatment for cancer using GD-T cells that express chimeric antigen receptors (CARs). The patent application claims are directed to GD-T cells expressing a co-stimulatory CAR, the advantages of the co-stimulatory CAR by inhibiting on-target, off-tumor activation due to its design, to the method and process of modifying a GD-T cell to express the co-stimulatory CAR, and to medical uses of the modified GD-T cell. A US patent application has issued as a granted patent in the US (US 10881688 B2, expires October 7, 2036 in view of USPTO calculated Patent Term Adjustment (PTA)). Applications have been granted in Australia (AU 2016250211), China (ZL 201680034862.3), Israel (IL 255011), Japan (JP 6995624), France (EP3283620), Germany (EP3283620), Spain (EP3283620), the UK (EP3283620), the Netherlands (EP3283620) and at the Eurasian Patent Office. National applications remain pending in: Australia, and Hong Kong.

WO 2016/174461 (T cell which expresses a Gamma Delta T cell receptor and a Chimeric Antigen Receptor). International filing date April 29, 2016, earliest priority date April 30, 2015. Expiry date will be April 28, 2036 in most jurisdictions. Further patent term adjustments may apply in the US.

We are the exclusive licensee of patents and patent applications owned by UCL Business plc covering a method of treatment using a T cell which expresses a Gamma Delta T cell receptor and a chimeric antigen receptor. The patent application claims are directed to GD-T cells expressing a co-stimulatory CAR, the advantages of the co-stimulatory CAR by inhibiting on-target, off-tumor activation due to its design, to the method and process of modifying a GD-T cell to express the co-stimulatory CAR, and to medical uses of the modified GD-T cell. National applications have been granted in Australia (AU 2016255611, expires April 28, 2036), Canada (CA2982532), France (EP3288567), Germany (EP3288567), Spain (EP3288567), the UK (EP3288567), and the Netherlands (EP3288567). A US patent application has been accepted, pending payment of the issue fee for grant.

WO 2016/005752 (Gamma Delta T cells and uses thereof). International filing date July 8, 2015, earliest priority date July 9, 2014. Expiry date for the patent granted in Israel will be July 7, 2035.

We own an Israeli patent (IL249970) and Japanese patent applications covering the method of preparing and using GD-T cells in the allogeneic treatment of subjects suffering from viral infection, fungal infection, protozoal infection or cancer. The patent application claims are directed to the process of providing GD-T cells from a first subject to a second subject (allogeneic transfer).

WO 2019/064030 (Modified CAR-T). International filing date October 1, 2018, earliest priority date September 29, 2017.

We own a US patent (US11890302) and Israeli patent (IL273493) and patent applications covering chimeric antigen receptors comprising an intracellular signaling domain derived from GD-T cell surface receptors. When expressed in GD or natural killer (NK) cells, the resultant CAR-T cells exhibit improved cytotoxicity. National applications are pending in: Hong Kong, Japan, and South Korea. A regional patent application is pending before the European Patent Office.

Platform technology patent applications – We have several other patent applications in the process of being drafted, improving T cell efficacy by modulating PD1 expression, additional methods of expanding GD-T1 gamma-delta T cell populations and improvements to our GD CAR-T platform.

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

In accordance with the terms of a Convertible Loan Note (the “Note”) on August 9, 2022 (the “Conversion Date”) the Company issued 183,820 Ordinary Shares and 367,640 listed warrants to the Note holder in full satisfaction of the Note in the aggregate amount of $781,233. The holder filed a claim in the English courts on June 19, 2023 asserting that notice was provided such that the Company should have paid it the value of the Note in cash, rather than by settling it through the issuance of Ordinary Shares and listed warrants. The holder is demanding payment of the face value of the Note, together with interest, (approximately $860,000). The litigation process is ongoing and, unless settled before, is not expected to conclude until 2025 or later. The Company has retained English solicitors and is contesting the claim in its entirety. The Company believes that it acted correctly under the terms of the Note and has accounted for the transaction on that basis, and that no further amounts are payable to the holder.

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

We operate in a single operating segment and a single reporting segment. Operating segments are defined as components of an enterprise about which separate financial information is regularly evaluated by the chief operating decision maker function (which is fulfilled by our chief executive officer) in deciding how to allocate resources and in assessing performance. Our chief executive officer allocates resources and assesses performance based upon financial information at the level. Since we operate in one operating segment, all required financial segment information is presented in the financial statements.

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

You should read the following discussion and analysis of financial condition and operating results together with the information in our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. We present our consolidated financial statements in pounds sterling and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in the sections titled “Risk Factors.” Our actual results may differ materially from those contained in the following discussion and analysis, as well as the section titled “Special Note Regarding Forward-Looking Statements.”

Our books and records are maintained in pounds sterling. For the purposes of convenience to the reader, we have translated pound sterling amounts as of and for the year ended December 31, 2024 into US Dollars at the rate of £1.00 to $1.252, which was the noon buying rate of the Federal Reserve Bank of New York on December 31, 2024. These translations should not be considered representations that any such amounts have been, could have been, or could be converted into US Dollars at that or any other exchange rate as of that date or any other date.

Overview

We are a clinical-stage biopharmaceutical company with a cell-based product pipeline capable of treating a variety of disorders including cancer and infectious disease. We are currently developing a pipeline of unmodified allogeneic GD-T therapies and next generation GD CAR-T treatments with a number of advantages over conventional approaches. We own our main patent families in the GD CAR-T space, providing robust IP protection and manufactures all products in-house, leading to a much lower cost of goods than competitor products.

Components of Our Results of Operations

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

Since inception through December 31, 2024, the Company has received £14.5 million in pre-clinical payments connected with CAR-T development partnerships. These partnerships are no longer actively being progressed and it is unlikely that we will receive any future milestone revenues.

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

Research and development costs are expensed as incurred, with our development activities not yet at the point at which capitalization can occur under GAAP. Our research and development expense primarily consist of:

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

Administrative Expenses

Administrative expenses consist of personnel costs, other administrative expenses and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based compensation expense. Other administrative expenses include office space-related costs not otherwise allocated to research and development expense, professional fees and costs of our information systems. We expect to continue to incur additional expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and the OTC Markets, additional insurance expenses, and expenses related to investor relations activities and other administrative and professional services.

Change in fair value of derivative liability

The gain/loss relates to the movement in the estimated fair value of the embedded derivative related to the issue of Convertible Loan Notes and Warrants, calculated by using a Black Scholes option pricing model at the end of each reporting period. As it pertains to the issued warrants, it is important to note that as of December 31, 2024 and 2023, they were primarily equity classified and therefore are no longer required to be re-measured to fair value at the end of each reporting period.

Other expense, net

Other expense, net, consists of interest expense, which is partially offset by interest income related to interest earned on our cash and cash equivalents and short-term deposits and foreign currency gains and losses.

Income Tax Credit

We are subject to corporate taxation in the United Kingdom. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom.

As a company that carries out extensive research and development activities, we benefit from the United Kingdom research and development tax credit regime and are able to surrender some of our losses for a cash rebate, resulting in effective relief for expenditure related to eligible research and development projects of currently 18.6%. Qualifying expenditure largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 12.1%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. Note, for future periods a new regime should apply, which would result in different rates of effective relief for qualifying expenditure.

There can be no certainty that we will be able to continue to claim research and development tax credits in the future. Tax losses that have not been utilized to offset taxable income or surrendered in connection with the aforementioned research and development tax credits are carried forward to be offset against future taxable profits. In the event we generate revenues in the future, we may benefit from the United Kingdom’s government’s “patent box” initiative that allows profits attributable to revenues from patents and/or patented products registered in the United Kingdom or European Union to be taxed at a lower rate than other streams of revenue. The current effective rate of tax for relevant streams of revenue for companies receiving this relief is 10%.

Accounting and valuation of warrant instruments

The accounting and valuation of warrant instruments results in volatility in the consolidated statement of operations for UK accounting purposes, and therefore for UK tax purposes. This volatility has resulted in gains being included within the consolidated statement of operations for the years ended December 31, 2024 and 2023. Prima facie these gains are taxable, subject to certain exemptions applying. These exemptions are required to be reviewed in relation to each warrant instrument on an annual basis, to the extent that the exemptions do not apply, the resulting profit and loss credits are taxable.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our results of operations:

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023	£ Change	% Change

Revenue	£-	£-	£-	-%

Operating expenses:
Research and development expenses	5,367,046	7,771,391	(2,404,345)	(31)%
Administrative expenses	7,400,624	6,467,932	932,692	14%
Total operating expenses	12,767,670	14,239,323	(1,471,653)	(10)%
Loss from operations	(12,767,670)	(14,239,323)	1,471,653	(10)%

Other income (expense):
Loss on modification of convertible loan	-	(645,845)	645,845	(100)%
Change in fair value of derivative liability	13,437	8,052,581	(8,039,144)	(100)%
Other expense, net	(51,768)	(163,095)	111,327	(68)%
Total other (expense) income, net	(38,331)	7,243,641	(7,281,972)	(101)%
Net loss before income taxes	(12,806,001)	(6,995,682)	(5,810,319)	83%
Income tax credit	651,971	1,088,729	(436,758)	(40)%

Net loss	£(12,154,030)	£(5,906,953)	£(6,247,077)	106%

Revenue

We did not have any revenue for the years ended December 31, 2024 and 2023 as we are currently in trial phases and do not expect to generate until our therapies have passed the necessary tests.

Research and Development Expenses

	Year Ended December 31,
	2024	2023
	£’000’s	£’000’s	£ Change	% Change
Direct research and development expenses by program:
Unmodified cell therapy programs(1)	£1,599	£3,212	£(1,613)	(50)%
Other research and development programs	1	64	(63)	(99)%

Total direct research and development expense	1,600	3,276	(1,676)	(51)%

Research and development and unallocated costs:
Personnel related (including share-based compensation)	2,253	3,365	(1,112)	(33)%
Indirect research and development expense(2)	1,514	1,130	384	34%

Total research and development expenses	£5,367	£7,771	£(2,404)	(31)%

(1)	Unmodified cell therapy programs include OmnImmune®
(2)	Indirect research and development expense includes property related costs and depreciation and amortization.

Research and development expenses decreased by 31% to £5.4 million for the year ended December 31, 2024 from £7.8 million for the year ended December 31, 2023 reflecting the current phase of the unmodified cell therapy programs. Personnel costs also decreased by 33% for the year ended December 31, 2024 compared to December 31, 2023 due to a significant reduction in headcount.

General and administrative

	Year Ended December 31,
	2024	2023	£ Change	% Change
	£’000’s	£’000’s
Share-based compensation expense	887	295	£592	201%
Employee-related costs	1,734	2,443	(709)	(29)%
Legal & professional fees	4,451	3,383	1,068	32%
Other expenses	329	347	(18)	(5)%
Total administrative expenses	7,401	6,468	933	14%

Administrative expenses increased by 14% to £7.4 million for the year ended December 31, 2024 from £6.5 million for the year ended December 31, 2023. The increase was primarily driven by an increase in share-based compensation expense and legal and professional fees (including investor relations costs).

Loss on modification of convertible loan

The change in the loss on modification of convertible loan primarily relates to modifications made to a convertible loan during fiscal year 2023. The convertible loan was fully settled (via either cash settlement or conversion) during the year ended December 31, 2023.

Change in fair value of derivative liability

The change in fair value of derivative liability is comprised of the change in fair values of the convertible loan derivative, warrant derivative, and other derivatives. The change in the fair value of the embedded convertible loan derivatives relates to the movement in the estimated fair value of the embedded derivatives during the year ended December 31, 2023, which was calculated by using the Black Scholes option pricing model. The convertible loan was fully settled (via either cash settlement or conversion) during the year ended December 31, 2023.

The change in fair value of the warrant derivatives of £0.1 million for the year ended December 31, 2024 relates to the movement in the estimated fair value of our issued detachable warrants.

Derivative liabilities are recognised at the time of issuance of the related financial instruments and revalued at each reporting date. As it pertains to the issued warrants, it is important to note that as of December 31, 2024 they were primarily equity classified and therefore are no longer required to be re-measured to fair value at the end of each reporting period.

Other expense, net

Other expense, net, is comprised of foreign currency gains and losses, interest expense, and interest income. The decrease in foreign currency losses for the year ended December 31, 2024 compared to for the year ended December 31, 2023 was primarily due to a lower foreign exchange rate during 2024. Interest expense and interest income were immaterial for the years ended December 31, 2024 and 2023.

Income tax credit

The research and development tax credit of £0.7 million was 40% lower for the year ended December 31, 2024 compared to £1.1 million for the year ended December 31, 2023. This was due to lower levels of expenditure eligible for research and development tax credits.

After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of £22.3 million as of December 31, 2024. Unrecognized deferred tax assets totaling £4.3 million as of December 31, 2024 consist of temporary differences on tax losses and share-based compensation arrangements. No deferred tax asset is recognized in respect of accumulated tax losses or temporary differences on share-based compensation arrangements because future profits are not sufficiently certain.

Comparison of the Years Ended December 31, 2023, and 2022

The following table summarizes our results of operations:

	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022	£ Change	% Change

Revenue	£-	£3,844,532	£(3,844,532)	(100)%

Operating expenses:
Research and development expenses	7,771,391	7,592,470	178,921	2%
Administrative expenses	6,467,932	7,030,972	(563,040)	(8)%
Administrative expenses - costs to prepare for listing	-	1,305,087	(1,305,087)	(100)%
Total operating expenses	14,239,323	15,928,529	(1,689,206)	(11)%
Loss from operations	(14,239,323)	(12,083,997)	(2,155,326)	18%

Other income (expense):
Loss on modification of convertible loan	(645,845)	(140,344)	(505,501)	360%
Change in fair value of derivative liability	8,052,581	16,064,945	(8,012,364)	(50)%
Foreign currency losses	(80,070)	(120,974)	40,904	(34)%
Interest expense	(83,025)	(6,753,231)	6,670,206	(99)%
Total other income (expense), net	7,243,641	9,050,396	(1,806,755)	(20)%
Net loss before income taxes	(6,995,682)	(3,033,601)	(3,962,081)	131%
Income tax credit	1,088,729	1,720,000	(631,271)	(37)%

Net loss	£(5,906,953)	£(1,313,601)	£(4,593,352)	350%

Revenue

Revenue decreased by £3.8 million for the year ended December 31, 2023 compared to for the year ended December 31, 2022. Revenue from upfront payments in connection with collaboration agreements is recognized over the estimated term over which the services promised will be provided. This term was estimated by management at the inception of each contract and evaluated at each reporting date. Management reviewed the status of the contract and specific contractual terms and concluded that at December 31, 2022, no further services were required to be provided under the contract. As such, the remaining deferred revenue, which reflected a non-refundable upfront payment received from our collaboration partner was fully recognized during December 2022. Thus, no revenue stemming from the upfront payment was recognized during the year ended December 31, 2023.

Research and Development Expenses

	Year Ended December 31,
	2023	2022
	£’000’s	£’000’s	£ Change	% Change
Direct research and development expenses by program:
Unmodified cell therapy programs(1)	£3,212	£1,257	£1,955	155.5%
Other research and development programs(2)	64	136	(72)	(52.7)%

Total direct research and development expense	3,276	1,393	1,883	135.2%

Research and development and unallocated costs:
Personnel related (including share-based compensation)	3,365	4,504	(1,139)	(25.3)%
Indirect research and development expense(3)	1,130	1,695	(565)	(33.4)%

Total research and development expenses	£7,771	£7,592	£179	2.4%

(1)	Unmodified cell therapy programs include OmnImmune® and ImmuniStim®
(2)	Other research and development programs include expenditure on areas such as our CAR-T program and induced pluripotent stem cells (iPSCs).
(3)	Indirect research and development expense includes property related costs and depreciation and amortization.

Research and development expenses increased by 2.4% to £7.8 million for the year ended December 31, 2023 from £7.6 million for the year ended December 31, 2022 reflecting the increased work on unmodified cell therapy programs, which increased by 156%. Personnel costs partially offset the increase, which decreased by 25% for the year ended December 31, 2023 compared to December 31, 2022.

General and administrative

	Year Ended December 31,
	2023	2022	£ Change	% Change
	£’000’s	£’000’s
Share-based compensation expense	295	719	£(424)	(59.0)%
Employee-related costs	2,443	2,396	47	2.0%
Legal & professional fees	3,383	3,569	(186)	(5.2)%
Other expenses	347	347	-	0.0%
Total administrative expenses	6,468	7,031	(563)	(8.0)%

Administrative expenses decreased by 8% to £6.5 million for the year ended December 31, 2023 from £7.0 million for the year ended December 31, 2022. The decrease was primarily driven by a decrease in share-based compensation expense and a decrease in legal and professional fees.

Loss on modification of convertible loan

The change in the loss on modification of convertible loan primarily relates to modifications made to the loan in 2023 as compared to 2022. The convertible loan was fully settled (via either cash settlement or conversion) during the year ended December 31, 2023.

Change in fair value of derivative liability

The change in fair value of derivative liability is comprised of the change in fair values of the convertible loan derivative, warrant derivative, and other derivatives. The change in the fair value of the embedded convertible loan derivatives relates to the movement in the estimated fair value of the embedded derivatives during the year ended December 31, 2023 (ie. as compared to December 31, 2022), which was calculated by using the Black Scholes option pricing model. The convertible loan was fully settled (via either cash settlement or conversion) during the year ended December 31, 2023.

The change in fair value of the warrant derivatives of £8.1 million for the year ended December 31, 2023 relates to the movement in the estimated fair value of our issued detachable warrants. The warrants were issued at the time of the IPO and at various times during each of the two years ended December 31, 2023. In addition, certain warrants were both modified and induced over the course of our fiscal year ended December 31, 2023. All of our issued warrants are valued by using the Black Scholes option pricing model.

Foreign Currency Losses

The decrease in foreign currency losses for the year ended December 31, 2023 compared to for the year ended December 31, 2022 was primarily due to a lower foreign exchange rate during 2023.

Interest Expense

Interest expense was approximately £0.1 million for the year ended December 31, 2023 compared to £6.8 million for the year ended December 31, 2022. The decrease was due to the Convertible Loan Note being paid off during the year. Interest expense was partially offset by interest income earned on cash accounts.

Income tax credit

The research and development tax credit of £1.1 million was 37% lower for the year ended December 31, 2023 compared to £1.7 million for the year ended December 31, 2022. This was due to lower levels of expenditure eligible for research and development tax credits.

After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of £16.4 million as of December 31, 2023. Unrecognized deferred tax assets totaling £4.2 million as of December 31, 2023 consist of temporary differences on tax losses and share-based compensation arrangements. No deferred tax asset is recognized in respect of accumulated tax losses or temporary differences on share-based compensation arrangements because future profits are not sufficiently certain.

Going Concern

Our existing cash of £1.2 million at December 31, 2024 will not be sufficient to enable us to conduct our business 12 months from the issuance of these financial statements. We will need additional funding to complete the development and research of our products. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce, or eliminate our research and development efforts.

As a result of the Company’s recurring losses from operations, and the need for additional financing to fund its operating and capital requirements, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern.

B.	Liquidity and Capital Resources

For the years ended December 31, 2024 and 2023, we incurred net losses of £12.2 million and £5.9 million, respectively. We used £12.6 million of cash in operating activities in the year ended December 31, 2024 and used £10.5 million of cash in operating activities for the year ended December 31, 2023.

As of December 31, 2024, and December 31, 2023, we had cash and cash equivalents of £1.2 million and £2.5 million, respectively. From incorporation through December 31, 2024, we have financed our operations primarily through our IPO, private placements in a public entity, warrant exercises, at the market offerings and other public offerings, private placements of equity securities, convertible loans, government grants, research and development tax credits, and receipts from partner for collaborative research and development services totaling £94.5 million in aggregate, of which £46.6 million arose as a result of and subsequent to our IPO.

While we work towards obtaining regulatory approval to advance any of our GD-T cell therapeutic candidates into pivotal clinical trials or to commercialization, we will incur significant research and development expenses, and also commercialization expenses related to product sales, marketing, manufacturing and distribution and additional funding would be required. Where appropriate, we will seek to fund our operations through milestone payments under our agreements with collaboration partners and additional equity financings.

Cash Flows

The following tables summarize the results of our cash flows for the below respective periods:

	Year Ended December 31,
	2024	2023
Net cash provided by (used in):
Operating activities	£(12,567,288)	£(10,544,870)
Investing activities	£(92,514)	£(208,789)
Financing activities	£11,464,634	£8,520,376
Change in cash	£(1,246,969)	£(2,345,451)

Operating Activities

Net cash used in operating activities was £12.6 million for the year ended December 31, 2024. The net loss for the year ended December 31, 2024 was £12.2 million, which was offset by noncash items of £1.4 million, consisting of £0.4 million in depreciation and amortization, £1.0 million in share-based compensation expense, and an £(0.1) million change in the fair value of the derivative liability. Changes in working capital amounted to £1.8 million, which consisted of an increase in the corporation tax receivable and operating lease right of use assets. Prepaid expenses and other current assets, accounts payable and accrued liabilities, and lease liabilities decreased working capital.

Net cash used in operating activities was £10.5 million for the year ended December 31, 2023. The net loss for the year ended December 31, 2023 was £5.9 million, which was offset by noncash items of £6.2 million, consisting of £0.6 million in depreciation and amortization, £0.4 million in share-based compensation expense, a £0.6 million loss on modification of the Convertible Loan Note, an £8.1 million change in the fair value of the derivative liability, a £0.1 million net foreign exchange loss, and £0.1 million in noncash interest expense. Changes in working capital amounted to £1.5 million, which consisted of an increase in the corporation tax receivable, operating lease right of use assets, and accounts payable and accrued expenses. Prepaid expenses and other current assets and lease liabilities decreased working capital.

Investing Activities

Net cash used in investing activities was £0.1 million and £0.2 million for the years ended December 31, 2024 and 2023, respectively. These amounts relate primarily to purchases of property, plant and equipment related to our facility and patent filing costs.

Financing Activities

Net cash from financing activities was £11.5 million and £8.5 million for the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2024, these amounts consisted of net proceeds from sale of own shares and warrant exercises for £11.9 million offset by issuance costs of £0.4 million. For the year ended December 31, 2023, these amounts consisted of net proceeds from sale of own shares and warrants for £9.3 million offset by issuance costs of £0.8 million.

Funding Requirements

Whilst we will continue to prudently manage our core burn rate (the amount which we incur in the absence of variable development, clinical and manufacturing related costs), our variable costs of operations will increase substantially as we advance the preclinical activities and clinical trials of our product candidates. Our expenses will increase as we (i) advance our product candidates through phases of clinical development and, potentially, registration, (ii) fund our research and development activities to further expand our GD-T cell technologies and develop future product candidates and follow-on versions of our more advanced product candidates, (iii) fund manufacturing activities to support our ongoing and future clinical trials and potential commercial launch; and (iv) fund our general operations.

Since February 10, 2022, we have been a publicly traded company and incur significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and the OTC Markets, requires public companies to implement specified corporate governance practices. We expect to continue to incur substantial legal and financial compliance costs, which may make some activities more time-consuming and costly.

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

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the amount of our future working capital requirements, which will depend on and are likely to increase significantly as a result of many uncertain factors, including:

●	the scope, progress, outcome and costs of our clinical trials and other research and development activities;

●	the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

●	the costs of future sales and marketing activities, including cost of product sales, medical regulatory affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

●	the amount and timing of the receipt of any future revenue from commercial sale of our products, should any of our product candidates receive marketing approval and become successful in the market;

●	the impact of the COVID-19 pandemic on our ability to progress research and development and clinical trials;

●	the impact of changes to tariff and duty regimes in the relevant jurisdiction;

●	the costs and timing of hiring new employees to support our future growth;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the cost of and extent to which we in-license or acquire additional product candidates or technologies.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our future cash needs through equity offerings and debt and a combination thereof, including securities convertible into ordinary shares and through development collaborations with partners. To the extent that we raise additional capital through the sale of equity, our shareholders’ ownership interest will be diluted, potentially materially.

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

There is no assurance that we will be able to raise any or adequate further funding, or if further funding is offered, it will be on terms that are acceptable to us and may bring dilution which is unacceptable to our shareholders.

C.	Research and Development, Patents and Licenses, etc.

Full details of our research and development activities and expenditures are given in “Item 4. Information on the Company–B. Business” and “Item 5A. Operating Results” within this Annual Report.

D.	Trend Information

See “Item 5A. Operating Results” within this Annual Report.

E.	Critical Accounting Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we continually evaluate our estimates and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results may materially differ from these estimates made by management under different assumptions and conditions.

Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position, are described below. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

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

Management believes that its existing cash balances will only be able to fund current operations to June 2025. Should the additional planned financings not occur as expected, management will implement alternative arrangements and such arrangements could have a potentially significant negative impact on the current net asset value of the Company. These alternatives include: (1) raising additional capital by means other than those planned through equity and/or debt financings; (2) entering into new commercial relationships to help fund future clinical trial costs (i.e. licensing and partnerships); (3) reducing and/or deferring discretionary spending on general corporate overheads and one or more of our research and development and / or clinical programs; and/or (4) restructuring operations to change our overhead structure and make use of our manufacturing facilities to generate revenues from through third party manufacturing contracts. In the medium term, the Company’s future liquidity needs, and ability to address those needs, will largely be determined by the success of its product candidates and key development and regulatory events and its decisions in the future.

As a result of the Company’s recurring losses from operations, and the need for additional financing to fund its operating and capital requirements, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern.

Derivative liability

We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815. Warrants that do not meet the criteria for equity treatment in accordance with the guidance contained in ASC 815-40 have been recorded as liabilities. Accordingly, we classify these warrants as liabilities at their fair value and adjust the warrants their fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

Pre-funded warrants

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors as at December 31, 2024:

Name	Age	Position

Bryan Kobel	45	Chief Executive Officer and Director
Martin Thorp	72	Chief Financial Officer and Director
Arlene Morris	73	Chair and Director (Non-executive)
James Culverwell	68	Director (Non-executive)

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

Non-Executive Directors

Arlene Morris (Director)

Arlene Morris has served as a director since February 2022. She currently serves (since July 2019) as a non-executive director of the following companies: Cogent Biosciences, Inc. (NASDAQ: COGT) (since July 2019), where she is the chair the compensation committee and is a member of the audit committee; Viridian Therapeutics, Inc. (NASDAQ: VRDN) (since January 2018), where she is the chair the compensation committee and is a member of the audit, pricing and N&G Committees; Palatin Technologies, Inc. (NYSE: PTN) (since 2015), where she is a member of the compensation and N&G committees and Edgewise Therapeutics, Inc. (since May 2024) where she is a member of the compensation and audit committees.

Ms Morris has also served as a non-executive director at the following companies: Neovacs SA (2011 to 2021), Dimension Therapeutics, Inc. (2015-018), Biodel, Inc. (2012-2015), MediciNova, Inc. (2006-2013). Ms Morris is an emeritus member of the board of directors at the Medical University of South Carolina (‘MUSC’) (since 2012) and is also (since 2022) a member of the board of the Charleston Animal Society. She has also served as a member (including of the executive committee) of the Biotechnology Innovation Organisation (‘BIO’), which is a biotechnology industry advocacy organization; and of the charitable organization, the Humane Society of Silicon Valley (including chair of the audit committee). She has held senior executive management roles in the pharmaceutical group Johnson & Johnson including business development, product development, strategic marketing, product management and sales management.

James Culverwell (Director)

James Culverwell has served as a director since February 2022. He was a non-executive director and chairman of the audit committee of Innocoll Holdings plc (a collagen-based drug delivery company) from 2013 until 2017 during which period it relocated from Dublin to Germany and ultimately listed on Nasdaq (INNL). Between 2016 and 2019 he was a non-executive director and chairman of the audit committee of Amryt Pharmaceuticals plc, a commercial and research-based company specializing in rare diseases, which during his tenure listed on the Dublin STX and the London AIM markets and acquired Aegerion, a Nasdaq listed company. Since its foundation in 2006, Mr Culverwell has been a non-executive director and chairman of the audit committee of Safeguard Biosystems, a private company providing high throughput, multiplexed, molecular diagnostic tests and now generating commercial revenues. Since 2013 Mr Culverwell has been Chief Executive and is currently Chairman of HOX Therapeutics, a UK based private company researching early-stage treatments for prostate cancer. Since 2021 he has been a director and the chairman of the audit committee of Quoin Pharmaceuticals Inc., which is conducting clinical trials in a treatment for rare skin diseases. Since 2010 he has served as a healthcare investment consultant to a large secondary fund, where he performs due diligence on life science investment candidates. In 2005 Mr Culverwell established a corporate advisory firm, advising small life science companies on fund raising and larger companies on strategy and investor relations. From 1994-2004 Mr Culverwell was VP and Global Administrator Healthcare Equity Research Merrill Lynch/Bank of America and from 1982-94 he was Director and Head of European Healthcare and Pharmaceutical Equity Research at Hoare Govett/ABN Amro. He holds an MSc (Hons) in biology from the University of Aberdeen.

Family Relationships

There are no family relationships among any of the members of our senior management or board of directors.

B.	Compensation

Compensation of Senior Management and Directors

For the year ended December 31, 2024, the aggregate compensation accrued or paid to the members of our board of directors and our senior management for services in all capacities, including defined contribution pensions and share-based compensation, was £1.0 million. As of December 31, 2024, the board of directors and our senior management held share options over 15,904,960 ordinary shares.

Senior Management Employment Arrangements and Service Agreements

We have entered into employment agreements with certain of our senior management persons. These agreements generally provide for a base salary, an annual cash bonus, and share option grants as the form of compensation. The agreements also provide for the following benefits: pension contributions, health insurance and group life insurance. The compensation of our directors is determined by our board of directors as a whole, based, in part, on a review of current practices in other companies.

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

As of December 31, 2024, we had granted options to purchase 27 ordinary shares under the 2014 Share Option Scheme and no further awards are expected to be granted. All of these options have vested.

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

As of December 31, 2024,we granted options to purchase 6,412 ADSs at an exercise price of $224, under the 2021 Share Option Scheme of which 5,046 are vested.

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

Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Composition of Our Board of Directors

Our board of directors is currently composed of four members. We are not required to have independent directors on our board of directors. Notwithstanding the foregoing, our board of directors has determined that James Culverwell and Arlene Morris, representing a majority (two) of the four directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is independent.

Directors’ service contracts include notice periods of between six and twelve months. The service contracts do not include terms that provide for benefits payable upon termination, other than in regard to payment in lieu of notice in appropriate.

Committees of Our Board of Directors

Our board of directors has two standing committees: an audit committee and a remuneration committee.

Audit Committee

The audit committee consists of James Culverwell (chair) and Arlene Morris. It assists the board of directors in overseeing our accounting and financial reporting processes. The audit committee consists exclusively of members of our board who are financially literate, and our board of directors has determined that James Culverwell is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial. Our board of directors has determined that each member of the audit committee is an independent director under Nasdaq listing rules and under Rule 10A-3 under the Exchange Act. Our audit committee meets regularly each year and oversee and review our internal controls, accounting policies and financial reporting, and provide a forum through which our independent registered public accounting firm reports. Our audit committee also meets regularly with our independent registered public accounting firm without management present.

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

Remuneration Committee

The remuneration committee consists of Arlene Morris (chair) and James Culverwell. Under SEC rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. The remuneration committee is governed by a charter that complies with Nasdaq rules. Although foreign private issuers are not required to meet this heightened standard, all of our remuneration committee members are expected to meet this heightened standard.

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

As at December 31, 2024, we have 39 full-time equivalent employees. Of these employees, 34 were in research and development (including in manufacturing and operations, clinical and quality control and quality assurance), 3 in other key functions (including, business development, finance, intellectual property, information technology and general administration) and 2 members of the executive team.

E.	Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 7.A—Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of May 7, 2025 by:

●	each of our executive officers and directors;

●	each person beneficially owning more than 5% of our share capital; and

●	all executive officers and directors as a group.

Beneficial ownership, unless otherwise noted is derived from company records, and is based upon 8,412,215,651 ordinary shares issued and outstanding on May 7, 2025, which number includes those represented in the trading market by ADSs. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, as determined in accordance with the rules and regulations of the SEC, we have included shares that the person or holder has the right to acquire within 60 days from May 7, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. All major shareholders have the same voting rights.

Unless otherwise noted below, each beneficial owner’s address is: c/o Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, Scotland, United Kingdom.

	No. of Ordinary Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Manford Financial Limited (1)	841,221,565	10%

Directors and executive officers who are not 5% holders:
Bryan Kobel (2) (*)	11,170,375	0.13%
Martin Thorp (3) (*)	3,542,442	0.04%
James Culverwell (4) (*)	835,200	0.01%
Arlene Morris (5) (*)	835,200	0.01%
All directors and officers as a group (6)	16,383,217	0.19%

(*) Indicates a director of TC BioPharm (Holdings) plc.

(1)	Information based on Company records.

(2)	Consists of (a) 476,154 ordinary shares and (b) 10,692,120 ordinary shares that are exercisable under the terms of share options granted, within 60 days of the above date and, in addition, Bryan Kobel beneficially owns 2,101 ordinary shares owned by TCB-AFOS I LLC over which Mr. Kobel has voting and dispositive authority as the manager, but as to which Mr. Kobel disclaims any other beneficial ownership interest as he is not a member of the LLC.

(3)	Consists of (a) 2 ordinary shares and (b) 3,542,440 ordinary shares that are exercisable under the terms of share options granted, within 60 days of the above date.

(4)	Consists of (a) Nil ordinary shares and (b) 835,200 ordinary shares that are exercisable under the terms of share options granted, within 60 days of the above date.

(5)	Consists of (a) Nil ordinary shares and (b) 835,200 ordinary shares that are exercisable under the terms of share options granted, within 60 days of the above date.

(6)	Consists of (a) 478,257 ordinary shares and (b) 16,383,217 ordinary shares that are exercisable under the terms of share options granted, within 60 days of the above date.

As of May 7, 2025, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States other than ADSs held by the entities set forth in the table above and certain other holders that we know to be non-residents of the United States, we estimate that approximately 99% of our outstanding ordinary shares (including ordinary shares underlying ADSs) were held in the United States.

As of May 7, 2025, assuming that all of our Warrants are held by residents of the United States other than Warrants held by the entities set forth in the table above and certain other holders that we know to be non-residents of the United States, we estimate that approximately 99% of our Warrants were held in the United States.

The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2023, with any members of our board of directors, executive officers or the holders of more than 5% of our share capital.

On March 27, 2023, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an Investor, pursuant to which the Company agreed to issue and sell an aggregate of 54 ADSs (on a post-ratio change basis), or 215,000 ordinary shares, pre-funded warrants to purchase up to 806 ADS (on a post-ratio change basis) (the “Pre-Funded Warrants”), and Series C purchase warrants to purchase up to 859 ADSs (on a post-ratio change basis) (the “Ordinary Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). In addition, the Company also issued placement agent warrants to purchase 64 ADSs (on a post-ratio change basis). The purchase price for each ADS and associated Ordinary Warrants was $6,400 (on a post-ratio change basis) and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants was $6,396 (on a post-ratio change basis). The Ordinary Warrants were immediately exercisable, expire five years from the date of issuance and the Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The total net proceeds from this offering were approximately £4.0 million (or approximately $4.9 million), after deducting estimated offering expenses of approximately £0.5 million.

On March 27, 2023 the Company also agreed that certain existing warrants to purchase up to an aggregate of 700 ADSs (on a post-ratio change basis) of the Company that were previously issued on November 30, 2022, at an exercise price of $20,000 per ADS (on a post-ratio change basis) and expiration dates of May 30, 2025 and May 30, 2028, were amended so that the amended warrants had a reduced exercise price of $7,000 per ADS (on a post-ratio change basis).

On August 30, 2023, the Company entered into an agreement with its Series A and B warrant holder whereby it induced 350 and 350 of the outstanding warrants (on a post-ratio change basis), respectively. In addition, the Company also entered into an agreement with its Series C warrant holder to induce all of the outstanding warrants (859 (on a post-ratio change basis)). The inducement resulted in gross proceeds to the Company of approximately $2.8 million. In order to incentivize the inducement, the Company issued 3,119 Series D warrants (on a post-ratio change basis) to certain Series A and B warrant holder and all Series C warrant holder. In addition, the Company also issued placement agent warrants to purchase 117 ADSs (on a post-ratio change basis).

On December 18, 2023, the Company entered into a Third Securities Purchase Agreement (the “Third Purchase Agreement”) with a certain institutional investor (the “Investor”) pursuant to which the Company agreed to issue and sell to the Investor in a best-efforts public offering 375 ADSs (on a post-ratio change basis) representing 1,500,000 ordinary shares, pre-funded warrants to purchase up to 8,375 ADS (on a post-ratio change basis) representing 33,500,000 Ordinary Shares (the “Pre-Funded Warrants”), and series E purchase warrants to purchase up to 8,750 ADSs (on a post-ratio change basis) representing 35,000,000 Ordinary Shares (the “Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). The purchase price for each ADS and associated Warrant was $400 and the purchase price per each Pre-Funded Warrant and associated Warrant was $400. The Warrants are immediately exercisable, will expire five years from the date of issuance and have an exercise price of £316.28 per ADS (on a post-ratio change basis). The Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full at an exercise price of $0.20 per ADS (on a post-ratio change basis). Additionally, the Company agreed that a certain number of existing warrants to purchase up to an aggregate of 3,119 ADSs (on a post-ratio change basis) of the Company that was previously issued on September 5, 2023, at an exercise price of £1,400 per ADS (on a post-ratio change basis) and an expiration date of March 5, 2029, were amended effective upon the closing of the offering so that the amended warrant will have a reduced exercise price of £316.28 per ADS (on a post-ratio change basis). The Securities Purchase Agreements resulted in gross proceeds of $3.5 million.

During January of 2024, the Company issued 6,990 ADSs (on a post-ratio change basis) or 27,960,000 ordinary shares, based on a price per share of £0.0001 on exercise of pre-funded warrants that had been issued in prior financing rounds. As the pre-funded warrants contained a nominal exercise price, the exercise of the pre-funded warrants resulted in nominal proceeds to the Company.

On March 12, 2024, the Company issued 3,119 ADSs (on a post-ratio change basis) representing 12,475,000 ordinary shares of the Company upon exercise of outstanding Series D warrants resulting in gross cash proceeds to the Company of £986,772 (approximately $1,263,000).

On May 6, 2024, the Company entered into a letter agreement (the “Inducement Letter”) with the holder (the “Holder”) of existing Series E warrants (the “Existing Warrants”) to purchase ordinary shares represented by ADSs of the Company. The Existing Warrants were issued on December 21, 2023 and have an exercise price of £357 per ADS (on a post-ratio change basis). Each ADS represents 4,000 ordinary shares of the Company. Pursuant to the Inducement Letter, the Holder agreed to exercise their Existing Warrants to purchase an aggregate of 8,750 ADSs (on a post-ratio change basis) of the Company for cash and the payment of £19.925 (US$25.00) per new warrant in consideration for the Company’s agreement to issue new Series F warrants to purchase ordinary shares represented by ADSs (the “New Warrants”) to purchase up to 70,000,000 of the Company’s ordinary shares represented by 17,500 ADSs (on a post-ratio change basis). The Company received aggregate gross proceeds of approximately £3.1 million from the exercise of the Existing Warrants by the Holder, prior to deducting placement agent fees and estimated offering expenses.

Issuance of options to related parties

On February 29, 2024, the Remuneration Committee of the Board of Directors approved a grant of options to purchase ADSs to the Company’s executive officers and non-employee directors under the Company’s 2021 Shares Option Scheme (the “Plan”) and agreed to cancel all shares options previously issued to such persons. Each non-employee director received an option to purchase 41,760 ADSs, or ADSs representing 835,200 Ordinary Shares at an exercise price of $1.09 per ADS, which is equal to the closing price of the Company’s ADSs on the Nasdaq Capital Market on January 31, 2024. Martin Thorp, the Company’s Chief Financial Officer, received an option to purchase 177,122 ADSs, or ADSs representing 3,542,440 Ordinary Shares at an exercise price of $1.09 per ADS, which is equal to the closing price of the Company’s ADSs on the Nasdaq Capital Market on January 31, 2024. Bryan Kobel, the Company’s Chief Executive Officer received an option to purchase 381,606 ADSs, or ADSs representing 7,632,120 Ordinary Shares at an exercise price of $1.09 per ADS, which is equal to the closing price of the Company’s ADSs on the Nasdaq Capital Market on January 31, 2024. All share options that were issued vest immediately upon issuance.

On March 8, 2024, Bryan Kobel, the Chief Executive Officer of the Company agreed to (a) defer the payment of accrued but unpaid contractual pension benefits owed to him in the amount of $66,000 for a period of 9 months and (b) convert an aggregate amount of $24,760 of accrued but unpaid contractual pension benefits owed to him into 476,153 ordinary shares, par value £0.0001 per share of Company, based on a price per share equal to the closing price of the Company’s ADSs on the Nasdaq Capital Market on March 7, 2024 divided by twenty (20), or the ADS ratio.

In addition, the board of directors approved a grant of options to Mr. Kobel to purchase 153,000 ADSs, or ADSs representing 3,060,000 Ordinary Shares at an exercise price of $2.00 per ADS, which is a premium to the closing price of the Company’s ADSs on the Nasdaq Capital Market on March 7, 2024. The options granted to Mr. Kobel were issued under the Company’s 2021 Plan. All share options that were issued vested immediately.

Consulting agreement

During August of 2024, the Company entered into a consulting agreement for investor relation services with an expected term of twelve months with MavDB Consulting LLC (the “Vendor”) for services with a total value of $3 million. The vendor is wholly owned by David Joshua Bartch, a principal owner of the Company during the period. The Company incurred $1 million of expense related to the agreement during its year ended December 31, 2024 and had accounts payable related to the agreement of $Nil as of December 31, 2024. The agreement provides compensation for the services at fair market value.

C.	Interests of Experts and Counsel

Not Applicable

Item 8.	Financial Information

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

The ADSs and public Warrants were listed on the Nasdaq Capital Market under the symbols “TCBP” and “TCBPW,” respectively, since February 11, 2022 until March 21, 2025. Since March 24, 2025, the ADSs and public Warrants have been listed on the OTC Markets under the symbols “TCBPY” and “TCBPWF” respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs and public Warrants were listed on the Nasdaq Capital Market under the symbols “TCBP” and “TCBPW,” respectively, since February 11, 2022 until March 21, 2025. Since March 24, 2025, the ADSs and public Warrants have been listed on the OTC Markets under the symbols “TCBPY” and “TCBPWF” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F	Expenses of the Issuer

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B	Memorandum and Articles of Association

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

In accordance with section 551 of the Companies Act, the board of directors may be generally and unconditionally authorized to exercise all the powers of the company to allot shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorizing such allotment for a period, unless renewed, of five years. The authorities referred to above were included in the ordinary resolutions passed on January 14, 2022.

The provisions of Section 561 of the Companies Act (which confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are paid up in cash) apply to the company except to the extent disapplied by special resolution of the shareholders of the company. Such pre-emption rights have been generally disapplied to all share issuances by a special resolution passed on January 14, 2022. The disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

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

The Takeover Code also applies to all offers for public companies and (in certain circumstances) private companies which have their registered offices in the United Kingdom, the Channel Islands or the Isle of Man which are considered by the Takeover Panel to have their place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man (the “residency test”). The Company became potentially subject to the Takeover Code as a UK resident, UK incorporated, public limited company on January 10, 2022 when the Company re-registered as a public limited company.

The residency test for the purposes of the Takeover Code is not currently satisfied as the Company’s place of central management and control is overseas. This is because the Company currently has four directors two of whom (including the chair who has a casting vote) are resident overseas. Therefore, shareholders of the Company are not entitled to the benefit of the Takeover Code, including the rules regarding mandatory takeover bids (summarised below).

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

Under the Companies Act, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting.

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

American depositary shares

The Bank of New York Mellon acts as the depositary for the ADSs. As depositary, The Bank of New York Mellon will register and deliver the ADSs. Each ADS represents four thousand ordinary shares (or a right to receive and to exercise the beneficial ownership interests in one ordinary share) deposited with The Bank of New York Mellon, or any successor, as custodian, acting through an office located in the United Kingdom. Each ADS will also represent any other securities, cash or other property that may be held by the depositary in respect of the ordinary shares deposited with it. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, NY 10286.

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

Exercise Price. The exercise price of the Warrants is $100,000 per ADS. The exercise price is subject to appropriate adjustment in the event of certain stock splits, stock combinations, stock dividends, recapitalizations or otherwise. The exercise price will also be downward adjusted if we, or through a subsidiary, sell or enter into an agreement to sell, grant an option to sell, reprice an outstanding security to acquire ordinary shares at a price less than $100,000. The downward adjustment will to the price of the newly issued security or adjusted price of the outstanding security, but not less than a floor price set forth in the terms of the Warrants ($100,000 per ADS), which is subject to adjustment for stock splits, combinations and recapitalizations, as above. The downward adjustment will not be made if the Company entered into certain delineated types of transactions, including employment related option and similar security grants, exercise of such options and security grants, exercises of currently outstanding securities so long as not repriced, and issuances for acquisitions, strategic transactions, vendors, equipment leasing, licensing, collaborations, and the like so long as they are non-capital raising transactions.

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

Duration and Exercise Price. The warrants have an exercise price of $20,000 per ADS. The warrants are immediately exercisable and may be exercised at any time on or after the initial exercise date and on or before the three / five-year anniversary of the date of issuance. The exercise prices and numbers of ADSs issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ADSs. Warrants are issued in certificated form only.

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

Fundamental Transaction. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our ADSs, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ADSs, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ADSs, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. In addition, in the event of a fundamental transaction which is approved by our Board, the holders of the Series A Ordinary Warrants have the right to require us or a successor entity to redeem the Series A Ordinary Warrants for cash in the amount of the Black-Scholes value of the unexercised portion of the Series A Ordinary Warrants on the date of the consummation of the fundamental transaction. In the event of a fundamental transaction which is not approved by our board of directors, the holders of the Series A Ordinary Warrants have the right to require us or a successor entity to redeem the Series C Ordinary Warrant for the consideration paid in the fundamental transaction in the amount of the Black-Scholes value of the unexercised portion of the Series A Ordinary Warrant on the date of the consummation of the fundamental transaction.

Waivers and Amendments. No term of the warrants may be amended or waived without the written consent of the holder of such warrant.

The following is a brief summary of certain terms and conditions of the Series B warrants in issue.

Duration and Exercise Price. The warrants have an exercise price of $20,000 per ADS. The warrants are immediately exercisable and may be exercised at any time on or after the initial exercise date and on or before the three / five-year anniversary of the date of issuance. The exercise prices and numbers of ADSs issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ADSs. Warrants are issued in certificated form only.

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

Fundamental Transaction. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our ADSs, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ADSs, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ADSs, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. In addition, in the event of a fundamental transaction which is approved by our Board, the holders of the Series B Ordinary Warrants have the right to require us or a successor entity to redeem the Series B Ordinary Warrants for cash in the amount of the Black-Scholes value of the unexercised portion of the Series B Ordinary Warrants on the date of the consummation of the fundamental transaction. In the event of a fundamental transaction which is not approved by our board of directors, the holders of the Series B Ordinary Warrants have the right to require us or a successor entity to redeem the Series B Ordinary Warrant for the consideration paid in the fundamental transaction in the amount of the Black-Scholes value of the unexercised portion of the Series B Ordinary Warrant on the date of the consummation of the fundamental transaction.

Waivers and Amendments. No term of the warrants may be amended or waived without the written consent of the holder of such warrant.

Series F Warrants

Duration and Exercise Price

Each Series F Warrant has an exercise price equal to £235 per ADS. The Series F Warrants will be immediately exercisable from the date of issuance and may be exercised until the three and one-half (3.5) year anniversary of the initial issuance date. The exercise price and number of ADSs issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rate distributions, reorganizations, or similar events affecting the Company’s ordinary shares and ADSs and the exercise price.

Exercisability

The Series F Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Series F Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding ADSs immediately after exercise, except that upon prior notice from the holder to the Company, the holder may increase or decrease the amount of ownership of outstanding ADSs after exercising the holder’s Series H Warrants up to 9.99% of the number of the Company’s ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series H Warrants, provided that any increase will not be effective until 61 days following notice to us.

Cashless Exercise

If, at the time a holder exercises its Series F Warrants, a registration statement registering the resale of the Series F Warrant ADSs by the holder under the Securities Act of 1933, as amended (the “Securities Act”) is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares represented by ADSs determined according to a formula set forth in the Series H Warrants.

Trading Market

There is no established trading market for the Series F Warrants, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the Series F Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Series F Warrants will be extremely limited.

Rights as a Stockholder

Except as otherwise provided in the Series F Warrants or by virtue of the holder’s ownership of the Company’s ADSs, such holder of Series F Warrants does not have the rights or privileges of a holder of the Company’s ADSs, including any voting rights, until such holder exercises such holder’s Series F Warrants. The Series F Warrants will provide that the holders of the Series F Warrants have the right to participate in distributions or dividends paid on the Company’s ADSs.

Fundamental Transactions

If at any time the Series F Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions effects a Fundamental Transaction (as defined in the Series F Warrant), a Holder of Series F Warrants will be entitled to receive, upon exercise of the Series F Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the Series F Warrants immediately prior to the Fundamental Transaction.

Waivers and Amendments

The Series F Warrants may be modified or amended or the provisions of the Series F Warrants waived with the Company’s and the holder’s written consent.

Series G Warrants

Duration and Exercise Price

Each Series G Warrant will have an exercise price equal to £15.60 per ADS. The Series G Warrants will be immediately exercisable from the date of issuance and may be exercised until the first anniversary of the initial issuance date. The exercise price and number of ADSs issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rate distributions, reorganizations, or similar events affecting the Company’s ordinary shares and ADSs and the exercise price.

Exercisability

The Series G Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Series G Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding ADSs immediately after exercise, except that upon prior notice from the holder to the Company, the holder may increase or decrease the amount of ownership of outstanding ADSs after exercising the holder’s Series G Warrants up to 9.99% of the number of the Company’s ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series G Warrants, provided that any increase will not be effective until 61 days following notice to us.

Cashless Exercise

If, at the time a holder exercises its Series G Warrants, a registration statement registering the resale of the Series G Warrant ADSs by the holder under the Securities Act of 1933, as amended (the “Securities Act”) is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares represented by ADSs determined according to a formula set forth in the Series G Warrants.

Trading Market

There is no established trading market for the Series G Warrants, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the Series G Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Series G Warrants will be extremely limited.

Rights as a Stockholder

Except as otherwise provided in the Series G Warrants or by virtue of the holder’s ownership of the Company’s ADSs, such holder of Series G Warrants does not have the rights or privileges of a holder of the Company’s ADSs, including any voting rights, until such holder exercises such holder’s Series G Warrants. The Series G Warrants will provide that the holders of the Series G Warrants have the right to participate in distributions or dividends paid on the Company’s ADSs.

Fundamental Transactions

If at any time the Series G Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions effects a Fundamental Transaction (as defined in the Series G Warrant), a Holder of Series G Warrants will be entitled to receive, upon exercise of the Series G Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the Series G Warrants immediately prior to the Fundamental Transaction.

Waivers and Amendments

The Series G Warrants may be modified or amended or the provisions of the Series G Warrants waived with the Company’s and the holder’s written consent.

Series H Warrants

The material terms and provisions of the Series H Warrants are summarized below. This summary of some provisions of the Series H Warrants is not complete and is qualified in its entirety by the form of Series H Warrant, to be filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions of the form of Series H Warrants for a complete description of the terms and conditions of the Series H Warrant.

Duration and Exercise Price

Each Series H Warrant has an exercise price equal to £15.60 per ADS. The Series H Warrants will be immediately exercisable from the date of issuance and may be exercised until the first anniversary of the initial issuance date. The exercise price and number of ADSs issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rate distributions, reorganizations, or similar events affecting the Company’s ordinary shares and ADSs and the exercise price.

Exercisability

The Series H Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Series H Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding ADSs immediately after exercise, except that upon prior notice from the holder to the Company, the holder may increase or decrease the amount of ownership of outstanding ADSs after exercising the holder’s Series H Warrants up to 9.99% of the number of the Company’s ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series H Warrants, provided that any increase will not be effective until 61 days following notice to us.

Cashless Exercise

If, at the time a holder exercises its Series H Warrants, a registration statement registering the resale of the Series H Warrant ADSs by the holder under the Securities Act of 1933, as amended (the “Securities Act”) is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares represented by ADSs determined according to a formula set forth in the Series H Warrants.

Trading Market

There is no established trading market for the Series H Warrants, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the Series H Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Series H Warrants will be extremely limited.

Rights as a Stockholder

Except as otherwise provided in the Series H Warrants or by virtue of the holder’s ownership of the Company’s ADSs, such holder of Series H Warrants does not have the rights or privileges of a holder of the Company’s ADSs, including any voting rights, until such holder exercises such holder’s Series H Warrants. The Series H Warrants will provide that the holders of the Series H Warrants have the right to participate in distributions or dividends paid on the Company’s ADSs.

Fundamental Transactions

If at any time the Series H Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions effects a Fundamental Transaction (as defined in the Series H Warrant), a Holder of Series H Warrants will be entitled to receive, upon exercise of the Series H Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the Series H Warrants immediately prior to the Fundamental Transaction.

Waivers and Amendments

The Series H Warrants may be modified or amended or the provisions of the Series H Warrants waived with the Company’s and the holder’s written consent.

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

The following is a brief summary of certain terms and conditions of the pre-funded warrants we have ssued.

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

Rights as a Shareholder. Except as otherwise provided in the pre-funded warrant or by virtue of such holder’s ownership of shares of our ADSs, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our ADSs, including any voting rights, until the holder exercises the pre-funded warrant. The pre-funded warrants will provide that holders have the right to participate in distributions or dividends paid on our ADSs.

Placement Agent Warrants

The following summary of certain terms and provisions of the Placement Agent Warrants that are in issue.

Duration and Exercise Price. Each Placement Agent Warrant in issue have an initial exercise price ranging from £19.00 per ADS to $25,000 per ADS. The Placement Agent Warrants are immediately exercisable and will expire five years from the commencement of sales in the relevant offering. The exercise price and number of ADSs issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ADSs and the exercise price.

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

Fundamental Transaction. In the event of a fundamental transaction, as described in the Placement Agent Warrants and generally including any reorganization, recapitalization or reclassification of our ADSs, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ADSs, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ADSs, the holders of the Placement Agent Warrants will be entitled to receive upon exercise of the Placement Agent Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Placement Agent Warrants immediately prior to such fundamental transaction. In addition, in the event of a fundamental transaction which is approved by our board of directors, the holders of the Placement Agent Warrants may have the right to require us or a successor entity to redeem the Placement Agent Warrant for cash in the amount of the Black-Scholes value of the unexercised portion of the Placement Agent Warrant on the date of the consummation of the fundamental transaction. In the event of a fundamental transaction which is not approved by our board of directors, the holders of the Placement Agent Warrants have the right to require us or a successor entity to redeem the Placement Agent Warrants for the consideration paid in the fundamental transaction in the amount of the Black Scholes value of the unexercised portion of the Placement Agent Warrant on the date of the consummation of the fundamental transaction.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

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

Currency risk

The Group has transactions denominated in various currencies, with the principal currency exposure being fluctuations in U.S. Dollars and Euros against pound sterling. T

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective at a reasonable assurance level due to the material weaknesses in internal control over financial reporting described below. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

We are an “emerging growth company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Additionally, this Report does not contain an attestation report of our registered public accounting firm regarding internal control over financial reporting since the Company, as an emerging growth company and non-accelerated filer, is not required to provide such report.

Material Weaknesses in Internal Control over Financial Reporting

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2024 was not effective.

We identified material weaknesses in our internal control over accounting for complex financial instruments (including in determining the appropriate valuation basis in areas requiring significant judgement) and in the accounting for our property leases on conversion from IFRS to GAAP, which remained unremediated as of December 31, 2024, prior to processing corrective adjustments to the financial information which is included in the financial statements that are included in this Annual Report. After identifying the material weaknesses, we implemented measures designed to improve our financial control in the aforementioned areas through early engagement with third party technical accounting experts and those measures are now in operation.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The audit committee consists of James Culverwell (chair) and Arlene Morris. The audit committee consists exclusively of members of our board who are financially literate, and our board of directors has determined that James Culverwell is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Mr. Culverwell is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

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

Our financial statements have been prepared in accordance with U.S. GAAP and are audited by Marcum LLP (“Marcum”), our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.

Marcum has served as our independent registered public accountant for the years ended December 31, 2024 and 2023, for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by Marcum with respect to the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
	(in thousands)
Audit Fees (1)	£459,843	£459,511
Tax fees	-
All other fees	-	-
Total	£459,843	£459,511

(1)	Audit fees consist of fees for the audit of our annual financial statements and the review of our interim financial statements.

Our Audit Committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit. All of the services related to our company provided by Marcum during the last two fiscal years have been approved by the Audit Committee.

During our assessment of internal controls over financial reporting as of December 31, 2024, we identified the following material weaknesses: (a) the accounting for complex financial instruments and (b) and accounting for leases.

Item 16D.	Exemptions From the Listing Standards for Audit Committee

Not applicable.

Item 16E.	Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in the Registrant’s Certifying Accountant

On November 1, 2024, CBIZ CPAs P.C. (“CBIZ”) acquired the attest business of Marcum. As a result of the acquisition of the Marcum attestation business, on May 6, 2025, the Company was notified by Marcum that Marcum will resign effective immediately upon the filing of the Company’s Form 20-F for the fiscal year ended December 31, 2024. Concurrently with the Marcum notification, on May 7, 2025, the Company, with the approval of the Audit Committee of the Company’s Board of Directors has engaged CBIZ as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

The reports of Marcum regarding the Company’s financial statements for the fiscal years ended December 31, 2024, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except for the addition of an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern.

During the years ended December 31, 2024, 2023 and 2022, and through May 9, 2025, there were (a) no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to such disagreement in its report and (b) no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions, except for the material weaknesses in the Company’s internal control over financial reporting as disclosed in Item 15 to this Annual Report for the fiscal year ended December 31, 2024).

The Company has provided Marcum with a copy of the above disclosures prior to this filing with the Securities and Exchange Commission (the “Commission”). A letter to the Commission, dated May 9, 2025, from Marcum regarding its concurrence or disagreement with the statements made by the Company in this current report concerning the resignation of Marcum as the Company’s independent registered public accounting firm is attached as Exhibit 16.1 hereto.

During the years ended December 31, 2024, 2023 and 2022, the subsequent interim periods thereto, and through May 9, 2025, neither the Company nor anyone acting on its behalf consulted with CBIZ with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that CBIZ concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issues; or (ii) any matter that was the subject of a disagreement or a reportable event set forth in Item 304(a)(1)(iv) and (v), respectively, of Regulation S-K promulgated under the Exchange Act of 1934.

Item 16G	Corporate Governance

See Item 6.B., where the exemptions provided to foreign private issuers by the Nasdaq Listing Rules that we take advantage of are discussed.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 16J.	Insider Trading Policy

On February 7, 2022, the Company adopted an insider trading policy. During the fiscal year ended December 31, 2024, none of our directors or officers informed us of the adoption, modification or termination of a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as those terms are defined in Regulation S-K, Item 408.

Item 16K.	Cybersecurity

Risk Management and Strategy

TC BioPharm recognizes the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data.

Managing Material Risks & Integrated Overall Risk Management

Currently, TC BioPharm does not have a formalized cybersecurity risk management process. However, the organization is working toward implementing a framework for assessing, identifying, and managing material risks from cybersecurity threats. A managed IT service provider continuously works to evaluate and address cybersecurity risks in alignment with our business objectives and operational needs. This includes assessing cybersecurity risk as part of an overall risk assessment and considering the likelihood and potential consequences of each risk. Plans also include the identification of critical cybersecurity risks (e.g., malware, phishing, ransomware, and unauthorized access) and the implementation of formalized mitigants to address those risks such as cybersecurity policies and incident response strategy.

Third-Party Risk

TC BioPharm does not currently engage with third parties in connection with cybersecurity risk management. Third-party consultants including cybersecurity auditors are being considered for future engagement, at which point any risks stemming from the use of third parties will be incorporated in the cybersecurity risk assessment.

Risks from Cybersecurity Threats

TC BioPharm has not encountered any cybersecurity risks or incidents that have materially impacted our business strategy, operational results, or financial condition. We remain dedicated to maintaining a strong cybersecurity posture by continually analyzing and improving our security procedures to reduce potential risks. This approach to cybersecurity is critical for protecting sensitive information and guaranteeing the reliability of our business operations.

Governance

Board of Directors Oversight

The Board of Directors is aware of the critical nature of managing risks associated with cybersecurity threats. The Board is committed to effective governance in managing risks associated with cybersecurity threats because we recognize the significance of these threats to our operational integrity and stakeholder confidence.

The Board of Directors is informed of relevant cybersecurity risks and related updates during quarterly Board meetings by the CFO who is also a Board member. There have been no critical, time sensitive cybersecurity updates thus far, but if this did occur it would be escalated to the Board immediately.

Management’s Role Managing Risk

Within the management team, the responsibility for assessing and managing cybersecurity risk falls under the purview of the Operations Manager who works closely with a Managed IT service provider. This enriches our collective capabilities by leveraging their extensive experience and specialized skills. This collaboration significantly bolsters our overall cybersecurity stance, creating a well-rounded and robust defense against emerging threats.

Monitoring Cybersecurity Incidents

TC BioPharm’s IT Service Provider monitors cybersecurity events and logs for unusual activity or potential security breaches within the network. E-mail alerts are sent in real time as notification for any suspicious activity including phishing attempts, suspicious attachments, and other e-mail-related security concerns. The IT Service Provider also utilizes security tools to regularly conduct thorough scans of the network infrastructure. The tools help identify vulnerabilities, malware, and other potential threats, enabling a proactive measure to prevent and mitigate cybersecurity incidents.

Reporting to Board of Directors

The Operations Manager is responsible for escalation of pertinent cybersecurity risks to the CFO. This includes briefings on existing threat scenarios, updates on incident response efforts, and recommendations for enhancing our cybersecurity stance. As a member of the Board of Directors, the CFO communicates key information to the remaining Board members.

Part III

Item 17	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19.	Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
3.1	Articles of Association of TC BioPharm (Holdings) plc	F-1	333-260492	3.2	03/08/2022
3.2	Amendment to Articles of Association	6-K	001-41231	99.1	10/06/2022
4.1	Deposit Agreement – Bank of New York Mellon for American Depositary Shares	F-1	333-260492	4.1	01/14/2022
4.2	Form of American Depositary Share (included in Exhibit 2.1)	F-1	333-260492	4.2	01/14/2022
4.3	Warrant Agent Agreement with Computershare Inc.	F-1	333-260492	4.4	01/14/2022
4.4	Form of Warrant Certificate (included in Exhibit 2.3)	F-1	333-260492	4.5	01/14/2022
4.5	Form of Ordinary Share Certificate	F-1	333-260492	4.6	01/14/2022
4.6	Form of Representative Warrant	F-1	333-260492	4.3	01/14/2022
4.7	Description of Securities of Registrant	20-F	001-41231	4.11	05/13/2022
4.8	Form of Pre-Funded Warrant	6-K	001-41231	10.1	11/30/2022
4.9	Form of Series A and Series B Ordinary Warrant	6-K	001-41231	10.2	11/30/2022
4.10	Form of Placement Agent Warrant	6-K	001-41231	10.3	11/30/2022
4.11	Form of Pre-Funded Warrant	6-K	001-41231	10.1	03/23/2023
4.12	Form of Placement Agent Warrant	6-K	001-41231	10.2	03/23/2023
4.13	Form of Series C Ordinary Warrant	6-K	001-41231	10.3	03/23/2023
4.14	Form of Series D Warrant	6-K	001-41231	4.1	08/31/2023
4.15	Form of Pre-Funded Warrant	6-K	001-41231	10.1	12/21/2023
4.16	Form of Placement Agent Warrant	6-K	001-41231	10.3	12/21/2023
4.17	Form of Series E Warrant	6-K	001-41231	10.2	12/21/2023
4.18	Form of Series F Warrant	8-K	001-41231	4.1	05/08/2024
4.19	Form of Pre-Funded Warrant	6-K	001-41231	10.1	08/15/2024
4.20	Form of Series G Warrant	6-K	001-41231	10.2	08/15/2024
4.21	Form of Pre-Funded Warrant	6-K	001-41231	10.1	08/30/2024
4.22	Form of Series H Warrant	6-K	001-41231	10.2	08/30/2024
10.1	Form of 2014 Share Option Scheme of Registrant	F-1	333-260492	10.1	01/14/2022
10.2	Form of 2021 Share Option Scheme (including sub-plan for U.S. based persons) of Registrant	F-1	333-260492	10.2	01/14/2022
10.3	Form of 2021 Company Share Option Plan (CSOP) of Registrant	F-1	333-260492	10.3	01/14/2022
10.4	Convertible Loan Note, up to $20,000,000 in principal amount	F-1	333-260492	10.6	01/14/2022
10.5	Form of Lock Up Agreement of Pre-IPO Smaller Shareholders	F-1	333-260492	10.8	01/14/2022
10.6	Form of Lock Up Agreement of Pre-IPO Management and Larger Shareholders	F-1	333-260492	10.9	01/14/2022
10.7	Form of Lock Up Agreement of Holders of Convertible Loan Notes	F-1	333-260492	10.10	01/14/2022
10.8	Form of Deed of Indemnity for directors and officer	20-F	001-41231	4.10	05/13/2022
10.9	Form of Securities Purchase Agreement for Nov 2022 Private Placement	6-K	001-41231	10.4	11/30/2022
10.10	Form of Registration Rights Agreement for Nov 2022 Private Placement	6-K	001-41231	10.5	11/30/2022
10.11	Form of Securities Purchase Agreement for March 2023 Offering	6-K	001-41231	10.4	03/30/2023
10.12	Warrant Amendment Agreement, dated March 27, 2023	6-K	001-41231	10.5	03/30/2023
10.13	Form of Warrant Amendment Agreement, dated July 10, 2023	6-K	001-41231	10.1	07/24/2023
10.14	Form of Inducement Letter, dated August 30, 2023	6-K	001-41231	10.1	08/31/2023
10.15	Form of Securities Purchase Agreement for December 2023 Offering	6-K	001-41231	10.4	12/21/2023
10.16	Form of Warrant Amendment Agreement, dated December 19, 2023	6-K	001-41231	10.5	12/21/2023
10.17	Inducement Letter, dated May 6, 2024	8-K	001-41231	10.1	05/08/2024
	Form of Securities Purchase Agreement, dated August 13, 2024	6-K	001-41231	10.3	08/15/2024
10.18	Form of Securities Purchase Agreement, dated August 28, 2024	6-K	001-41231	10.3	08/30/2024
10.19	At the Market Offering Agreement by and between the Company and H.C. Wainwright & Co., LLC dated December 16, 2024	6-K	001-41231	99.1	12/17/2024
14.1	Code of Ethics of the Registrant	F-1	333-260492	11.1	01/14/2022
16.1*	Letter from Marcum LLP
19.1*	Insider Trading Policy
21.1	List of Subsidiaries of Registrant	F-1	333-260492	21.1	01/14/2022
31.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
31.2*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
32.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2022
97.1*	Clawback Policy

101.INS XBRL*	Instance Document
101.SCH XBRL*	Taxonomy Extension Schema Document
101.CAL XBRL*	Taxonomy Extension Calculation Linkbase Document
101.LAB XBRL*	Taxonomy Extension Label Linkbase Document
101.PRE XBRL*	Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TC BIOPHARM (HOLDINGS) PLC

By:	/s/ Bryan Kobel
Name:	Bryan Kobel
Title:	Chief Executive Officer
By:	/s/ Martin Throp
Name:	Martin Throp
Title:	Chief Financial Officer

Date: May 9, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

TC BioPharm (Holdings) plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TC BioPharm (Holdings) plc (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2022.

New York, NY
May 9, 2025

TC BIOPHARM (HOLDINGS) PLC

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023

ASSETS
Current assets:
Cash and cash equivalents	£1,215,640	£2,462,609
Corporation tax receivable	651,971	1,043,593
Prepaid expenses and other current assets	3,907,040	2,194,725
Total current assets	5,774,651	5,700,927

Non-current assets:
Property and equipment, net	954,808	1,274,798
Operating lease right of use assets	1,132,816	1,340,769
Intangible assets, net	466,262	615,170
Total assets	8,328,537	8,931,664

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	3,819,431	4,431,840
Derivative liability	-	13,437
Current portion of operating lease liability	328,464	305,324
Total current liabilities	4,147,895	4,750,601
Non-current operating lease liability	1,171,019	1,495,833
Total liabilities	5,318,914	6,246,434

Shareholders’ Equity:
Ordinary shares, £0.0001 par value, 2,550,807,451 (including 559,329,010 shares declared as a stock dividend on December 30, 2024 and issued on January 3, 2025) and 20,570,088 authorized, issued, and outstanding as of December 31, 2024 and 2023, respectively	255,082	2,057
Deferred shares, £0.0001 par value, 794,955 authorized, issued, and outstanding as of December 31, 2024 and 2023, respectively	397,398	397,398
Additional paid-in capital	54,916,172	42,690,774
Accumulated deficit	(52,559,029)	(40,404,999)
Total shareholders’ equity	3,009,623	2,685,230
Total liabilities and shareholders’ equity	£8,328,537	£8,931,664

The accompanying footnotes are an integral part of these consolidated financial statements.

TC BIOPHARM (HOLDINGS) PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

Revenue	£-	£-	£3,844,532

Operating expenses:
Research and development expenses	5,367,046	7,771,391	7,592,470
Administrative expenses	7,400,624	6,467,932	7,030,972
Administrative expenses – costs related to preparing for listing	-	-	1,305,087
Total operating expenses	12,767,670	14,239,323	15,928,529
Loss from operations	(12,767,670)	(14,239,323)	(12,083,997)

Other income (expense):
Loss on modification of convertible loan	-	(645,845)	(140,344)
Change in fair value of derivative liability	13,437	8,052,581	16,064,945
Interest expense	-	(83,025)	(6,753,231)
Other expense, net	(51,768)	(80,070)	(120,974)
Total other (expense) income, net	(38,331)	7,243,641	9,050,396
Net loss before income taxes	(12,806,001)	(6,995,682)	(3,033,601)
Income tax credit	651,971	1,088,729	1,720,000

Net loss	£(12,154,030)	£(5,906,953)	£(1,313,601)

Weighted-average ordinary shares outstanding, basic and diluted	377,472,894	6,178,423	687,199
Basic and diluted net loss per share	£(0.03)	£(0.96)	£(1.91)

The accompanying footnotes are an integral part of these consolidated financial statements.

TC BIOPHARM (HOLDINGS) PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Ordinary shares		Deferred shares		Additional Paid-in	Accumulated	Shareholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balance, January 1, 2022	390,952	£195,476	-	£-	£16,710,757	£(33,465,282)	£(16,559,049)
Share-based compensation expense	-	-	-	-	1,123,250		1,123,250
Issuance of ordinary shares, net of issuance costs	559,006	202,017	-	-	16,597,811	-	16,799,828
Redesignation of nominal value to deferred shares	-	(397,398)	794,955	397,398	-	-	-
Adjustments to convert from IFRS to GAAP	-	-	-	-	-	280,837	280,837
Net loss	-	-	-	-	-	(1,313,601)	(1,313,601)
Balance, December 31, 2022	949,958	£95	794,955	£397,398	£34,431,818	£(34,498,046)	£331,265

					Additional		Total
	Ordinary shares		Deferred shares		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance, January 1, 2023	949,958	£95	794,955	£397,398	£34,431,818	£(34,498,046)	£331,265

Share-based compensation expense	-	-	-	-	444,459	-	444,459
Issuance of ordinary shares, net of issuance costs	19,620,130	1,962	-	-	5,231,151	-	5,233,113
Reclassification of warrants to equity	-	-	-	-	1,550,367	-	1,550,367
Issuance of warrants	-	-	-	-	1,032,979	-	1,032,979
Net loss	-	-	-	-	-	(5,906,953)	(5,906,953)
Balance, December 31, 2023	20,570,088	£2,057	794,955	£397,398	£42,690,774	£(40,404,999)	£2,685,230

					Additional		Total
	Ordinary shares		Deferred shares		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance, January 1, 2024	20,570,088	£2,057	794,955	£397,398	£42,690,774	£(40,404,999)	£2,685,230

Share-based compensation expense	-	-	-	-	1,013,788	-	1,013,788
Issuance of ordinary shares, net of issuance costs	287,504,353	28,751	-	-	762,972	-	791,723
Issuance of shares in connection with exercise of warrants, net of issuance costs	1,683,404,000	168,341	-	-	10,504,571	-	10,672,912
Ordinary shares issued in connection with stock dividend	559,329,010	55,933	-	-	(55,933)	-	-
Net loss	-	-	-	-	-	(12,154,030)	(12,154,030)
Balance, December 31, 2024	2,550,807,451	£255,082	794,955	£397,398	£54,916,172	£(52,559,029)	£3,009,623

The accompanying footnotes are an integral part of these consolidated financial statements.

TC BIOPHARM (HOLDINGS) PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	£(12,154,030)	£(5,906,953)	£(1,313,601)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	383,587	596,726	714,550
Amortization of intangible assets	50,682	36,282	55,046
Write-off intangible assets	127,139	-	-
Share-based compensation expense	1,013,788	444,459	1,123,250
Loss on modification of convertible loan	-	645,845	140,344
Change in fair value of derivative liability	(13,437)	(8,052,581)	(16,064,945)
Net foreign exchange loss	51,801	80,070	120,974
Noncash interest expense	-	71,568	6,628,406
Loss on disposal of property, plant and equipment, net	-	-	8,646
Changes in operating assets and liabilities:
Change in corporation tax receivable	391,622	676,407	(312,801)
Change in prepaid expenses and other current assets	(1,712,310)	(1,275,269)	(37,503)
Change in operating lease right of use assets	207,953	189,505	196,577
Change in accounts payable and accrued liabilities	(612,409)	2,272,782	(1,944,557)
Change in lease liabilities	(301,674)	(323,711)	(762,150)
Change in deferred income	-	-	(3,844,533)
Net cash used in operating activities	(12,567,288)	(10,544,870)	(15,292,297)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant, and equipment	(63,600)	(110,353)	(240,712)
Disposal of property, plant, and equipment	-	-	55,000
Purchase of intangible assets	(28,914)	(98,436)	(124,485)
Net cash used in investing activities	(92,514)	(208,789)	(310,197)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible loan, net of issuance costs	-	-	18,110
Repayment of convertible loan	-	-	(2,632,324)
Proceeds from exercise of warrants	11,084,447	-	-
Proceeds from sale of warrants	-	5,127,260	18,806,153
Issuance costs in connection with exercise of warrants	(411,536)	(793,746)	(908,602)
Issuance of ordinary shares	819,635	4,186,862	3,369,877
Issuance costs in connection with issuance of ordinary shares	(27,912)	-	-
Net cash provided by financing activities	11,464,634	8,520,376	18,653,214

Foreign exchange (loss) gain on cash and cash equivalents	(51,801)	(112,168)	190,652

NET CHANGE IN CASH	(1,246,969)	(2,345,451)	3,241,372
Cash - Beginning of period	2,462,609	4,808,060	1,566,688
Cash - End of period	£1,215,640	£2,462,609	4,808,060

Supplemental disclosures of non-cash financing activity
Stock dividend	£55,933	£-

The accompanying footnotes are an integral part of these consolidated financial statements.

TC BIOPHARM (HOLDINGS) PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE AND DESCRIPTION OF BUSINESS

TC BioPharm (Holdings) plc (“TC BioPharm” or the “Company”) was incorporated on October 25, 2021 as a Public limited company, limited by shares, in Scotland and domiciled in the United Kingdom and has the following wholly owned subsidiaries: TC BioPharm Limited, TC BioPharm (North America) Inc. and TC BioPharm BV (together the “Group” and “Company”).

The principal activity of the Company is as a clinical stage immuno-therapy company pioneering commercialization of allogeneic, ‘off-the-shelf’ gamma-delta T cell (‘GD-T’) therapies, ranging from unmodified GD-T therapies to treat hematological cancers and viral infections, to sophisticated proprietary GD-T CAR-T products designed to reach and treat solid tumors.

The Company was historically classified as a foreign private issuer (“FPI”), and as of June 30, 2023, the Company determined that, pursuant to the definition provided in Rule 405 of the Securities Act of 1933, it no longer satisfied the criteria to be considered an FPI. Pursuant to section 6120 of the Securities and Exchange Commission’s (“SEC”) financial reporting manual (“FRM”) the Company was permitted to continue to use forms applicable to FPIs for the remainder of its fiscal year ended December 31, 2023. Starting on January 1, 2024, the Company began using the forms prescribed for domestic registrants and filed a Form 10-K for its fiscal year ended December 31, 2023. As of June 28, 2024, the Company determined that it requalified to be an FPI (as that term has been defined by Rule 405 of the Securities Act of 1933). Pursuant to Rule 405 of the Securities Act of 1933, the Company was immediately permitted to use forms and rules designated for FPIs. Thus, the Company began using such forms and rules as of June 28, 2024.

ADS Ratio Changes

On December 15, 2023, the Company changed its ratio of American Depositary Shares (“ADSs”) ordinary shares from one ADS representing one ordinary share to one ADS representing 20 ordinary shares (the “ADS Ratio Change”).

On July 31, 2024, the Company changed its ratio of its ADSs to ordinary shares from one ADS representing 20 ordinary shares to one ADS representing 200 ordinary shares.

On February 10, 2025, the Company changed its ratio of ADSs ordinary shares from one ADS representing 200 ordinary shares to one ADS representing 4,000 ordinary shares.

As a result of the ratio changes, all references in these consolidated financial statements and accompanying notes to units of ordinary shares underlying ADSs are reflective of the ratio change for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

Share Issuances

Immediately prior to completion of the IPO, the Company re-organized its share capital whereby all of the outstanding series A ordinary shares were re-designated as ordinary shares of TC BioPharm (Holdings) plc on a one for one basis. Immediately prior to the completion of the offering, a further 24,693 ordinary shares were issued, under the terms of the Articles of Association to certain shareholders who, prior to the IPO, owned A ordinary shares which carried the right, to subscribe at nominal value for a certain number of additional shares, calculated by reference to the pre-money valuation of the IPO. The fair value of the shares issued was £3.8 million.

On February 10, 2022, the Company issued 16 ADSs representing 63,280 ordinary shares with nominal value of £31,640 and warrants to buy 32 ADSs on conversion of loan notes totaling $13.4 million (£9.9 million).

On February 10, 2022, the Company completed the IPO, listing on Nasdaq, issuing 21 ADSs representing 82,353 ordinary shares with nominal value of £41,176 and warrants to buy 47 ADSs for proceeds before expenses of $17.5 million (£12.8 million). Funding costs of $3.0 million (£2.2 million) including underwriter fees were incurred.

Between June 7, 2022 and June 8, 2022, the Company issued and sold 58 ADSs representing 230,000 ordinary shares generating proceeds of $4.6 million (£3.7 million) before deductions for offering expenses of approximately $0.8 million (£0.6 million).

On August 9, 2022, Convertible Loan Noteholders with loan notes with a face value of $0.8 million (£0.6 million) agreed to not exercise their right to be repaid and in consideration for this agreement received warrants over 11,678 ordinary shares. In addition, the conversion price of the loan notes was amended to be the lower of (i) the 5-day trailing VWAP of the Company’s ADS calculated as at 31 January 2023 and (ii) $5,000, subject to not being below $2,000.

On August 9, 2022, the Company issued 1 ADSs representing 3,676 ordinary shares and warrants to buy 2 ADSs on conversion of loan notes totaling $0.8 million (£0.7 million).

On November 15, 2022, the Company issued 21 Ordinary shares (number stated prior to the reverse split) for a consideration of $7.565 (£6.362) per share.

On November 24, 2022, the Company issued 3 Ordinary shares for a consideration of $6.51 (£5.41) per share.

On November 27, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) as purchasers. Pursuant to the Purchase Agreement, the Company sold, and the Investors purchased in a private placement an aggregate of 39 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 329 ADS (the “Pre-Funded Warrants”), Series A purchase warrants to purchase up to 368 ADSs (the “Series A Ordinary Warrants”) and Series B purchase warrants to purchase up to 368 ADSs (the “Series B Ordinary Warrants” and together with the Series A Ordinary Warrants, the “Ordinary Warrants”) for aggregate gross proceeds of $7.4 million (£6.1 million), excluding any proceeds that may be received upon exercise of the Ordinary Warrants. The purchase price for each ADS and associated Ordinary Warrants is $100 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants is $99.98.

During January of 2023, the Company issued 329 ADSs (on a post-ratio change basis) or 1,315,000 ordinary shares, par value £0.0001 per share of Company, based on a price per share of £0.0001 on exercise of pre-funded warrants that had been issued in prior financing rounds. As the pre-funded warrants contained a nominal exercise price, the exercise of the pre-funded warrants resulted in nominal proceeds to the Company.

On March 27, 2023, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Investors, pursuant to which the Company agreed to issue and sell an aggregate of 54 ADSs (on a post-ratio change basis), or 215,000 ordinary shares, pre-funded warrants to purchase up to 806 ADS (on a post-ratio change basis) (the “Pre-Funded Warrants”), and Series C purchase warrants to purchase up to 859 ADSs (on a post-ratio change basis) (the “Ordinary Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). In addition, the Company also issued placement agent warrants to purchase 64 ADSs (on a post-ratio change basis). The purchase price for each ADS and associated Ordinary Warrants was $6,400 (on a post-ratio change basis) and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants was $6,396 (on a post-ratio change basis). The Ordinary Warrants were immediately exercisable, expire five years from the date of issuance and the Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The total net proceeds from this offering were approximately £4.0 million (or approximately $4.9 million), after deducting estimated offering expenses of approximately £0.5 million.

On March 27, 2023 the Company also agreed that certain existing warrants to purchase up to an aggregate of 700 ADSs (on a post-ratio change basis) of the Company that were previously issued on November 30, 2022, at an exercise price of $20,000 per ADS (on a post-ratio change basis) and expiration dates of May 30, 2025 and May 30, 2028, were amended so that the amended warrants had a reduced exercise price of $7,000 per ADS (on a post-ratio change basis).

In the period from June 2023 to August 2023, Convertible Loan Noteholders with loan notes with a face value of $0.81 million (£0.63 million) converted the loan notes into equity through the issuance of 1,590,130 Ordinary shares.

On August 30, 2023, the Company entered into an agreement with its Series A and B warrant holders whereby it induced 350 and 350 of the outstanding warrants (on a post-ratio change basis), respectively. In addition, the Company also entered into an agreement with its Series C warrant holders to induce all of the outstanding warrants (859 (on a post-ratio change basis)). The inducement resulted in gross proceeds to the Company of approximately $2.8 million. In order to incentivize the inducement, the Company issued 3,119 Series D warrants (on a post-ratio change basis) to certain Series A and B warrant holders and all Series C warrant holders. In addition, the Company also issued placement agent warrants to purchase 117 ADSs (on a post-ratio change basis).

On December 18, 2023, the Company entered into a Third Securities Purchase Agreement (the “Third Purchase Agreement”) with a certain institutional investor (the “Investor”) pursuant to which the Company agreed to issue and sell to the Investor in a best-efforts public offering 375 ADSs (on a post-ratio change basis) representing 1,500,000 ordinary shares, pre-funded warrants to purchase up to 8,375 ADS (on a post-ratio change basis) representing 33,500,000 Ordinary Shares (the “Pre-Funded Warrants”), and series E purchase warrants to purchase up to 8,750 ADSs (on a post-ratio change basis) representing 35,000,000 Ordinary Shares (the “Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). The purchase price for each ADS and associated Warrant was $400 and the purchase price per each Pre-Funded Warrant and associated Warrant was $400. The Warrants are immediately exercisable, will expire five years from the date of issuance and have an exercise price of £316.28 per ADS (on a post-ratio change basis). The Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full at an exercise price of $0.20 per ADS (on a post-ratio change basis). Additionally, the Company agreed that a certain number of existing warrants to purchase up to an aggregate of 3,119 ADSs (on a post-ratio change basis) of the Company that was previously issued on September 5, 2023, at an exercise price of £1,400 per ADS (on a post-ratio change basis) and an expiration date of March 5, 2029, were amended effective upon the closing of the offering so that the amended warrant will have a reduced exercise price of £316.28 per ADS (on a post-ratio change basis). The Securities Purchase Agreements resulted in gross proceeds of $3.5 million.

During January of 2024, the Company issued 6,990 ADSs (on a post-ratio change basis) or 27,960,000 ordinary shares, based on a price per share of £0.0001 on exercise of pre-funded warrants that had been issued in prior financing rounds. As the pre-funded warrants contained a nominal exercise price, the exercise of the pre-funded warrants resulted in nominal proceeds to the Company.

 On March 8, 2024, the company issued 605 ADSs (on a post-ratio change basis) or 2,421,400 ordinary shares, based on a price per share of £0.0001 on exercise of share options that had been issued to a consultant as part of the consideration for undertaking consulting services. The issued shares options were recognized as non-employee compensation expense in accordance with Accounting Standards Codification (“ASC”) 718 Compensation – Stock Compensation.

On March 11, 2024, the Company issued 119 ADSs (on a post-ratio change basis) or 476,153 ordinary shares of Company to Bryan Kobel, the Chief Executive Officer of the Company following an agreement to convert an aggregate amount of approximately £19,765 (or approximately $24,760) of accrued but unpaid contractual pension benefits owed to him. The issued ADSs were based on a price per ADS equal to the closing price of the Company’s ADSs on the Nasdaq Capital Market on March 7, 2024.

On March 12, 2024, the Company issued 3,119 ADSs (on a post-ratio change basis) representing 12,475,000 ordinary shares of the Company upon exercise of outstanding Series D warrants resulting in gross cash proceeds to the Company of £986,772 (approximately $1,263,000).

On May 6, 2024, the Company entered into a letter agreement (the “Inducement Letter”) with certain holders (the “Holders”) of existing Series E warrants (the “Existing Warrants”) to purchase ordinary shares represented by ADSs of the Company. The Existing Warrants were issued on December 21, 2023 and have an exercise price of £357 per ADS (on a post-ratio change basis). Each ADS represents 4,000 ordinary shares of the Company. Pursuant to the Inducement Letter, the Holders agreed to exercise their Existing Warrants to purchase an aggregate of 8,750 ADSs (on a post-ratio change basis) of the Company for cash and the payment of £19.925 (US$25.00) per new warrant in consideration for the Company’s agreement to issue new Series F warrants to purchase ordinary shares represented by ADSs (the “New Warrants”) to purchase up to 70,000,000 of the Company’s ordinary shares represented by 17,500 ADSs (on a post-ratio change basis). The Company received aggregate gross proceeds of approximately £3.1 million from the exercise of the Existing Warrants by the Holders, prior to deducting placement agent fees and estimated offering expenses.

On August 13, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an investor (the “Investor”) pursuant to which the Company agreed to issue and sell to the Investor in a best-efforts public offering 1,198 ADSs (on a post-ratio change basis) representing 4,790,000 ordinary shares, pre-funded warrants to purchase up to 98,802 ADSs (on a post-ratio change basis) representing 395,210,000 Ordinary Shares (the “Pre-Funded Warrants”), and series G purchase warrants to purchase up to 100,000 ADSs (on a post-ratio change basis) representing 400,000,000 Ordinary Shares (the “Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). The purchase price for each ADS and associated Warrant was $20.00 (on a post-ratio change basis) and the purchase price per each Pre-Funded Warrant and associated Warrant was $19.98 (on a post-ratio change basis). The Warrants are immediately exercisable, will expire one year from the date of issuance and have an exercise price of £15.60 per ADS (on a post-ratio change basis), subject to adjustment as set forth therein. The Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full at an exercise price of $0.02 per ADS (on a post-ratio change basis), subject to adjustment therein. The offering closed on August 15, 2024. The Offering resulted in gross proceeds of $2.0 million (£1.6 million) before deducting related offering expenses.

On August 28, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors pursuant to which the Company agreed to issue and sell to the Investor in a best-efforts public offering 2,678 ADSs (on a post-ratio change basis) representing 10,711,600 Ordinary Shares, pre-funded warrants to purchase up to 297,322 ADSs (on a post-ratio change basis) representing 1,189,288,400 Ordinary Shares (the “Pre-Funded Warrants”), and series H purchase warrants to purchase up to 300,000 ADSs (on a post-ratio change basis) representing 1,200,000,000 Ordinary Shares (the “Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). The purchase price for each ADS and associated Warrant is $20.00 (on a post-ratio change basis) and the purchase price per each Pre-Funded Warrant and associated Warrant is $19.98 (on a post-ratio change basis). The Warrants are immediately exercisable, will expire one year from the date of issuance and have an exercise price of £15.20 per ADS (on a post-ratio change basis), subject to adjustment. The Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full at an exercise price of $0.02 per ADS, subject to adjustment. The offering closed on August 29, 2024. The offering resulted in gross proceeds of $6.0 million (£4.6 million) before deducting related offering expenses. As at December 31, 2024, prefunded warrants over 204,929,400 Ordinary shares remained outstanding.

In 2024, the series G and series H warrants representing a total of 57,100 ADSs (on a post-ratio change basis) representing 228,400,000 ordinary shares were exercised and the Company received $1.1 million in cash receipts in connection with the exercise.

On December 16, 2024, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), under which the Company may offer and sell shares of its ADSs representing ordinary shares, par value £0.0001 per share (the “Shares”), having an aggregate sales price of up to $14,000,000 through Wainwright as the sales manager. Sales of the Company’s ADSs through Wainwright, if any, will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, including, without limitation, sales made directly on The Nasdaq Stock Market LLC (“Nasdaq”) or any other existing trading market for the Company’s ADSs. Wainwright will use commercially reasonable efforts to sell shares of the Company’s ADSs from time to time, based on instructions from the Company (including any price, time or size limits or other parameters or conditions the Company may impose). The Company will pay Wainwright a commission equal to 3.0% of the aggregate gross proceeds from the sales of the Company’s ADSs sold through Wainwright under the ATM Agreement and will also reimburse Wainwright for certain specified expenses in connection with entering into the ATM Agreement as well as in connection with each Representation Date (as defined in the ATM Agreement). In the period to December 31, 2024, the Company had issued 67,276 ADSs representing 269,105,200 Ordinary shares for total gross proceeds of $960,879 (£767,414).

Stock Dividend

On December 18, 2024, the Company publicly announced that its Board of Directors approved a special dividend to its shareholders of 0.25 ADSs for every 1 ADS held by shareholders, pending shareholder approval and that the dividend is expected to be declared on December 30, 2024, and payable to shareholders who own the Company’s stock at the close of trading on January 2, 2025 (the “Stock Dividend”). On December 30, 2024, the shareholders of the Company approved the Stock Dividend and the Company announced that shareholders of record on January 2, 2025 will be entitled to the Stock Dividend. 559,329,010 ordinary shares were issued in connection with the stock dividend.

Risks and Uncertainties

The Company is exposed to a variety of risks in the ordinary course of business, including, but not limited to, currency risk, liquidity risk, equity price risk and credit risk. The Company regularly assesses each of these risks to minimize any adverse effects on the business as a result of those factors.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Going Concern

Since its incorporation in 2014 the Company has been, and it continues to be, focused on the development of therapeutic products based around its gamma delta T cell platform technology, with the objective of conducting clinical trials to demonstrate safety and efficacy and eventually being granted regulatory approval to market and sell its products since its incorporation. This activity was expected to be in development for several years and has incurred considerable expenditures to date in research and development expenses and in conducting clinical trials. Similar to most development and/or clinical stage biotechnology companies, the Company has not yet generated any revenues from sales of products, but has obtained cash to finance its research, development and clinical trial activities from equity, debt and grant financings and from receipts from partners under collaborative co-development agreements. The Company is expected to continue in this clinical development phase for a number of years before any product becomes marketable. The Company therefore expects to continue to incur significant losses in the foreseeable future.

As of December 31, 2024, the Company’s cash and cash equivalents amounted to £1.2 million ($1.5 million). As of December 31, 2024, the Company had working capital of £1.6 million ($2.0 million) and a surplus of total assets over total liabilities (being total shareholders’ equity) of £3.0 million ($3.8 million). Cash used in operating activities for the year ended December 31, 2024 was £12.6 million ($15.8 million), and the Company expects to incur a continued outflow of cash for the foreseeable future. Net loss for the year ended December 31, 2024, comprised of total operating expenses and other corporate expenses, was £12.2 million ($15.3 million).

On May 7, 2025, the Company had cash on hand of £2.0 million ($2.7 million), which will not be sufficient to enable the Company to meet the cash requirements required to enable it to conduct its business plan after one year of these financial statements being issued. With existing resources, the Company expects to be able to fund current operations into June 2025.

Similar to many clinical development stage biotechnology companies, the Company’s future liquidity needs, and ability to address them, will largely be determined by the availability of capital, both generally and in particular to fund product candidates and key development and regulatory projects. As a pre-revenue biotechnology Company, operations have been financed though continuously raising capital, and management expects to continue to raise capital routinely. The Company is currently and continuously progressing various funding options to fill the projected working capital gap, which could be in the form of an equity raise or other forms of financings such as debt or convertible debt funding, or collaborations or licensing arrangements. Management believes that the ongoing financing initiatives should provide sufficient capital to finance planned operations through May 2026 (the ‘Going Concern Period’) and thereafter as our medium term development and clinical programs continue to progress. However, there can be no certainty that these initiatives will be successful and, if they are not, management will seek to deploy alternative plans, which could have a potentially significant negative impact on stockholders’ equity and on asset values. Such plans could include all or any of the following: raising additional capital through low priced and/or complex equity and/or debt financings, entering transactions involving sales, joint venturing or licensing of intellectual property, reducing and/or deferring discretionary spending on research and development or clinical programs, restructuring our operating model to take advantage of our quality systems and testing capabilities to generate short term revenues or reducing our cash burn rate through reduction in planned operating costs.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not established a source of revenues sufficient to cover its operating costs, and as such, has been dependent since its incorporation in 2014 (and more recently its initial public listing in 2022) on funding ongoing operations primarily through ongoing initiatives to raise capital. Since its incorporation the Company has raised approximately £98.3 million ($122.9 million) in the form of equity finance, income from collaborative partnerships and non-dilutive grant income.

The Company expects to continue to require substantial capital to fund its clinical, development and operational requirements, and therefore incur further losses over the next several years as it develops its clinical products and it expects to finance these capital needs, as in the past, from the capital markets and from non-dilutive (including grants and collaborations) sources as they become available. The Company is currently appealing to Nasdaq against a delisting notice which was served on it by Nasdaq for its failure to comply with Nasdaq’s minimum bid price rule (which failure was subsequently been cured). That appeal is currently outstanding and in the meantime the Company’s American Depositary Shares are traded on the OTC Markets. The Company believes that either (a) its current suspension from trading on Nasdaq will be lifted, following the determination of its pending appeal, or (b) it will continue to trade on the OTC Markets; and it believes that it will continue to secure capital as an SEC Registrant from either of these listings, or from other sources, into the foreseeable future, although inevitably there can be no certainty in relation to future capital raising activities. If the Company is unable to maintain adequate liquidity, future operations will need to be scaled back or discontinued.

Based on the circumstances described above, management is of the view that there is inevitably substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

Basis of Presentation

The accompanying consolidated financial statements have been prepared and presented in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In the opinion of management, these consolidated financial statements include all adjustments necessary for a fair statement of the financial position, results of operations and cash flows of the Company, and the adjustments are of a normal and recurring nature.

Principals of Consolidation

The consolidated financial statements include the accounts of TC BioPharm and its 100% controlled subsidiaries, TC BioPharm Limited, TC BioPharm Inc. and TC BioPharm BV. All significant intercompany balances and transactions have been eliminated. “TC BioPharm”, the “Company”, “we”, “our” or “us” is intended to mean TC BioPharm (Holdings) plc, including the subsidiaries indicated above, unless otherwise indicated.

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Segment Reporting

The Company operates in one operating segment. Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s chief operating decision maker (“the CODM”). The Company’s CODM, its Chief Executive Officer, views the Company’s operations and manages its business as a single operating segment, which is a pre-revenue business comprised of a single pre-clinical drug candidate.

Income and Other Taxes

Income taxes are accounted for using the asset and liability method in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 740, Income Taxes (“ASC 740”), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent they believe these assets will more-likely-than-not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company was to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Income Tax Credit

The Company carries out extensive research and development activities, where it benefits from the United Kingdom’s research and development tax relief and expenditure credit regimes. The Company is able to surrender some of its income tax losses for a cash rebate of from 10% to 33.35% of expenditures related to eligible research and development projects. Such credits are accounted for, depending on the appropriate tax relief, either within the tax provision or other income, in the year in which the expenditures were incurred.

Cash and cash equivalents

The Company defines cash and cash equivalents as cash on hand, deposits held on call with banks and other short-term liquid investments with maturities of three months or less. As of December 31, 2024 and 2023, cash and cash equivalents was £1.2 million and £2.5 million, respectively.

Concentration of Risk

Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents. The Company maintains substantially all of its cash and cash equivalents with financial institutions, which, at times, may exceed federally insured limits. The Company has not incurred any losses associated with this concentration of deposits.

The Company currently has bank deposits with financial institutions in the U.S. of approximately £1.0 million as of December 31, 2024. FDIC insurance provides protection for bank deposits up to $250,000. The Company had approximately £0.2 million in uninsured bank deposits with financial institutions outside the U.S. All uninsured bank deposits are held at high quality credit institutions.

Foreign currency translation and transactions

The Company uses the British pound sterling as the reporting currency for its financial statements. Functional currency is the currency of the primary economic environment in which an entity operates. The functional currency of the Company’s subsidiaries are the local currencies. The Company has transactions denominated in various currencies, with the principal currency exposure being fluctuations in U.S. Dollars and Euros against pound sterling. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to a limited number of supplier agreements denominated in currencies other than pound sterling.

Property and Equipment

Property and equipment consist of computer equipment, facility, and scientific equipment and office equipment, which are stated at cost, net of accumulated depreciation and amortization, and depreciated over their estimated lives using the straight-line method.

Depreciation is provided for by the straight-line method over the estimated useful lives as follows:

Property and Equipment	Estimated Useful Life
Facility and scientific equipment	4-10 years
Computer equipment	3 years
Office equipment	5 years

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

Intangible assets

Intangible assets consist of software, patents and licenses. Intangible assets are recognized where it is probable that there will be a future economic benefit and that this can be reliably measured. Software represents the historical cost of installation of third-party software used within the Company to maintain and control the Company’s quality system. The software is hosted and controlled on the Company’s servers and can be used independently of the related hardware. Software is amortized, on a straight-line basis, over the life of the relevant license of three to four years. Patent costs represent the costs of securing patents in relation to the Company’s intellectual property. Patent costs are amortized, on a straight-line basis, over the remaining legal life of the relevant patents, which has an average estimated patent life of 16 years. License costs represent costs incurred for securing use of third-party technology. License costs are amortized, on a straight-line basis, over the life of the relevant license of three years. Amortization methods and useful lives are reviewed at each reporting date and adjusted as appropriate.

The Company reviews the carrying amounts of its tangible and intangible assets where there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets in which case the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of operations. There was no impairment of tangible or intangible assets during the years ended December 31, 2024 and 2023.

Fair Value Measurements

The fair value of the Company’s assets and liabilities which qualify as financial instruments under ASC 820, Fair Value Measurement, approximates the carrying amounts represented in the accompanying consolidated balance sheets.

Net Loss per Share

Basic net loss per share ordinary share is calculated based on the weighted-average number of ordinary shares outstanding in accordance with ASC Topic 260, Earnings per Share. Diluted net loss per share is calculated based on the weighted-average number of ordinary shares outstanding plus the effect of dilutive potential ordinary shares. When the Company reports a net loss, the calculation of diluted net loss per share excludes potential ordinary shares as the effect would be anti-dilutive. Potential ordinary shares are composed of ordinary shares issuable upon the exercise of options and warrants. The following table shows the basic and diluted loss per share for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net loss	(12,154,030)	(5,906,953)	(1,313,601)
Basic and diluted weighted average number of shares outstanding	377,472,894	6,178,423	687,199

Basic and diluted loss per share	(0.03)	(0.96)	(1.91)

Share-Based Compensation

The Company accounts for share-based compensation arrangements with employees, directors, and consultants and recognizes the compensation expense for share-based awards based on the estimated fair value of the awards on the date of grant. Compensation expense for all share-based awards is based on the estimated grant-date fair value and recognized in earnings over the requisite service period (generally the vesting period).

Research & Development Expenses

Research expenditure is expensed in the year in which it is incurred. Identifiable development expenditure is capitalized to the extent that the technical, commercial and financial feasibility can be demonstrated. The Company has not capitalized any development expenditures since inception.

Collaboration agreements

Costs incurred in connection with collaboration agreements are matched with the underlying activity and where cash outlay is in advance of value accruing and underlying activity, the cost is treated as a prepayment and recognized over the period in which the underlying activity occurs.

Market awareness and investor relations expenditure

Market awareness and investor relations costs are matched with the underlying activity and where cash outlay is in advance of value accruing and underlying activity, the cost is treated as a prepayment and recognised over the period in which the underlying activity occurs.

Commitments and Contingencies

The Company accounts for contingencies in accordance with ASC 450-20, Contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Further details are included within Note 7 to the financial statements.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted these requirements during the year ended December 31, 2024 with no material impact on the consolidated financial statements, other than the impact of the required changes to our Segment Reporting Note. See Note 15 for more information.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements. Further, during December 2024, the FASB issued Accounting Standards Update (“ASU”) 2023-09-Income Taxes (Topic 740)-Improvements to Income Tax Disclosures, which requires entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024. The Company does not expect the issued standard to have a material impact on its financial statements or results of operations.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure in the notes to the financial statements of prescribed categories of expenses within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

NOTE 3. REVENUE

The Company earned revenue from collaboration agreements and contracts with customers. Revenue is recognized on upfront collaboration payments on a straight-line basis over the estimated term over which the services promised will be provided. Collaboration agreement revenue for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue from collaboration agreements	£—	£—	£3,844,532

The terms of business for payment on satisfaction of a performance obligation are typically 30-60 days. Collaboration agreements entered into by the Company provide for the entity to work with a partner to carry out collaborative research and development work. Performance obligations around upfront payments are deemed to be satisfied over the estimated life of the services promised to be provided. This estimated life of the services was estimated by management at the inception of each contract and evaluated at each reporting date. During 2022, the contract with the collaboration partner was terminated. As such, the Company re-classed any remaining deferred revenue (from the upfront payment) to revenue as 1) no additional goods or services were required to be provided to the collaboration partner and 2) the upfront payment was non-refundable.

Revenue from reimbursement of research and development costs by collaboration partners is recognized as the costs are incurred.

NOTE 4. PROPERTY AND EQUIPMENT

The Company’s property, plant and equipment balances consist of the following:

	Facilities & Scientific Equipment	Computer Equipment	Office Equipment	Total
Cost
At January 1, 2023	£4,887,302	£348,194	£86,331	£5,321,827
Additions	91,724	18,629	-	110,353
At December 31, 2023	4,979,026	366,823	86,331	5,432,180
Additions	30,272	33,325	-	63,597
At December 31, 2024	£5,009,298	£400,148	£86,331	£5,495,777

Depreciation
At January 1, 2023	£3,155,984	£327,816	£76,856	£3,560,656
Depreciation expense	575,233	13,947	7,546	596,726
At December 31, 2023	3,731,217	341,763	84,402	4,157,382
Depreciation expense	366,065	15,987	1,535	383,587
At December 31, 2024	£4,097,282	£357,750	£85,937	£4,540,969

Net book value
At December 31, 2024	£912,016	£42,398	£394	£954,808

At December 31, 2023	£1,247,809	£25,060	£1,929	£1,274,798

Depreciation expense on these assets for the years ended December 31, 2024, 2023, and 2022, was £383,587, £596,726 and £714,550, respectively, and is included in research and development and administrative expenses in the accompanying consolidated statements of operations.

NOTE 5. INTANGIBLE ASSETS

The Company’s intangible assets consist of the following:

	Software	Patents and Licenses	Total
Cost
At January 1, 2023	£49,613	£712,557	£762,170
Additions	-	98,436	98,436
At December 31, 2023	49,613	810,993	860,606
Additions	-	28,913	28,913
Write off of intangible assets	-	(165,635)	(165,635)
At December 31, 2024	49,613	674,271	723,884

Amortization
At January 1, 2023	46,661	162,493	209,154
Amortization expense	2,952	33,330	36,282
At December 31, 2023	49,613	195,823	245,436
Amortization expense	-	50,682	50,682
Write off of intangible assets - amortization	-	(38,496)	(38,496)
At December 31, 2024	49,613	335,149	384,762

Net book value
At December 31, 2024	£-	£466,262	£466,262

At December 31, 2023	£-	£615,170	£615,170

Amortization expense on these assets for the years ended December 31, 2024, 2023 and 2022, was £50,682, £36,282 and £55,046, respectively, and is included in research and development expenses in the accompanying consolidated statements of operations.

NOTE 6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets consist of the following:

	December 31, 2024	December 31, 2023
Other receivables	£7,837	£51,584
VAT owed to the Company	80,411	135,642
Prepaid clinical trial costs	307,519	307,519
Deferred clinical trial testing costs	1,177,500	1,177,500
Deferred investor relations activity costs	1,523,206	-
Deferred collaboration agreement costs	331,283	-
Other prepayments	479,284	522,480
Total prepaid expenses and other current assets	£3,907,040	£2,194,725

The fair value of prepaid expenses and other current assets not materially different to the book value.

NOTE 7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities consist of the following:

	December 31, 2024	December 31, 2023
Trade payables	£1,393,325	£1,847,279
Other tax and social security	236,175	139,029
Accrued expenses	1,011,943	1,229,419
Amounts accrued in respect to clinical trial testing	1,177,500	1,177,500
Other payables	488	38,613
	£3,819,431	£4,431,840

The fair value of accounts payable is not materially different to the book value.

NOTE 8. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business.

In accordance with the terms of a Convertible Loan Note (‘Note’) on August 9, 2022 (the Conversion Date) the Company issued 36,764,000 (on a post-ratio change basis) Ordinary Shares and 73,528,000 (on a post-ratio change basis) listed warrants to the Note holder in full satisfaction of the Note in the aggregate amount of $781,233. The holder filed a claim in the English courts on June 19, 2023 asserting that notice was provided such that the Company should have paid it the value of the Note in cash, rather than by settling it through the issuance of Ordinary Shares and listed warrants. The holder is demanding payment of the face value of the Note, together with interest, (approximately $860,000 as at the time of the initial filing of the claim). The litigation process is ongoing and is not expected to conclude until Q4 2025. The Company has retained English solicitors and is contesting the claim in its entirety. The Company believes that it acted correctly under the terms of the Note and has accounted for the transaction on that basis, and that no further amounts are payable to the holder.

NOTE 9. LEASES

The Company leases certain office space under operating leases for use in operations. The Company recognizes operating lease expense on a straight-line basis over the lease term. Management determines if an arrangement is a lease at contract inception. Lease and non-lease components are accounted for as a single component for all leases. Operating lease right to use (ROU) assets and liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the expected lease term, which includes optional renewal periods if we determine it is reasonably certain that the option will be exercised. As our leases do not provide an implicit rate, the discount rate used in the present value calculation represents our incremental borrowing rate determined using information available at the commencement date. Operating lease expense is included as a component of research and development and administrative expenses in the consolidated statements of operations. For the years ended December 31, 2024, 2023 and 2022, the Company recorded operating lease expense of £402,314. Cash payments on lease liabilities during both of the years ended December 31, 2024 and 2023 totaled £447,015 and £763,487 for the year ended December 31, 2022. At December 31, 2024 and 2023, weighted-average remaining lease term and discount rate were as follows:

	December 31,
	2024	2023	2022
Weighted-average remaining lease term	4.11 years	5.11 years	8.2 years
Weighted-average discount rate	8.6%	8.6%	8.6%

The following is a maturity analysis of the annual undiscounted cash flows reconciled to the carrying value of the operating lease liabilities as of December 31, 2024:

Years Ended December 31,
2025	£447,015
2026	447,015
2027	447,015
2028	447,015
Less imputed interest	(288,577)
Total	£1,499,483

NOTE 10. CONVERTIBLE LOAN

The Company entered into a $20 million convertible loan note instrument in April 2021. The note has a 5% annual interest rate. During the year ended December 31, 2023, the Company converted loan notes totaling $809,692 into ordinary shares and warrants. The convertible loan was recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. As of December 31, 2023, the convertible loan had either been fully paid down or converted. As such, the balance of both the convertible loan and corresponding embedded derivative was $0 as of December 31, 2023 and December 31, 2024. See Note 8 for details regarding legal proceeding.

NOTE 11. SHAREHOLDERS’ EQUITY

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

Immediately prior to the completion of the IPO, 24,693 ordinary shares were issued, under the terms of the Articles of Association to certain shareholders who, prior to the IPO, owned A Ordinary shares which carried the right, to subscribe at nominal value for a certain number of additional shares, calculated by reference to the pre-money valuation of the IPO. As part of the IPO share issue, the Company re-organized its share capital whereby all of the outstanding series A ordinary shares were re-designated as ordinary shares of the Company on a one for one basis and as such no anti-dilution provisions are included within the issued shares.

Reorganization and IPO

Immediately prior to completion of the IPO, the Company re-organized its share capital whereby all of the outstanding series A ordinary shares were re-designated as ordinary shares of TC BioPharm (Holdings) plc on a one for one basis. Immediately prior to the completion of the offering, a further 24,693 ordinary shares were issued, under the terms of the Articles of Association to certain shareholders who, prior to the IPO, owned A ordinary shares which carried the right, to subscribe at nominal value for a certain number of additional shares, calculated by reference to the pre-money valuation of the IPO. The fair value of the shares issued was £3.8 million.

On February 10, 2022, the Company issued 16 ADSs representing 63,280 ordinary shares with nominal value of £31,640 and warrants to buy 32 ADSs on conversion of loan notes totaling $13.4 million (£9.9 million).

On February 10, 2022, the Company completed the IPO, listing on Nasdaq, issuing 21 ADSs representing 82,353 ordinary shares with nominal value of £41,176 and warrants to buy 47 ADSs for proceeds before expenses of $17.5 million (£12.8 million). Funding costs of $3.0 million (£2.2 million) including underwriter fees were incurred.

Share Issuances

Between June 7, 2022 and June 8, 2022, the Company issued and sold 58 ADSs representing 230,000 ordinary shares generating proceeds of $4.6 million (£3.7 million) before deductions for offering expenses of approximately $0.8 million (£0.6 million).

On August 9, 2022, Convertible Loan Noteholders with loan notes with a face value of $0.8 million (£0.6 million) agreed to not exercise their right to be repaid and in consideration for this agreement received warrants over 11,678 ordinary shares. In addition, the conversion price of the loan notes was amended to be the lower of (i) the 5-day trailing VWAP of the Company’s ADS calculated as at 31 January 2023 and (ii) $5,000, subject to not being below $2,000.

On August 9, 2022, the Company issued 1 ADSs representing 3,676 ordinary shares and warrants to buy 2 ADSs on conversion of loan notes totaling $0.8 million (£0.7 million).

On November 15, 2022, the Company issued 21 Ordinary shares (number stated prior to the reverse split) for a consideration of $7.565 (£6.362) per share.

On November 24, 2022, the Company issued 3 Ordinary shares for a consideration of $6.51 (£5.41) per share.

On November 27, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) as purchasers. Pursuant to the Purchase Agreement, the Company sold, and the Investors purchased in a private placement an aggregate of 39 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 329 ADS (the “Pre-Funded Warrants”), Series A purchase warrants to purchase up to 368 ADSs (the “Series A Ordinary Warrants”) and Series B purchase warrants to purchase up to 368 ADSs (the “Series B Ordinary Warrants” and together with the Series A Ordinary Warrants, the “Ordinary Warrants”) for aggregate gross proceeds of $7.4 million (£6.1 million), excluding any proceeds that may be received upon exercise of the Ordinary Warrants. The purchase price for each ADS and associated Ordinary Warrants is $100 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants is $99.98.

During January of 2023, the Company issued 329 ADSs (on a post-ratio change basis) or 1,315,000 ordinary shares, par value £0.0001 per share of Company, based on a price per share of £0.0001 on exercise of pre-funded warrants that had been issued in prior financing rounds. As the pre-funded warrants contained a nominal exercise price, the exercise of the pre-funded warrants resulted in nominal proceeds to the Company.

On March 27, 2023, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Investors, pursuant to which the Company agreed to issue and sell an aggregate of 54 ADSs (on a post-ratio change basis), or 215,000 ordinary shares, pre-funded warrants to purchase up to 806 ADS (on a post-ratio change basis) (the “Pre-Funded Warrants”), and Series C purchase warrants to purchase up to 859 ADSs (on a post-ratio change basis) (the “Ordinary Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). In addition, the Company also issued placement agent warrants to purchase 64 ADSs (on a post-ratio change basis). The purchase price for each ADS and associated Ordinary Warrants was $6,400 (on a post-ratio change basis) and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants was $6,396 (on a post-ratio change basis). The Ordinary Warrants were immediately exercisable, expire five years from the date of issuance and the Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The total net proceeds from this offering were approximately £4.0 million (or approximately $4.9 million), after deducting estimated offering expenses of approximately £0.5 million.

On March 27, 2023 the Company also agreed that certain existing warrants to purchase up to an aggregate of 700 ADSs (on a post-ratio change basis) of the Company that were previously issued on November 30, 2022, at an exercise price of $20,000 per ADS (on a post-ratio change basis) and expiration dates of May 30, 2025 and May 30, 2028, were amended so that the amended warrants had a reduced exercise price of $7,000 per ADS (on a post-ratio change basis).

On August 30, 2023, the Company entered into an agreement with its Series A and B warrant holders whereby it induced 350 and 350 of the outstanding warrants (on a post-ratio change basis), respectively. In addition, the Company also entered into an agreement with its Series C warrant holders to induce all of the outstanding warrants (859 (on a post-ratio change basis)). The inducement resulted in gross proceeds to the Company of approximately $2.8 million. In order to incentivize the inducement, the Company issued 3,119 Series D warrants (on a post-ratio change basis) to the Series, A, B and C warrant holders. In addition, the Company also issued placement agent warrants to purchase 117 ADSs (on a post-ratio change basis). The Company received aggregate gross proceeds of approximately £2.2 million (approximately $2.8 million) from the exercise of the Existing Warrants by the Holders, before deducting placement agent fees payable by the Company.

On December 18, 2023, the Company entered into a Third Securities Purchase Agreement (the “Third Purchase Agreement”) with a certain institutional investor (the “Investor”) pursuant to which the Company agreed to issue and sell to the Investor in a best-efforts public offering 375 ADSs (on a post-ratio change basis) representing 1,500,000 ordinary shares, pre-funded warrants to purchase up to 8,375 ADS (on a post-ratio change basis) representing 33,500,000 Ordinary Shares (the “Pre-Funded Warrants”), and series E purchase warrants to purchase up to 8,750 ADSs (on a post-ratio change basis) representing 35,000,000 Ordinary Shares (the “Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). The purchase price for each ADS and associated Warrant was $400 and the purchase price per each Pre-Funded Warrant and associated Warrant was $400. The Warrants are immediately exercisable, will expire five years from the date of issuance and have an exercise price of £316.28 per ADS (on a post-ratio change basis). The Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full at an exercise price of $0.20 per ADS (on a post-ratio change basis). Additionally, the Company agreed that a certain number of existing warrants to purchase up to an aggregate of 3,119 ADSs (on a post-ratio change basis) of the Company that was previously issued on September 5, 2023, at an exercise price of £1,400 per ADS (on a post-ratio change basis) and an expiration date of March 5, 2029, were amended effective upon the closing of the offering so that the amended warrant will have a reduced exercise price of £316.28 per ADS (on a post-ratio change basis). The Securities Purchase Agreements resulted in gross proceeds of $3.5 million.

During January of 2024, the Company issued 6,990 ADSs (on a post-ratio change basis) or 27,960,000 ordinary shares, based on a price per share of £0.0001 on exercise of pre-funded warrants that had been issued in prior financing rounds. As the pre-funded warrants contained a nominal exercise price, the exercise of the pre-funded warrants resulted in nominal proceeds to the Company.

 On March 8, 2024, the company issued 605 ADSs (on a post-ratio change basis) or 2,421,400 ordinary shares, based on a price per share of £0.0001 on exercise of share options that had been issued to a consultant as part of the consideration for undertaking consulting services. The issued shares options were recognized as non-employee compensation expense in accordance with ASC 718.

On March 11, 2024, the Company issued 119 ADSs (on a post-ratio change basis) or 476,153 ordinary shares of Company to Bryan Kobel, the Chief Executive Officer of the Company following an agreement to convert an aggregate amount of approximately £19,765 (or approximately $24,760) of accrued but unpaid contractual pension benefits owed to him. The issued ADSs were based on a price per ADS equal to the closing price of the Company’s ADSs on the Nasdaq Capital Market on March 7, 2024.

On March 12, 2024, the Company issued 3,119 ADSs (on a post-ratio change basis) representing 12,475,000 ordinary shares of the Company upon exercise of outstanding warrants resulting in gross cash proceeds to the Company of £986,772 (approximately $1,263,000).

On May 6, 2024, the Company entered into a letter agreement (the “Inducement Letter”) with certain holders (the “Holders”) of existing Series E warrants (the “Existing Warrants”) to purchase ordinary shares represented by ADSs of the Company. The Existing Warrants were issued on December 21, 2023 and have an exercise price of £357 per ADS (on a post-ratio change basis). Each ADS represents 4,000 ordinary shares of the Company. Pursuant to the Inducement Letter, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 8,750 ADSs (on a post-ratio change basis) of the Company for cash and the payment of £19.925 (US$25.00) per new warrant in consideration for the Company’s agreement to issue new Series F warrants to purchase ordinary shares represented by ADSs (the “New Warrants”) to purchase up to 70,000,000 of the Company’s ordinary shares represented by 17,500 ADSs (on a post-ratio change basis) (the “New Warrant ADSs”). The Company received aggregate gross proceeds of approximately £3.1 million from the exercise of the Existing Warrants by the Holders, prior to deducting placement agent fees and estimated offering expenses.

ADS Ratio Changes

On December 15, 2023, the Company changed its ratio of American Depositary Shares (“ADSs”) ordinary shares from one ADS representing one ordinary share to one ADS representing 20 ordinary shares (the “ADS Ratio Change”).

On July 31, 2024, the Company changed its ratio of ADSs ordinary shares from one ADS representing 20 ordinary shares to one ADS representing 200 ordinary shares.

On February 10, 2025, the Company changed its ratio of ADSs ordinary shares from one ADS representing 200 ordinary shares to one ADS representing 4,000 ordinary shares.

As a result of the ratio changes noted above, all references in these consolidated financial statements and accompanying notes to units of ordinary shares underlying ADSs are reflective of the ratio changes for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

NOTE 12. SHARE-BASED COMPENSATION

Enterprise Management Incentive (EMI) share option scheme

The Company operates an HMRC Approved Enterprise Management Incentive (“EMI”) share option scheme for employees. Effective December 16, 2014, the Company approved a share option scheme under which the Board of Directors of the Company can award options to directors, officers, employees and consulting personnel of the Company. The Board of Directors will determine the terms, limitations, restrictions and conditions of the options granted under the plan.

The Company has granted options over ADSs to certain employees.

	Number of share options	Weighted average exercise price per ADS £

Outstanding at December 31, 2023	27	£92,000
Exercisable during the period	-	-
Outstanding at December 31, 2024	27	£92,000

Exercisable at December 31, 2024	27	£92,000
Unexercisable at December 31, 2024	-	£-

The estimated fair value of the options outstanding in the period was calculated by applying a Monte Carlo Simulation for those options issued in 2020 and 2019 and a Black Scholes Model for those options issued in prior periods. The most appropriate approach is selected with reference to the share capital structure at the time of grant. The expense recognized for share-based payments in respect of employee services received during the year ended December 31, 2024 was £0 as all options were fully vested as of December 31, 2024.

2021 Share Option Scheme

Effective immediately prior to completion of the IPO on February 10, 2022, the Company adopted a new share option scheme, or the 2021 Share Option Scheme, for the purpose granting share options to incentivize the Company’s directors, employees and consultants. The 2021 Share Option Scheme incorporates a sub-plan for option holders subject to taxation in the United States, or the 2021 U.S. Sub-Plan, to provide for the grant of U.S. qualified incentive options.

The Company has granted options over ADSs to certain employees and directors.

	Number of share options	Weighted average exercise price per ADS $

Outstanding at December 31, 2023	185	$46,000
Granted during the period	6,412	224
Exercised during the period	(605)	0.50
Forfeited during the period	(5)	848,000
Outstanding at December 31, 2024	5,987	$1,001

Exercisable at December 31, 2024	5,046	$1,140
Unexercisable at December 31, 2024	941	$260

The totals of options and related exercise price are for options over ADSs and reflect the ratio change on December 15, 2023, July 31, 2024, and February 10, 2025.

The estimated fair value of the options outstanding in the period was calculated by applying a Black Scholes Model. The most appropriate approach is selected with reference to the share capital structure at the time of grant. The weighted average fair value of the options as of December 31, 2024 and 2023 was $396.94 and $12,424, respectively. The expense recognized for share-based payments in respect of employee services received during the years ended December 31, 2024, 2023 and 2022 was £1,013,788, £444,459 and £1,123,250, respectively.

The options granted under the 2021 share option scheme will typically vest over three years after the date of grant. In some cases, options granted to senior management vested immediately. As of December 31, 2024 the unvested options would, under the agreed terms, vest evenly over the remaining period in either six month or annual instalments.

Modifications

During March of 2024, share options that had been granted to six grantees, including two of our executive officers and all of the non-employee directors as at that date, were cancelled and replaced by new options with different terms. The company determined that the option cancellations and subsequent re-issuances should be considered award modifications and be recognized in accordance with the guidance in ASC 718-20. As the new awards vested immediately, the Company fully recognized the incremental fair value of the awards of £248,659.

Additional Right to Subscribe for Shares

On August 25, 2020, the Company issued Ordinary shares, which included an additional right to subscribe for a fixed number (15,891) of ordinary shares at £215.00 per ordinary share at a future date based on certain clinical and commercial milestones. The estimated fair value of the right to subscribe was calculated by applying a Black Scholes Model. This was deemed the most appropriate approach due to the future liquidity event being date-uncertain and could take one of many forms.

NOTE 13. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company had cash and cash equivalents of £1.2 million as of December 31, 2024. The cash and cash equivalents are carried at fair value due to the liquid nature of the instruments and are measured in Level 1. The Company’s trade and other receivables and accounts payable and accrued expenses are also carried at fair value due to the liquid nature and are measured in Level 1.

In addition, the Company also had numerous outstanding warrants that were classified in Level 2 due to our use of implied volatility in determining the expected volatility input for purposes of determining the instruments fair value via the Black-Scholes valuation model.

On November 27, 2022, the Company entered into the First Purchase Agreement with Investors as purchasers. Pursuant to the First Purchase Agreement, the Company sold, and the Investors purchased in a private placement an aggregate of 39 ADSs, pre-funded warrants to purchase up to 329 ADS (the “Pre-Funded Warrants”), Series A purchase warrants to purchase up to 368 ADSs (the “Series A Ordinary Warrants”) and Series B purchase warrants to purchase up to 368 ADSs (the “Series B Ordinary Warrants” and together with the Series A Ordinary Warrants, the “Ordinary Warrants”) for aggregate gross proceeds of $7,350,000, excluding any proceeds that may be received upon exercise of the Ordinary Warrants. In addition, the Company also issued placement agent warrants to purchase 28 ADSs. The purchase price for each ADS and associated Ordinary Warrants is $20,000 (on a post-split basis) and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants is $19,996 (on a post-split basis).

On March 27, 2023, the Company, entered into a Second Securities Purchase Agreement with Investors, pursuant to which the Company agreed to issue and sell an aggregate of 54 ADSs, pre-funded warrants to purchase up to 806 Pre-Funded Warrants, and Series C purchase warrants to purchase up to 859 ADSs Securities. In addition, the Company also issued placement agent warrants to purchase 64 ADSs. The purchase price for each ADS and associated Ordinary Warrants was $6,400 (on a post-split basis) and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants was $6,396 (on a post-split basis). The Ordinary Warrants were immediately exercisable, expire five (5) years from the date of issuance and the Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

On July 10, 2023, the Company entered into a warrant amendment with an existing investor pursuant to which the Company and the investor agreed that certain Series A and Series B warrants to purchase 700 ADSs of the Company that were previously issued on November 30, 2022 (the “November 2022 Warrants”) and certain Series C warrants to purchase 859 ADSs of the Company that were previously issued on March 30, 2023 (the “March 2023 Warrants,” and together with the November 2022 Warrants, the “Existing Warrants”) would be amended as follows: (i) amend the current exercise price on all Existing Warrants so that it is now equal to £1,400, (ii) extend the termination date on 50% of the November 2022 Warrants and all of the March 2023 Warrants until May 30, 2028 and (iii) amend to the definition of “Black Scholes Value” included in Section 3(e) of the Existing Warrants. As a result of the amendments to the related warrants (Series A, Series B and Series C) they were reclassified to equity as they no longer contained a strike price denominated in a foreign currency. Further, the Series A, B and C warrants were also re-measured to a fair value of $6.40 per warrant as of the modification date using the Black-Scholes model with the following inputs:

July 10, 2023
Exercise price	$1,800
Share price	$1,800
Time to maturity	4.8 years
Expected volatility	90%
Risk free interest rate (US treasury bond)	4.0%
Dividend yield	-

On August 30, 2023, the Company entered into an agreement with its Series A and B warrant holders whereby it induced 350 and 350 of the outstanding warrants, respectively. In addition, the Company also entered into an agreement with its Series C warrant holders to induce all of the outstanding warrants (859). The inducement resulted in gross proceeds to the Company of approximately $2.8 million. In order to incentivize the inducement, the Company issued 3,119 Series D warrants to the Series, A, B and C warrant holders. In addition, the Company also issued placement agent warrants to purchase 117 ADSs. The Ordinary Warrants were immediately exercisable and expire five 5.5 years from the date of issuance.

On December 18, 2023, the Company, entered into a Securities Purchase Agreement with Investors, pursuant to which the Company agreed to issue and sell an aggregate of 375 ADSs, pre-funded warrants to purchase up to 8,375 Pre-Funded Warrants, and Series C purchase warrants to purchase up to 8,750 ADSs Securities. The offering resulted in gross proceeds of $3.5 million. In addition, the Company also issued placement agent warrants to purchase 657 ADSs. The purchase price for each ADS and associated Ordinary Warrants was $400 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants was $400. The Ordinary Warrants were immediately exercisable, expire five (5) years from the date of issuance and the Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

Liability Classified Warrants

The Company’s had certain liability classified warrants, including their Series A and B warrants (and corresponding placement agent warrants) and Series C placement agent warrants, that are still being re-measured to fair value at the end of each reporting period. The liability classified warrants had an exercise price range of $1,200-$25,000. As such, the fair value of the outstanding warrants were not material as of December 31, 2024, 2023, or 2022.

Series A warrants

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

	December 31, 2024	December 31, 2023
Exercise price	$20,000	$20,000
Share price	$10.32	$634
Time to maturity	3.4 years	4.4 years
Expected volatility	90%	90%
Risk free interest rate (US treasury bond)	4.4%	4.0%
Dividend yield	0%	0%

Series B warrants

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

	December 31, 2024	December 31, 2023
Exercise price	$20,000	$20,000
Share price	$10.32	$634
Time to maturity	0.4 years	1.4 years
Expected volatility	90%	90%
Risk free interest rate (US treasury bond)	4.4%	4.0%
Dividend yield	0%	0%

Series A-B placement agent warrants

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

	December 31, 2024	December 31, 2023
Exercise price	$25,000	$25,000
Share price	$10.32	$634
Time to maturity	3.4 years	4.4 years
Expected volatility	90%	90%
Risk free interest rate (US treasury bond)	4.4%	4.0%
Dividend yield	0%	0%

Series D and E warrants

The Company issued equity classified Series D and E warrants on August 30, 2023 and December 18, 2023, respectively. The Series D and E warrants were subsequently exercised in full on March 12, 2024 and May 6, 2024, respectively. The fair value as of grant date for the various Series D and E warrants is as follows:

Series D warrants

The fair value of each of the warrants was $8.46 as of the August 30, 2023 issuance date. As the warrants were equity classified, they were not re-measured to fair value as of December 31, 2023.

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

August 30, 2023
Exercise price	$1,760
Share price	$2,200
Time to maturity	5.5 years
Expected volatility	90%
Risk free interest rate (US treasury bond)	4.0%

Series D placement agent warrants

The fair value of each of the warrants was $8.20 as of the August 30, 2023 issuance date. As the warrants were equity classified, they were not re-measured to fair value as of December 31, 2024 and 2023.

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

August 30, 2023
Exercise price	$2,200
Share price	$2,200
Time to maturity	5.5 years
Expected volatility	90%
Risk free interest rate (US treasury bond)	4.0%
Dividend yield	-

Series E warrants

The fair value of each of the warrants was $1.97 as of the December 18, 2023 issuance date. As the warrants were equity classified, they were not re-measured to fair value as of December 31, 2023.

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

December 18, 2023
Exercise price	$400
Share price	$522
Time to maturity	5.0 years
Expected volatility	90%
Risk free interest rate (US treasury bond)	4.0%

Series E placement agent warrants

The fair value of each of the warrants was $1.89 as of the December 18, 2023 issuance date. As the warrants were equity classified, they were not re-measured to fair value as of December 31, 2024 and 2023.

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

December 18, 2023
Exercise price	$500
Share price	$522
Time to maturity	5.0 years
Expected volatility	90%
Risk free interest rate (US treasury bond)	4.0%

Series F warrants

The fair value of each of the warrants was $1.04 as of the May 8, 2024 issuance date. As the warrants were equity classified, they were not re-measured to fair value as of December 31, 2024.

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

May 8, 2024
Exercise price	$188
Share price	$294
Time to maturity	3.5 years
Expected volatility	90%
Risk free interest rate (US treasury bond)	4.0%

Series F placement agent warrants

The fair value of each of the warrants was $0.73 as of the May 8, 2024 issuance date. As the warrants were equity classified, they were not re-measured to fair value as of December 31, 2024.

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

May 8, 2024
Exercise price	$560
Share price	$294
Time to maturity	3.5 years
Expected volatility	90%
Risk free interest rate (US treasury bond)	4.0%

Series G warrants

The fair value of each of the warrants was $2.02 as of the August 15, 2024 issuance date. As the warrants were equity classified, they were not re-measured to fair value as of December 31, 2024. No placement agent warrants were issued.

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

August 15, 2024
Exercise price	$20
Share price	$58.24
Time to maturity	1.0 years
Expected volatility	90%
Risk free interest rate (US treasury bond)	4.0%

Series H warrants

The fair value of each of the warrants was $3.35 as of the August 29, 2024 issuance date. As the warrants were equity classified, they were not re-measured to fair value as of December 31, 2024.

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

August 29, 2024
Exercise price	$20
Share price	$85.45
Time to maturity	1.0 years
Expected volatility	90%
Risk free interest rate (US treasury bond)	4.0%

Series H placement agent warrants

The Company also granted 22,500 placement agent warrants with a fair value of $3.14 per warrant.

The inputs associated with calculating the fair value of the warrants are considered to be Level 2 and were valued using a Black-Scholes valuation model. The inputs were as follows:

August 29, 2024
Exercise price	$26
Share price	$85.45
Time to maturity	1.0 years
Expected volatility	90%
Risk free interest rate (US treasury bond)	4.0%

NOTE 14. INCOME TAXES

	Year Ended	Year Ended	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
	£	£	£
Current tax
Corporation tax credit	651,971	1,088,729	1,720,000
Total current tax credit	651,971	1,088,729	1,720,000

Reconciliation of loss before tax to the tax credit for the year
Loss before tax	12,806,001	6,995,682	3,033,601

Loss on ordinary activities multiplied by the standard rate of tax of 25% (2023: 23.5%)	3,201,500	1,643,985	576,384

Adjustments in respect of prior years	-	45,136	154,422
Non-deductible expenses	(1,130,034)	(414,859)	(1,834,581)
Super deductions	-	-	13,178
Change in deferred tax asset	2,220,942	-	(186,879)
Change in valuation allowance	(1,817,638)	357,897	(671,566)
Foreign rate differential	-	(29,318)	-
Other	(75,288)	(233,096)	-
Additional allowance in respect of enhanced R&D relief	-	-	4,198,115
Surrender of tax losses for R&D tax credit refund	(876,305)	(1,082,905)	(2,109,111)
Adjustments relating to GAAP	(1,523,177)	(241,704)	14,460
R&D tax credits generated	651,971	1,043,593	1,565,578
Current tax credit	651,971	1,088,729	1,720,000

As of December 31, 2024, the Company’s net operating loss carryforwards in the United Kingdom totaled £22.3 million. U.K. net operating loss carryforwards can be carried forward indefinitely to be offset against future tax liabilities of the Company. As of December 31, 2024, the Company’s net operating loss carryforwards in the United States of America totaled £2.1 million. U.S. net operating loss carryforwards can be carried forward indefinitely to be offset against future tax liabilities of the TC BioPharm (North America) Inc.

The accounting and valuation of warrant instruments results in volatility in the consolidated statement of operations for UK accounting purposes, and therefore for UK tax purposes. This volatility has resulted in gains being included within the consolidated statement of operations for the years ended December 31, 2024 and 2023. Prima facie these gains are taxable, subject to certain exemptions applying. These exemptions are required to be reviewed in relation to each warrant instrument on an annual basis, to the extent that the exemptions do not apply, the resulting profit and loss credits are taxable.

Significant components of the Company’s deferred tax assets as of December 31, 2024 and 2023 are summarized below.

	2024	2023
Deferred tax assets:
Net operating losses	£6,190,130	£4,357,668
Fixed asset	73,012	79,338
Other	9,448	17,946
Total deferred tax assets	6,272,590	4,454,952

Valuation allowance	(6,272,590)	(4,454,952)

Net deferred tax asset, net of valuation allowance	£-	£–

After weighing all available positive and negative evidence for the periods ended December 31, 2024 and 2023, the Company has recorded an increase/(decrease) in the valuation allowance of £1,817,638 and (£357,897), respectively.

The Company continuously monitors its current and prior filing positions in order to determine if any unrecognized tax positions should be recorded. The analysis involves considerable judgement and is based on the best information available. For the periods ended December 31, 2024 and 2023, the Company is not aware of any positions which require an uncertain tax position liability.

The domestic and foreign components of loss before income taxes for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Domestic	£(11,923,810)	£(5,816,637)	£(2,265,019)
Foreign	(882,191)	(1,179,045)	(768,582)
Net loss, before tax	£(12,806,001)	£(6,995,682)	£(3,033,601)

NOTE 15. SEGMENT REPORTING

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the CODM in making decisions regarding resource allocation and assessing performance.

The Company views its operations and manages its business in one operating segment engaged in research and development of a single pre-clinical drug. The Company’s Chief Executive Officer (“CEO”), as the CODM, regularly reviews the entity-wide financial and operational performance as a single unit. No financial information is disaggregated into separate lines of businesses. The CEO makes resource allocation and business process decisions regarding the overall level of resources available and how to best deploy these resources.

The single segment’s principal measure of segment profit and loss is consolidated research and development expenses and administrative expenses. The CEO considers actual and forecasted expenses when evaluating performance. The Company does not regularly provide the CODM with more detailed segment expense information beyond what is included in the consolidated statements of operations. The significant expense categories used to manage operations are those reflected in our consolidated statements of operations. Refer to the consolidated statements of operations included in the consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

NOTE 16. RELATED PARTY DISCLOSURES

The Company identified the following related party transaction in accordance with ASC 850, Related Party Disclosures:

Consulting Agreement

During August of 2024, the Company entered into a consulting agreement for investor relation services with an expected term of twelve months with MavDB Consulting LLC (the “Vendor”) for services with a total value of £2.4 million ($3 million). The vendor is wholly owned by David Joshua Bartch, a shareholder of the Company during the period. The Company incurred £0.8 million ($1 million) of expense related to the agreement during its year ended December 31, 2024 and had accounts payable related to the agreement of $Nil as of December 31, 2024. The agreement provides compensation for the services at fair market value.

NOTE 17. SUBSEQUENT EVENTS

Management evaluated subsequent events and transactions that occurred after the balance sheet date, up to the date that the financial statements were issued. Based upon this review, other than as set forth below, management did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Nasdaq Compliance and admission to the OTC Markets

On January 3, 2025, the Company received written notification from the listing qualifications staff (“Staff”) of the Nasdaq indicating that the minimum closing bid price per share for its ADSs was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). Based upon the Company’s non-compliance with the Bid Price Rule, the Staff had determined to delist the Company’s securities from Nasdaq, subject to the Company’s request for a hearing before a Nasdaq hearings panel (the “Panel”). Because, as previously disclosed, the Company is subject to a discretionary panel monitor through August 21, 2025 pursuant to Nasdaq Listing Rule 5815(d)(4)(A), the Staff did not grant additional time for the Company to regain compliance with the Bid Price Rule.

The Company requested and was granted a hearing before a hearing panel on February 20, 2025 at which it requested continued listing on The Nasdaq Capital Market since it has returned to compliance and expected to continue to do so.

On March 20, 2025, the Company received notice that the Nasdaq Hearings Panel had determined to delist the Company’s securities from Nasdaq due to the Company’s failure to comply with Rule 5550(a)(2) of Nasdaq’s Listing Rules. The Rule requires listed securities to maintain a minimum bid price of $1.00 per share. Management is currently working on an appeal with Nasdaq.

The Company’s securities were suspended for trading on Nasdaq effective at the opening of trading on Monday, March 24, 2025. The Company’s American Depositary Shares were eligible to trade on the OTC Markets effective with the opening of trading on Monday, March 24, 2025. This delisting and transition to the OTC Markets did not change the Company’s obligation to file annual reports and certain other reports with the SEC under the applicable federal securities laws.

Exercise of prefunded warrants

During January 2025, prefunded warrants representing 204,929,400 Ordinary shares were exercised.

Issuances under the ATM Agreement

In the period from January 1, 2025 through the issuance of the financial statements, a further 2,247,046 ADSs were issued representing 5,649,306,400 Ordinary shares for total gross proceeds of $4.84 million (£3.87 million).

